Exhibit 99.1

CRITICAL METALS CORP.

and

EUROPEAN LITHIUM LIMITED

SECOND DEED OF AMENDMENT AND RESTATEMENT OF SCHEME IMPLEMENTATION DEED

THIS DEED is made                     2026

BETWEEN

CRITICAL METALS CORP. of 712 Fifth Ave, 11th floor, New York, NY 10019 (Bidder);

AND

EUROPEAN LITHIUM LIMITED (ACN 141 450 624) of 32 Harrogate Street, West Leederville WA 6007 (EUR).

RECITALS

A.	The Bidder and EUR are parties to the Scheme Implementation Deed dated 18 May 2026 (as amended by deed of amendment and restatement dated 3 July 2026) (Scheme Implementation Deed).

B.	The parties have agreed to amend and restate the Scheme Implementation Deed on the terms of this deed.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless stated otherwise:

(a)	a word or expression that is defined in the Scheme Implementation Deed has the meaning given to it in the Scheme Implementation Deed when used in this deed; and

(b)	terms defined in the Recitals to this deed have the same meaning when used in the operative part of this deed (and vice versa).

1.2	Interpretation

Clauses 1.2, 1.3, 1.4 and 1.5 of the Scheme Implementation Deed apply to the interpretation of this deed as if this deed were the “Deed” referred to in those clauses.

2.	AMENDMENTs to SCHEME IMPLEMENTATION DEED

With effect on and from the date of this deed (Second Amendment Date), the parties agree that:

(a)	the Scheme Implementation Deed be, and is hereby, amended and restated as set out in the Annexure; and

(b)	the parties are bound by the Scheme Implementation Deed as amended and restated by this deed.

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3.	ACKNOWLEDGEMENTS

(a)	Each party acknowledges and agrees that:

(i)	this deed satisfies the requirements of clause 18.7 of the Scheme Implementation Deed; and

(ii)	the amendments to the Scheme Implementation Deed set out in the Annexure do not affect the validity and enforceability of the Scheme Implementation Deed, which remains in full force and effect, and the parties hereby confirm their respective obligations, covenants, rights, powers and duties pursuant to the Scheme Implementation Deed, as modified or varied by this deed.

(b)	Nothing contained in or effected by this deed:

(i)	abrogates, prejudices, diminishes or otherwise adversely affects any power, right, authority, discretion, remedy or obligation of any of the parties under the Scheme Implementation Deed arising before the Second Amendment Date; or

(ii)	discharges, releases or otherwise affects any liability or obligation of any of the parties under the Scheme Implementation Deed before the Second Amendment Date.

4.	WARRANTIES

Each party represents and warrants to each other party:

(a)	capacity: it has capacity unconditionally to execute and deliver and comply with its obligations under this deed;

(b)	action taken: it has taken all necessary action to authorise the unconditional execution and delivery of, and the compliance with its obligations under, this deed;

(c)	binding obligations: this deed constitutes its valid and legally binding obligations and is enforceable against it by any other party in accordance with its terms; and

(d)	no contravention: its unconditional execution and delivery of, and compliance with its obligations under this document, do not contravene:

(i)	any law to which it or any of its property is subject or any order or directive from a government body binding on it or any of its property; or

(ii)	its constituent documents, any agreement or instrument to which it is a party or any obligation to any other person.

5.	PUBLIC ANNOUNCEMENT

Immediately after execution of this deed, EUR must issue a public announcement in a form previously agreed to in writing with Bidder notifying of the effect of this deed on the Scheme Implementation Deed.

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6.	COUNTERPARTS

(a)	This deed may be executed in any number of counterparts and all counterparts taken together with constitute one instrument. Each counterpart is an original but the counterparts together are one and the same agreement.

(b)	This document is binding on the parties on the exchange of duly executed counterparts.

7.	ELECTRONIC EXECUTION

(a)	To the extent permitted by law, a counterpart of this deed may be executed electronically, including by using software or a platform for the electronic execution of contracts.

(b)	A print out of the executed deed once all parties signing electronically have done so, will be an executed original counterpart of this deed, irrespective of which party prints it.

(c)	Each party that signs this deed electronically represents and warrants that it or anyone signing on its behalf:

(i)	has been duly authorised to enter into and execute this deed electronically and to create obligations that are valid and binding obligations on the party;

(ii)	has affixed their own electronic signature; and

(iii)	holds the position or title indicated under their electronic signature.

8.	FURTHER ACTS

Each party will promptly do and perform all further acts and execute and deliver all further documents (in a form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this deed.

9.	EXPENSES

Except as otherwise provided in this deed, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this deed.

10.	AMENDMENTS

This deed may only be amended by a document signed by or on behalf of each of the parties.

11.	ENTIRE AGREEMENT

This deed constitutes the entire agreement of the parties in respect of the amendment and restatement of to the Scheme Implementation Deed. It supersedes all prior discussions, negotiations, understandings and agreements in respect of the amendment and restatement of the Scheme Implementation Deed.

12.	GOVERNING LAW AND JURISDICTION

This deed will be governed by and construed in accordance with the laws in force in the State of Western Australia and each party submits to the non-exclusive jurisdiction of the courts of that State.

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SIGNING PAGES

EXECUTED as a deed.

SIGNED, SEALED AND DELIVERED for and on	)
behalf of CRITICAL METALS CORP. by its duly	)
authorised representative in the presence of:	)
)

/s/ Horace Broadnax	/s/ Michael Hanson
Signature of witness	Signature of authorised representative By executing this deed the representative states that they have received no notice that their authority to do so has been revoked.

Horace Broadnax	Michael Hanson
Name of witness	Name of authorised representative
(please print)	(please print)

EXECUTED by	)
EUROPEAN LITHIUM LIMITED	)
ACN 141 450 624)
in accordance with section 127 of the	)
Corporations Act 2001 (Cth):	)

/s/ Michael Carter	/s/ Melissa Chapman
Signature of director	Signature of company secretary

Michael Carter	Melissa Chapman
Name of director	Name of company secretary

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ANNEXURE – SECOND AMENDED AND RESTATED SCHEME IMPLEMENTATION DEED

CRITICAL METALS CORP.

and

EUROPEAN LITHIUM LIMITED
ACN 141 450 624

SECOND AMENDED AND RESTATED SCHEME IMPLEMENTATION DEED

1.	DEFINITIONS AND INTERPRETATION		1

	1.1	Definitions	1
	1.2	Interpretation	17
	1.3	Business Day	18
	1.4	Contra proferentem excluded	18
	1.5	Parties	18

2.	AGREEMENT TO PROPOSE AND IMPLEMENT SCHEMES		19

	2.1	EUR to propose and implement Schemes	19
	2.2	Bidder to assist	19
	2.3	Nominee	19

3.	CONDITIONS PRECEDENT		19

	3.1	Conditions precedent to Share Scheme	19
	3.2	Conditions precedent to the Option Scheme	23
	3.3	Reasonable endeavours	23
	3.4	Regulatory matters	24
	3.5	Waiver	24
	3.6	Notices in relation to Conditions	25
	3.7	Schemes voted down because of Headcount Test	25
	3.8	Consultation on failure of Condition	25

4.	TRANSACTION STEPS		26

	4.1	Share Scheme	26
	4.2	Share Scheme Consideration	26
	4.3	Option Scheme	27
	4.4	Option Scheme Consideration	27
	4.5	New Bidder Shares – registration and notices	27
	4.6	Fractional entitlements	27
	4.7	Ineligible Shareholders, Small Shareholders and Electing Holders	28
	4.8	Ranking	28
	4.9	Excluded EUR Shareholders	28
	4.10	EUR convertible securities	28
	4.11	No amendments to Schemes without consent	29
	4.12	Securities Act Exemption	29
	4.13	Australian Tax rollover	30
	4.14	Class Ruling	30
	4.15	Quotation and Listing	30
	4.16	Adjustment to Scheme Consideration	30
	4.17	ASX waiver	31
	4.18	Share splitting	31

5.	IMPLEMENTATION		32

	5.1	Timetable	32
	5.2	EUR’s obligations	32
	5.3	Bidder’s obligations	36
	5.4	Conduct of business of EUR	37
	5.5	Conduct in relation to Velta Acquisition	39
	5.6	Conduct of business of Bidder	39
	5.7	Bidder and EUR Board and management changes	40
	5.8	EUR Independent Board recommendation	41
	5.9	Conduct of Court proceedings	42
	5.10	Responsibility statements	42
	5.11	Appeal process	42
	5.12	No partnership or joint venture	42

6.	ACCESS TO INFORMATION		43

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7.	REPRESENTATIONS AND WARRANTIES		44

	7.1	Bidder Representations and Warranties	44
	7.2	Qualifications on Bidder Representations and Warranties	44
	7.3	Awareness of Bidder Representations and Warranties	44
	7.4	EUR Representations and Warranties	44
	7.5	Qualifications on EUR Representations and Warranties	44
	7.6	Awareness of EUR Representations and Warranties	45
	7.7	Timing of representation and warranties	45

8.	RELEASES		45

	8.1	EUR directors and officers	45
	8.2	Bidder directors and officers	45

9.	PUBLIC ANNOUNCEMENT		46

	9.1	Confidentiality	46
	9.2	Announcement of Transaction	46
	9.3	Public announcements	46
	9.4	Required disclosure	46

10.	DEEDS OF INDEMNITY, ACCESS AND INSURANCE		47

11.	EXCLUSIVITY OBLIGATIONS		47

	11.1	No existing discussions	47
	11.2	No shop restriction	47
	11.3	No talk restriction	47
	11.4	No due diligence restriction	48
	11.5	Notification obligations	48
	11.6	Response to Competing Proposal and Counter Proposal	49
	11.7	Revisions to a Competing Proposal	50
	11.8	Fiduciary exception	50
	11.9	Compliance with law	51
	11.10	Warranty and representation	51

12.	REIMBURSEMENT FEE		51

	12.1	Background to Reimbursement Fee	51
	12.2	Payment of the Reimbursement Fee	52
	12.3	Written demand by Bidder	52
	12.4	Nature of payment	52
	12.5	No Reimbursement Fee if Schemes Effective	52
	12.6	Compliance with law	52
	12.7	Other Claims	53
	12.8	Limitation of liability	53

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13.	REVERSE REIMBURSEMENT FEE		53

	13.1	Background to Reverse Reimbursement Fee	53
	13.2	Payment of the Reverse Reimbursement Fee	53
	13.3	Written demand by EUR	54
	13.4	Nature of payment	54
	13.5	Compliance with law	54
	13.6	Other Claims	54
	13.7	Limitation of liability	54

14.	TERMINATION		55

	14.1	When a party may terminate	55
	14.2	Effect of termination	56
	14.3	Termination	56

15.	DUTY, COSTS AND EXPENSES		56

	15.1	Stamp duty	56
	15.2	Costs and expenses	56

16.	GST		56

17.	WITHHOLDING		57

18.	GENERAL		58

	18.1	No representations on reliance	58
	18.2	No merger	58
	18.3	Consents	58
	18.4	Notices	59
	18.5	Service of process	60
	18.6	Waivers	60
	18.7	Amendment	60
	18.8	Assignment	60
	18.9	Acknowledgement	60
	18.10	No third party beneficiary	60
	18.11	Further Acts	61
	18.12	Remedies cumulative	61
	18.13	Entire deed	61
	18.14	US Securities Law Acknowledgement	61
	18.15	Counterparts	61

19.	GOVERNING LAW AND JURISDICTION		62

	19.1	Jurisdiction	62
	19.2	Governing Law	62

SCHEDULE 1 – TENEMENTS	63
SCHEDULE 2 – TIMETABLE	73
SCHEDULE 3 – BIDDER REPRESENTATIONS AND WARRANTIES	74
SCHEDULE 4 – EUR REPRESENTATIONS AND WARRANTIES	77
SCHEDULE 5 – CAPITAL STRUCTURE DETAILS	80
ANNEXURE A – SHARE SCHEME DEED POLL	82
ANNEXURE B – OPTION SCHEME DEED POLL	83
ANNEXURE C – SHARE SCHEME	84
ANNEXURE D – OPTION SCHEME	85

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THIS DEED is made                                                         2026

BETWEEN

CRITICAL METALS CORP. of 712 Fifth Ave, 11th floor, New York, NY 10019 (Bidder);

AND

EUROPEAN LITHIUM LIMITED (ACN 141 450 624) of 32 Harrogate Street, West Leederville WA 6007 (EUR).

RECITALS

A.	The parties have agreed that Bidder will acquire all of the Scheme Shares pursuant to the Share Scheme and that all of the Scheme Options will be dealt with in accordance with the Option Scheme.

B.	The parties have agreed to implement the Schemes on the terms of this Deed.

IT IS AGREED as follows:

1.	Definitions and interpretation

1.1	Definitions

In this Deed, the following definitions apply:

Accounting Standards means:

(a)	the accounting standards made by the Australian Accounting Standards Board in accordance with the Corporations Act, and the requirements of that Act relating to the preparation and content of accounts; and

(b)	generally accepted accounting principles that are consistently applied in Australia, except those inconsistent with the standards or requirements referred to in paragraph .

Amendment Date means 3 July 2026.

Announcement means the public announcement referred to in clause .

ASIC means the Australian Securities and Investments Commission.

ASIC Regulatory Guides means the various regulatory guides issued by ASIC.

Associate has the meaning set out in section 12 of the Corporations Act.

ASX means ASX Limited (ACN 008 624 691) or, where the context requires, the financial market operated by it.

ASX Listing Rules means the official listing rules of ASX.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532).

ASX Settlement Operating Rules means the ASX Settlement Operating Rules of ASX Settlement.

ASX Trading Day means a day on which ASX is open for trading.

Bidder Board means the Bidder board of directors.

Bidder Diligence Materials means the documents and information made available by the Bidder to EUR and its Representatives prior to the date of this Deed, the index of which has been agreed in writing between the parties on or prior to the date of this Deed for the purposes of identification.

Bidder Director means any or all of the directors on the independent committee of Bidder’s board of directors formed to consider the Transaction, excluding any Common Director.

Bidder Financial Statements means the audited consolidated statement of financial position, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows of Bidder Group for the financial year ended 30 June 2025, together with the accompanying notes.

Bidder Group means Bidder and each of its subsidiaries and a reference to a ‘Bidder Group Member’ or a ‘member of the Bidder Group’ is to Bidder or any of its subsidiaries.

Bidder Information means information regarding Bidder Group and the merged Bidder-EUR entity following implementation of the Schemes which is provided by the Bidder to EUR in writing for inclusion in the Scheme Booklet and approved by Bidder for inclusion in the Scheme Booklet, excluding:

(a)	information regarding EUR Group contained in or used in the preparation of information regarding the merged Bidder-EUR entity following implementation of the Schemes; and

(b)	the EUR Information.

Bidder Insolvency Event means:

(a)	a material member of Bidder Group resolving that it be wound up or the making of an application or order for the winding up or dissolution of that member other than where the application or order (as the case may be) is set aside within 14 days;

(b)	a liquidator or provisional liquidator of a material member of Bidder Group being appointed;

(c)	a court making an order for the winding up of a material member of Bidder Group;

(d)	an administrator of a material member of Bidder Group being appointed under the Corporations Act;

(e)	a material member of Bidder Group is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act unless that member has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

(f)	a material member of Bidder Group executing a deed of company arrangement;

(g)	a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of a material member of Bidder Group; or

(h)	an event analogous to any of the foregoing in any jurisdiction outside of Australia.

Bidder Interested Parties means Bidder, its subsidiaries, and all of their respective directors, officers and employees.

Bidder Material Adverse Change means an event, change, condition or circumstance that occurs, is announced or becomes known (in each case whether or not it becomes public) after the execution of this Deed that has or could reasonably be expected to have, individually or when aggregated with all other events or circumstances, a material adverse effect on the business, assets, liabilities, financial position, profitability or prospects of Bidder Group (excluding any reduction in cash incurred in the ordinary course of business or in the course of implementing the Schemes) taken as a whole, but does not include any event or circumstance:

(a)	required, expressly permitted or expressly contemplated by this Deed, the Transaction or the transactions contemplated by either;

(b)	done with the express prior written consent of EUR;

(c)	to the extent that it was Fairly Disclosed in the Bidder Diligence Materials;

(d)	to the extent that it was Fairly Disclosed in public filings of Bidder with the SEC in the twelve months before the date of this Deed;

(e)	to the extent it was actually known to EUR;

(f)	which arise from acts of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest, act of god, natural disaster or adverse weather conditions, cyber security incidents or the like;

(g)	resulting from changes in the general economic or business conditions (including commodity prices and exchange rates) or international or domestic markets which impact on Bidder Group Members and their competitors in substantially the same way;

(h)	arising as a result of any generally applicable change in law or governmental policy in any of the jurisdictions in which a Bidder Group Member operates; or

(i)	resulting from changes in generally accepted accounting principles or the interpretation of them by any professional body or Government Agency,

except that, in the case of each of the matters contemplated in paragraphs , and above, if the effects of such event or circumstance are, or would reasonably be expected to be, disproportionately adverse to the Bidder Group as compared to the effects on other comparable companies in the same industries as the Bidder Group, then those effects are excluded from the matters contemplated in paragraphs , and (as applicable) only to the extent of such disproportionate effect and not in their entirety.

Bidder Nominee has the meaning given in clause .

Bidder Prescribed Event means except as required or specifically acknowledged by or disclosed in this Deed or by the Schemes, or with the prior written consent of EUR, the occurrence of any of the following between the date of this Deed and 8:00am on the Second Court Date:

(a)	Bidder converting all or any of its shares into a larger or smaller number of shares;

(b)	any member of Bidder Group (other than a direct or indirect wholly owned subsidiary of Bidder) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(c)	any member of Bidder Group (other than a direct or indirect wholly owned subsidiary of Bidder):

(i)	entering into a buy-back agreement; or

(ii)	resolving to approve the terms of a buy-back agreement;

(d)	any member of Bidder Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly owned subsidiary of Bidder declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to Bidder or to another direct or indirect wholly owned subsidiary of Bidder);

(e)	a member of Bidder Group issuing securities, including without limitation shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, including pursuant to a dividend reinvestment or other share plan, other than an issue of any shares or other securities:

(i)	as a result of the exercise of options over unissued Bidder Shares, or the conversion or exercise of other rights to acquire Bidder Shares, that are on issue as at the date of this Deed;

(ii)	by a direct or indirect wholly owned subsidiary of Bidder to the Bidder or to another direct or indirect wholly owned subsidiary of the Bidder;

(iii)	where EUR consents in writing (in its absolute discretion); or

(iv)	pursuant to a public offering and/or private placement of Bidder Shares or securities convertible into Bidder Shares (Financing Transaction), provided that the per share price of such Financing Transaction shall not be lower than US$11.86 and the number of Bidder Shares issued shall not exceed 10% of the total number of Bidder Shares on issue as at the date of this Deed;

(f)	a member of Bidder Group issuing or agreeing to issue securities convertible into shares, including pursuant to a dividend reinvestment or other share plan;

(g)	Bidder making any change to its constitution without the consent of EUR (such consent not to be unreasonably withheld or delayed);

(h)	a member of Bidder Group entering into or resolving to enter into a transaction with a related entity of Bidder (as defined in the Corporations Act, but excluding transactions between members of Bidder Group);

(i)	a Bidder Insolvency Event occurs; or

(j)	any member of Bidder Group authorising, committing, announcing or agreeing to take any of the actions referred to in the paragraphs above,

provided that a Bidder Prescribed Event will not include any matter:

(k)	required, expressly permitted or expressly contemplated by this Deed, the Transaction or the transactions contemplated by either;

(l)	to the extent it is Fairly Disclosed in the Bidder Diligence Materials;

(m)	to the extent it is Fairly Disclosed in the public filings of Bidder with the SEC since 31 December 2025;

(n)	required by law or by an order of a court or Government Agency; or

(o)	the undertaking of which EUR has previously approved in writing (which approval must not be unreasonably withheld, conditioned or delayed).

Bidder Replacement Warrant means a warrant issued by Bidder on or following the Implementation Date to acquire that number of Bidder Shares calculated by applying the Share Scheme Transaction Ratio as the economically equivalent security in replacement of each EUR Class 3 Performance Right, EUR Class 4 Performance Right, EUR Class 5 Performance Right or EUR Class 6 Performance Right (as applicable), in each case on substantially the following terms: (a) a zero dollar exercise price; (b) a vesting condition that the warrant vests when the 20-day VWAP of Bidder Shares on NASDAQ equals or exceeds an amount calculated by dividing the EUR share price vesting hurdle applicable to such EUR Performance Right by the Share Scheme Transaction Ratio, converted to USD at the Exchange Rate; (c) the expiry date being the same expiry date as the corresponding EUR Performance Right being replaced; and (d) with other terms no less favourable than the corresponding EUR Performance Right.

Bidder Representations and Warranties means the representations and warranties of Bidder in .

Bidder Shareholder means each person who is a register holder of a Bidder Share.

Bidder Share means a fully paid ordinary share of Bidder.

Bidder Share Register means the register of Bidder Shareholders maintained by or on behalf of Bidder.

Bidder Tenements means the tenements comprising Bidder’s projects, namely:

(a)	the tenements referred to in item 2 of ; and

(b)	any other exploration or mining tenement(s) which may be granted in lieu of or relate to the same ground as the licences referred to in paragraph.

Business Day means a business day as defined in the Listing Rules of the ASX and, to the extent any action must be taken in relation to Nasdaq or Bidder, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in New York.

Cash Equivalents means short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, such as bank deposits, money market instruments, treasury bills and similar instruments with an original maturity of three months or less from the date of acquisition, as determined in accordance with Accounting Standards applied consistently with the accounting policies used in the most recent audited financial statements of EUR Group.

Ceiling Price means US$16.00.

Competing Proposal means a transaction, agreement or arrangement (whether by way of takeover offer, tender offer, merger, amalgamation, scheme of arrangement, shareholder approved acquisition, capital reduction or buy back, sale, purchase or assignment of shares or assets, lease, joint venture, strategic alliance, partnership dual-listed company structure (or other economic or synthetic merger), or combination or other transaction or arrangement) made by a Third Party after the date of this Deed pursuant to which the Third Party will, if the transaction, agreement or arrangement is entered into or completed:

(a)	acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in 20% or more of the business conducted by or assets or property of the EUR Group;

(b)	acquire (whether directly or indirectly) or have a right to acquire control (as determined in accordance with section 50AA of the Corporations Act) of EUR or any member of the EUR Group;

(c)	acquire (whether directly or indirectly) or have a right to acquire a relevant interest (as determined in accordance with sections 608 and 609 of the Corporations Act) in 20% or more of the EUR Shares; or

(d)	require EUR to abandon, or otherwise fail to proceed with, the Transaction.

Common Directors means Anthony Sage, Malcolm Day and Mykhailo Zhernov.

Condition means:

(a)	in respect of the Share Scheme, a condition set out in clause ; and

(b)	in respect of the Option Scheme, a condition precedent in clause .

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Counter Proposal has the meaning given in clause .

Court means the Supreme Court of Western Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Bidder and EUR.

Deed means the scheme implementation deed dated 18 May 2026 (as amended and restated on the Amendment Date and the Second Amendment Date), including any schedule or annexure.

Effective means:

(a)	when used in relation to the Share Scheme, the coming into effect, under section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme; and

(b)	when used in relation to the Option Scheme, the coming into effect, under section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Option Scheme.

Effective Date means:

(a)	with respect to the Share Scheme, the date on which the Share Scheme becomes Effective; and

(b)	with respect to the Option Scheme, the date on which the Option Scheme becomes Effective.

Electing Holder means an Electing Shareholder or an Electing Optionholder.

Electing Shareholder means a Scheme Shareholder (other than an Ineligible Shareholder or a Small Shareholder) who holds 50,000 EUR Shares or less at the Record Date, and who has validly lodged an Opt-In Notice with EUR on or before the Opt-In Election Time.

Electing Optionholder means a Scheme Optionholder (other than an Ineligible Optionholder or a Small Optionholder) who holds 50,000 EUR Options or less at the Record Date, and who has validly lodged an Opt-In Notice with EUR on or before the Opt-In Election Time.

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, or title retention or flawed deposit arrangement and any “security interest” as defined in sections 12(1) or 12(2) of the Personal Property Securities Act 2009 (Cth) or any agreement to create any of them or allow them to exist.

End Date means the later of:

(a)	31 December 2026; and

(b)	such other date and time agreed in writing between EUR and Bidder.

EUR Board means the EUR board of directors.

EUR Class 1 Performance Right means a Performance Right vesting on the volume weighted average price of EUR Shares exceeding $0.50 for 20 consecutive ASX Trading Days, prior to 31 December 2026.

EUR Class 2 Performance Right means a Performance Right vesting on the volume weighted average price of EUR Shares exceeding $0.60 for 20 consecutive ASX Trading Days, prior to 31 December 2027.

EUR Class 3 Performance Right means a Performance Right vesting on the volume weighted average price of EUR Shares exceeding $0.70 for 20 consecutive ASX Trading Days, prior to 31 December 2027.

EUR Class 4 Performance Right means a Performance Right vesting on the volume weighted average price of EUR Shares exceeding $0.80 for 20 consecutive ASX Trading Days, prior to 31 December 2028.

EUR Class 5 Performance Right means a Performance Right vesting on the volume weighted average price of EUR Shares exceeding $0.90 for 20 consecutive ASX Trading Days, prior to 31 December 2028.

EUR Class 6 Performance Right means a Performance Right vesting on the volume weighted average price of EUR Shares exceeding $1.00 for 20 consecutive ASX Trading Days, prior to 31 December 2029.

EUR Continuing Directors means Anthony Sage, Malcolm Day and Mykhailo Zhernov.

EUR Diligence Materials means documents and information contained in the data room (including any written answers to requests for further information made by Bidder and its Representatives) made available by EUR to Bidder and its Representatives, the index of which has been agreed in writing between the parties on or prior to the date of this Deed for the purposes of identification.

EUR Director means any or all of the directors of EUR, as the context requires.

EUR Financial Statements means the audited consolidated statement of financial position, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows of EUR Group for the financial year ended 30 June 2025 together with the accompanying notes.

EUR General Meeting means the general meeting of EUR Shareholders to consider and approve the Related Party Resolutions, to be held on the same date as the Scheme Meetings.

EUR Group means EUR and each of its subsidiaries and a reference to a ‘EUR Group Member’ or a ‘member of the EUR Group’ is to EUR or any of its subsidiaries.

EUR Independent Board means the Independent Board committee established in connection with the Transaction and excludes the Common Directors.

EUR Information means information in the Scheme Booklet other than the Bidder Information and the Independent Expert’s Report.

EUR Insolvency Event means:

(a)	a material member of the EUR Group resolving that it be wound up or the making of an application or order for the winding up or dissolution of that member other than where the application or order (as the case may be) is set aside within 14 days;

(b)	a liquidator or provisional liquidator of a material member of the EUR Group being appointed;

(c)	a court making an order for the winding up of a material member of the EUR Group;

(d)	an administrator of a material member of the EUR Group being appointed under the Corporations Act;

(e)	a material member of the EUR Group is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act unless that member has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

(f)	a material member of the EUR Group executing a deed of company arrangement;

(g)	a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of a member of the EUR Group; or

(h)	an event analogous to any of the foregoing in any jurisdiction outside of Australia.

EUR Interested Parties means EUR, its subsidiaries, and all of their respective directors, officers and employees.

EUR Listed Option means a listed Option with the ASX code EUROC and which is a Scheme Option dealt with in the Option Scheme.

EUR Listed Option Register means a register of holders of EUR Listed Options maintained in accordance with the Corporations Act.

EUR Material Adverse Change means an event, change, condition or circumstance that occurs, is announced or becomes known (in each case whether or not it becomes public) after the execution of this Deed that has or could reasonably be expected to have, individually or when aggregated with all other events, changes, conditions or circumstances, a material adverse effect on the business, assets, liabilities, financial position, profitability or prospects of the EUR Group taken as a whole (excluding any reduction in cash incurred in the ordinary course of business or in the course of implementing the Schemes), but does not include any event, change, condition or circumstance:

(a)	required, expressly permitted or expressly contemplated by this Deed, the Transaction or the transactions contemplated by either;

(b)	done with the express prior written consent of Bidder;

(c)	to the extent that it was Fairly Disclosed in the EUR Diligence Materials;

(d)	to the extent that it was Fairly Disclosed in public filings of EUR with ASX or ASIC in the twelve months before the date of this Deed;

(e)	to the extent it was actually known to the Bidder;

(f)	which arise from a diminution in the value of CRML Shares;

(g)	which arise from acts of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest, act of god, natural disaster or adverse weather conditions, cyber security incidents or the like;

(h)	resulting from changes in the general economic or business conditions (including commodity prices and exchange rates) or international or domestic markets which impact on the EUR Group Members and their competitors in substantially the same way;

(i)	arising as a result of any generally applicable change in law or governmental policy in any of the jurisdictions in which a EUR Group Member operates; or

(j)	resulting from changes in generally accepted accounting principles or the interpretation of them by any professional body or Government Agency,

except that, in the case of each of the matters contemplated in paragraphs , , and above, if the effects of such event or circumstance are, or would reasonably be expected to be, disproportionately adverse to the EUR Group as compared to the effects on other comparable companies in the same industries as the EUR Group, then those effects are excluded from the matters contemplated in paragraphs , , and (as applicable) only to the extent of such disproportionate effect and not in their entirety.

EUR Option means an EUR Unlisted Option and a EUR Listed Option to acquire a EUR Share issued by EUR (as applicable) all of which are included in Schedule 5, Part 2.

EUR Optionholder means each person who is registered as the holder of a EUR Listed Option.

EUR Unlisted Option means an unlisted option to acquire an EUR Share with the ASX code EURAK, as set out in Schedule 5, Part 2, which is not the subject of the Option Scheme and is dealt with outside the Schemes in accordance with clause .

EUR Unlisted Optionholder means each person who is registered as the holder of a EUR Unlisted Option.

EUR Unlisted Option Consideration means the consideration to be provided to the EUR Unlisted Optionholders for each EUR Unlisted Option, comprising, for each EUR Unlisted Option, that number of New Bidder Shares equal to:

Where:

A means the Share Scheme Transaction Ratio;

B means the exercise price per EUR Unlisted Option, converted into USD at the Exchange Rate; and

C means the Scheme VWAP,

provided that if the EUR Unlisted Option Consideration is a negative amount based on the above formula, the EUR Unlisted Option Consideration shall be deemed zero (0).

EUR Performance Right means a performance right which entitles the holder to receive a EUR Share in certain circumstances with the ASX code EURAJ.

EUR Performance Right Consideration means:

(a)	in respect of EUR Class 1 Performance Rights and EUR Class 2 Performance Rights, a number of New Bidder Shares equal to the Share Scheme Transaction Ratio for every EUR Class 1 Performance Right or EUR Class 2 Performance Right held; and

(b)	in respect of EUR Class 3 Performance Rights, EUR Class 4 Performance Rights, EUR Class 5 Performance Rights and EUR Class 6 Performance Rights, 1 Bidder Replacement Warrant for every 1 EUR Class 3 Performance Right, EUR Class 4 Performance Right, EUR Class 5 Performance Right or EUR Class 6 Performance Right held.

EUR Prescribed Event means except as required or specifically acknowledged by or disclosed in this Deed or by the Schemes, or with the prior written consent of Bidder, the occurrence of any of the following between the date of this Deed and 8:00am on the Second Court Date:

(a)	EUR converting all or any of its shares into a larger or smaller number of shares;

(b)	any member of the EUR Group (other than a direct or indirect wholly owned subsidiary of EUR) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(c)	any member of the EUR Group (other than a direct or indirect wholly owned subsidiary of EUR):

(i)	entering into a buy-back agreement; or

(ii)	resolving to approve the terms of a buy-back agreement;

(d)	any member of the EUR Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly owned subsidiary of EUR declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to EUR or to another direct or indirect wholly owned subsidiary of EUR);

(e)	a member of the EUR Group issuing securities, including without limitation shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, including pursuant to a dividend reinvestment or other share plan, other than an issue of any shares or other securities:

(i)	as a result of the exercise of options over unissued EUR Shares, or the conversion or exercise of other rights to acquire EUR Shares, that are on issue as at the date of this Deed;

(ii)	by a direct or indirect wholly owned subsidiary of EUR to EUR or to another direct or indirect wholly owned subsidiary of EUR; or

(iii)	where Bidder consents in writing (in its absolute discretion);

(f)	a member of the EUR Group issuing or agreeing to issue securities convertible into shares, including pursuant to a dividend reinvestment or other share plan;

(g)	EUR making any change to its constitution without the consent of Bidder (such consent not to be unreasonably withheld or delayed);

(h)	a member of the EUR Group charging or agreeing to charge any material asset;

(i)	a member of the EUR Group incurs any financial indebtedness, issues any debt securities, or commits to any material amount of capital or operating expenditure;

(j)	a member of the EUR Group makes any loans, advances or capital contributions to, or investments in, any other person (other than to or in EUR or to another direct or indirect wholly owned subsidiary of EUR in the ordinary course of business or to Bidder);

(k)	a member of the EUR Group entering, varying or terminating any material contract, joint venture, partnership or other commitment which is material in the context of the business of the EUR Group as a whole;

(l)	a member of the EUR Group entering into or resolving to enter into a transaction with a related entity of EUR (as defined in the Corporations Act, but excluding transactions between members of the EUR Group);

(m)	other than in accordance with an existing contract in place at the date of this Deed or with the consent of Bidder (such consent not to be unreasonably withheld or delayed), EUR or any member of the EUR Group:

(i)	increasing the remuneration of, or otherwise varying, the employment arrangements with any of its directors or employees;

(ii)	accelerating the rights of any of its directors or employees to compensation or benefits of any kind (including under any executive or employee share plans); or

(iii)	paying any of its directors or officers a termination or retention payment; or

(n)	a member of the EUR Group settling or compromising a material dispute;

(o)	a EUR Insolvency Event occurs;

(p)	EUR breaches its conduct of business obligations in any material respect in respect of the Velta Acquisition under clause ;

(q)	EUR settles, compromises or makes any concessions in relation to any tax claims, liabilities or disputes or makes any election in relation to tax, or otherwise engages in any transaction, act or event which gives rise to any tax liability which is outside the ordinary course of business as it was conducted prior to the date of this Deed; or

(r)	any member of the EUR Group authorising, committing, announcing or agreeing to take any of the actions referred to in the paragraphs above,

provided that a EUR Prescribed Event will not include any matter:

(s)	required, expressly permitted or expressly contemplated by this Deed, the Transaction or the transactions contemplated by either;

(t)	to the extent it is Fairly Disclosed in the EUR Diligence Materials;

(u)	to the extent it is Fairly Disclosed in the public filings of EUR with the ASX or in a document lodged with ASIC;

(v)	required by law or by an order of a court or Government Agency; or

(w)	the undertaking of which Bidder has previously approved in writing (which approval must not be unreasonably withheld, conditioned or delayed).

EUR Registry means Computershare Investor Services Pty Limited (ACN 078 279 277).

EUR Representations and Warranties means the representations and warranties of EUR in .

EUR Share means a fully paid ordinary share in the capital of EUR.

EUR Share Register means the register of members of EUR maintained in accordance with the Corporations Act.

EUR Shareholder means each person who is registered as the holder of a EUR Share.

EUR Tenements means the tenements comprising EUR’s projects, namely:

(a)	the tenements referred to in item 1 of Schedule 1; and

(b)	any other exploration or mining tenement which may be granted in lieu of or relate to the same ground as a tenement referred to in paragraph .

Exchange Act means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

Exchange Rate means the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4.00pm (Sydney time) reference rate on the second NASDAQ Trading Day before the Record Date.

Excluded Optionholder means any EUR Optionholder who is a member of Bidder Group or any EUR Optionholder who holds any convertible securities in Bidder on behalf of or for the benefit of any member of Bidder Group.

Excluded Shareholder means any EUR Shareholder who is a member of Bidder Group or any EUR Shareholder who holds any EUR Shares on behalf of or for the benefit of, any member of Bidder Group.

Exclusivity Period means the period from and including the date of this Deed to the earlier of:

(a)	the termination of this Deed;

(b)	the Implementation Date; and

(c)	the End Date.

Fairly Disclosed means disclosed in sufficient detail to enable a reasonable and sophisticated recipient of the relevant information who is experienced in transactions of the nature of the Transaction and experienced in a business similar to any business conducted by the EUR Group or Bidder Group, as applicable, to identify the nature, substance and potential impact of the relevant fact, matter, circumstance or event.

First Court Date means the first day of the hearing by the Court for an order under section 411(1) of the Corporations Act convening the Scheme Meetings is heard.

Floor Price means US$8.00.

Government Agency means any foreign or Australian government or governmental semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian) and for the avoidance of doubt includes ASX, ASIC, SEC, NASDAQ and the Takeovers Panel.

Headcount Test means:

(a)	in respect of the Share Scheme, the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the resolution to approve the Share Scheme at the Share Scheme Meeting is passed by a majority in number of EUR Shareholders present and voting, either in person or by proxy; and

(b)	in respect of the Option Scheme, the requirement under section 411(4)(a)(i) of the Corporations Act that the resolution to approve the Option Scheme at the Option Scheme Meeting is passed by a majority in number of Option Scheme Participants present and voting, either in person or by proxy.

Implementation Date means:

(a)	with respect to the Share Scheme, the seventh Business Day following the Record Date or such other date as EUR and Bidder agree in writing; and

(b)	with respect to the Option Scheme, the seventh Business Day following the Record Date or such other date as EUR and Bidder agree in writing.

Independent Expert means the independent expert appointed by EUR to express an opinion on whether the Share Scheme is in the best interests of EUR Shareholders and the Option Scheme is in the best interests of EUR Optionholders in accordance with the Corporations Act and ASIC policy and practice.

Independent Expert’s Report means the report to be issued by the Independent Expert commissioned by EUR for inclusion in the Scheme Booklet, which includes a statement by the Independent Expert on whether, in its opinion:

(a)	the Share Scheme is in the best interests of EUR Shareholders (and the reasons for holding that opinion); and

(b)	the Option Scheme is in the best interests of EUR Optionholders (and the reasons for holding that opinion),

and includes any update, revision or amendment of that report by the Independent Expert.

Ineligible Shareholder means a Scheme Shareholder whose address as shown in EUR Share Register is located outside Australia and its external territories, the United States of America or New Zealand unless Bidder is satisfied that it is permitted to procure the issue of New Bidder Shares to that Scheme Shareholder pursuant to the Share Scheme by the laws of that place, without having to comply with any governmental approval or other consent or registration, filing or other formality which Bidder regards as unduly onerous.

Ineligible Optionholder means a Scheme Optionholder whose address as shown in EUR Listed Option Register is located outside Australia and its external territories, the United States of America or New Zealand unless Bidder is satisfied that it is permitted to procure the issue of New Bidder Shares to that Scheme Optionholder pursuant to the Option Scheme by the laws of that place, without having to comply with any governmental approval or other consent or registration, filing or other formality which Bidder regards as unduly onerous.

Maximum Share Scheme Transaction Ratio means 0.045 New Bidder Shares for every 1 EUR Share held.

Minimum Cash Amount means $330,000,000.

Minimum Cash Condition means the Condition in clause .

Minimum Share Scheme Transaction Ratio means 0.025 New Bidder Shares for every 1 EUR Share held.

Millstone Agreements means:

(a)	the Share Sale and Purchase Agreement between EUR and Millstone and Company Global DWC-LLC dated 3 November 2021 (as amended by Deed of Variation dated February 2023, Deed of Variation dated 20 December 2023, and letter agreement titled “Extension of End Date’ dated 27 December 2025); and

(b)	the Subscription Agreement between EUR and Millstone and Company Global DWC-LLC dated 3 November 2021 (as amended by Deed of Variation dated February 2023, Deed of Variation dated 20 December 2023 and letter agreement titled “Extension of End Date” dated 27 December 2025).

Nasdaq means the NASDAQ Stock Market LLC.

NASDAQ Listing Rules means the applicable listing rules and regulations of the NASDAQ.

NASDAQ Trading Day means a day on which NASDAQ is open for trading.

Net Cash means, in respect of the EUR Group as at the relevant measurement date, the aggregate of: (a) cash and Cash Equivalents held by EUR Group Members (excluding any Restricted Cash); (b) the outstanding principal amount of the Velta Loans (up to the Permitted Balance), (c) any outstanding loans or working capital provided by an EUR Group Member to any Bidder Group Member, less (d) all financial indebtedness of EUR Group Members (including bank borrowings, drawn credit facilities, finance lease obligations and any other interest-bearing debt); (e) any transaction expenses or fees incurred by the EUR Group in connection with the Transaction and any payment (whether in the form of cash, securities or otherwise), or the acceleration of any benefit or entitlement of another person, being triggered by the consummation of the Transaction, in each case whether payable on, before or after the Effective Date and (f) any tax liabilities of EUR Group Members (including any accrued but unpaid tax liabilities), in each case calculated on a consolidated basis in accordance with Accounting Standards applied consistently with the accounting policies used in the most recent audited financial statements of the EUR Group, after eliminating all intra-group balances and transactions.

New Bidder Share means an ordinary share in the capital of Bidder to be issued under the Share Scheme and the Option Scheme (as applicable).

Opt-In Election Time means 5.00pm on the Business Day that is 2 Business Days before the Record Date, or such other time and date as Bidder and EUR may agree in writing.

Opt-In Notice means a notice in the form set out in or attached to the Scheme Booklet by which:

(a)	a Scheme Shareholder elects to have the New Bidder Shares to which it would otherwise be entitled as Share Scheme Consideration dealt with in accordance with clause 4.7 of this Deed and clause 5.10 of the Share Scheme; and

(b)	a Scheme Optionholder elects to have the New Bidder Shares to which it would otherwise be entitled as Option Scheme Consideration dealt with under clause 4.7 of this Deed and clause 5.11 of the Option Scheme.

Option Scheme means the creditors’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Optionholders under which Scheme Optionholders will receive the Option Scheme Consideration, in the form attached as Annexure D or in such other form as the parties may agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Option Scheme Consideration means the consideration to be provided to the Scheme Optionholders under the terms of the Option Scheme, comprising, for each Scheme Option, that number of New Bidder Shares equal to:

Where:

A means the Share Scheme Transaction Ratio;

B means the exercise price per EUR Listed Option, converted into USD at the Exchange Rate; and

C means the Scheme VWAP,

provided that if the Option Scheme Consideration is a negative amount based on the above formula, the Option Scheme Consideration shall be deemed zero (0).

Option Scheme Deed Poll means a deed poll in the form attached as Annexure B or in such other form as the parties may agree in writing under which Bidder covenants in favour of the Scheme Optionholders to perform its obligations under the Option Scheme.

Option Scheme Meeting means the meeting of EUR Optionholders (other than Excluded Optionholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Permitted Balance means US$31,000,000, plus any other amounts loaned or advanced to Velta by an EUR Group Member with the prior written consent of Bidder, converted into AUD at the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4.00pm (Sydney time) reference rate on the Business Day immediately preceding the Second Court Date.

Potential Competing Proposal means any offer, proposal or expression of interest which is not, but which could reasonably be expected to become, a Competing Proposal.

PPSA means the Personal Property Securities Act 2009 (Cth).

Record Date means:

(a)	in respect of the Share Scheme, 5:00pm on the second Business Day after the Effective Date or such other date as EUR and Bidder agree in writing; and

(b)	in respect of the Option Scheme, 5:00pm on the second Business Day after the Effective Date or such other date as EUR and Bidder agree in writing.

Restricted Cash means any cash or cash equivalents held by a EUR Group Member that are not freely available for use by the EUR Group at the relevant measurement date due to any legal, regulatory, contractual or other restriction, including cash held as security deposits, cash subject to escrow arrangements, and cash held in trust for third parties.

Regulator’s Draft means the draft of the Scheme Booklet in a form which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

Regulatory Approval means:

(a)	any approval, consent, authorisation, registration, filing, lodgement, permit, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver or exemption from by or with a Government Agency; or

(b)	in relation to anything that would be fully or partly prohibited or restricted by law if a Government Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Reimbursement Fee means $12,000,000, being the amount payable by EUR to Bidder in accordance with clause .

Reverse Reimbursement Fee means $12,000,000, being the amount payable by Bidder to EUR in accordance with clause .

Related Bodies Corporate has the meaning given in the Corporations Act.

Related Party Resolutions means each resolution of EUR Shareholders required to approve EUR’s entry into, and the transactions contemplated by, the Security Cancellation Deeds, including for the purposes of Chapter 2E of the Corporations Act.

Representative means in respect of a party or its subsidiaries, each director, officer, employee, advisor, agent or representative of that party or Related Body Corporate.

Requisite Majorities means:

(a)	in relation to the Share Scheme:

(i)	unless the Court orders otherwise, a majority in number (more than 50%) of EUR Shareholders present and voting at the Share Scheme Meeting (either in person or by proxy, attorney, or in the case of corporate EUR Shareholders, body corporate representative); and

(ii)	at least 75% of the total number of votes cast on the Share Scheme Resolution at the Share Scheme Meeting by EUR Shareholders present and voting (either in person or by proxy, attorney or, in the case of corporate EUR Shareholders, body corporate representative); and

(b)	in relation to the Option Scheme:

(i)	unless the Court orders otherwise, a majority in number (more than 50%) of EUR Optionholders present and voting at the Option Scheme Meeting (either in person or by proxy, attorney, or in the case of corporate EUR Optionholders, body corporate representative); and

(ii)	at least 75% of the total number of votes cast on the Option Scheme Resolution at the Option Scheme Meeting by EUR Optionholders present and voting (either in person or by proxy, attorney or, in the case of corporate EUR Optionholders, body corporate representative).

RG60 means Regulatory Guide 60 issued by ASIC relating to schemes of arrangement.

Sale Agent means a person appointed by Bidder, in consultation with EUR, to sell the Sale Shares under clause .

Sale Proceeds means the gross proceeds of sale of the Sale Shares under clause , less any applicable taxes and charges incurred by Bidder or the Sale Agent in connection with the sale of the Sale Shares under clause , any conversion from USD to AUD, and the distribution of the applicable payment to the Small Shareholders, Ineligible Shareholders and Electing Shareholders.

Sale Shares means the New Bidder Shares to which Ineligible Shareholders, Ineligible Optionholders, Small Shareholders, Small Optionholders, Electing Shareholders or Electing Optionholders would have been entitled under the Share Scheme or Option Scheme (as applicable) but for the operation of clause.

Scheme or Schemes or Scheme of Arrangement means the Share Scheme and/or the Option Scheme (as the context requires).

Scheme Booklet means the information to be approved by the Court and despatched to EUR Shareholders and EUR Optionholders in relation to the Share Scheme and the Option Scheme, including an explanatory statement in relation to the Share Scheme and the Option Scheme complying with the requirements of the Corporations Act, the Corporations Regulations and RG60, the Independent Expert’s Report, notices of meetings and proxy forms.

Scheme Consideration means the Share Scheme Consideration and/or the Option Scheme Consideration (as the context requires).

Scheme Meetings means the Share Scheme Meeting and the Option Scheme Meeting.

Scheme Option means an EUR Listed Option held by a Scheme Optionholder at 5:00pm on the Record Date.

Scheme Optionholder means a holder of EUR Listed Options (other than Excluded Optionholders) recorded in the EUR Listed Option Register as at the Record Date.

Scheme Participants means Scheme Shareholders and Scheme Optionholders.

Scheme Share means a EUR Share held by a Scheme Shareholder.

Scheme Shareholder means a holder of EUR Shares (other than Excluded Shareholders) recorded in the EUR Share Register as at the Record Date.

Scheme VWAP means the average of the daily volume weighted average price of Bidder Shares traded on NASDAQ during the Scheme VWAP Period, as shown on Bloomberg (or, if Bloomberg is unavailable, as calculated by reference to such other source as the parties agree in writing).

Scheme VWAP Period means the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date of the Share Scheme Meeting, except that if the Share Scheme Meeting is adjourned, postponed or otherwise delayed, means the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date on which the Share Scheme Meeting was originally convened.

SEC means United States Securities and Exchange Commission.

Second Amendment Date means [ ] August 2026.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Schemes (as the context requires) is heard.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

Security Cancellation Deed means:

(a)	in respect of EUR Unlisted Options, a deed (substantially in the form agreed between EUR and Bidder on or about the Second Amendment Date) under which the EUR Unlisted Options which remain on issue immediately prior to the Implementation Date are cancelled with effect from the Implementation Date, conditional on the Scheme becoming Effective, for the EUR Unlisted Option Consideration; and

(b)	in respect of the EUR Performance Rights, a deed (substantially in the form agreed between EUR and Bidder on or about the Second Amendment Date) under which the EUR Performance Rights which remain on issue immediately prior to the Implementation Date are cancelled with effect from the Implementation Date, conditional on the Scheme becoming Effective, for the EUR Performance Right Consideration.

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Shareholders under which Scheme Shareholders will receive the Share Scheme Consideration, in the form attached as Annexure C or in such other form as the parties may agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Share Scheme Consideration means a number of New Bidder Shares to be provided to Scheme Shareholders under the terms of the Share Scheme, for the transfer of their Scheme Shares, equal to the Share Scheme Transaction Ratio.

Share Scheme Deed Poll means a deed poll in the form attached as Annexure A or in such other form as the parties may agree in writing, under which Bidder covenants in favour of the Scheme Shareholders to perform its obligations under the Share Scheme.

Share Scheme Meeting means the meeting of EUR Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Share Scheme Transaction Ratio means the number of New Bidder Shares for every 1 EUR Share held, determined as follows:

(a)	if the Scheme VWAP is equal to or less than the Floor Price, the Maximum Share Scheme Transaction Ratio;

(b)	if the Scheme VWAP is greater than the Floor Price and less than the Ceiling Price, the number of New Bidder Shares calculated in accordance with the following formula:

Where:

D means the Minimum Share Scheme Transaction Ratio;

E means the Ceiling Price; and

F means the Scheme VWAP.

(c)	if the Scheme VWAP is equal to or greater than the Ceiling Price, the Minimum Share Scheme Transaction Ratio.

Small Shareholder means a Scheme Shareholder (other than an Ineligible Shareholder) who, based on their holding of EUR Shares, is entitled to receive less than 35 New Bidder Shares as at 5.00pm on the Record Date.

Small Optionholder means a Scheme Optionholder (other than an Ineligible Optionholder) who, based on their holding of EUR Listed Options, is entitled to receive less than 35 New Bidder Shares as at 5.00pm on the Record Date.

Superior Proposal means an unsolicited bona fide Competing Proposal (and not resulting from a breach of obligations under this Deed including, without limitation, clause ), which the EUR Board, acting in good faith, and after taking written advice from its legal and (if applicable) financial advisors, determines:

(a)	is reasonably capable of being valued and completed within a reasonable timeframe; and

(b)	would, if completed substantially in accordance with its terms, be reasonably likely to be more favourable to EUR Shareholders (as a whole) than the Transaction,

in each case taking into account all aspects of the Competing Proposal and the identity and reputation of the person making it, including without limitation all legal, regulatory and financial matters (including the value and type of consideration, funding, any timing considerations, the percentage of EUR Shares being acquired, any conditions precedent or other matters affecting the probability of the Competing Proposal being completed).

Takeovers Panel means the Australian Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

Third Party means a person other than Bidder, EUR and their respective Associates.

Timetable means the indicative timetable for the implementation of the Transaction set out in .

Transfer Agent means Bidder’s transfer agent, Continental Stock Transfer & Trust.

Transaction means the acquisition of EUR by Bidder through implementation of the Schemes in accordance with the terms of this Deed.

Velta means Velta Holdings US Inc.

Velta Acquisition means the proposed investment or funding in (by loan, equity or otherwise) or acquisition by EUR (or another EUR Group Member) of all of the issued and outstanding share capital of Velta.

Velta Loans means the secured loans advanced or to be advanced by EUR (or another EUR Group Member) to Velta, being an aggregate principal amount not exceeding the Permitted Balance.

Velta Reserved Shares means 173,000,000 EUR Shares to be issued by EUR as consideration for, and on completion of, the Velta Acquisition.

1.2	Interpretation

In this Deed:

(a)	headings are for convenience only and do not affect its interpretation;

(b)	specifying anything after the words “include” or “for example” or similar expressions does not limit what else is included;

and, unless the context otherwise requires:

(c)	the expression person includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust;

(d)	a reference to any party includes that party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(e)	a reference to a body, other than a party to this Deed whether statutory or not:

(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or substantially succeeds to its powers or functions;

(f)	a reference to any document (including this Deed) is to that document as varied, novated, ratified or replaced from time to time;

(g)	a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(h)	a reference to a “material member” of either Bidder Group or EUR Group is to a member of the respective group that is material in the context of Bidder and its subsidiaries taken as a whole, or EUR and its subsidiaries taken as a whole, as the case may be;

(i)	a reference to the ASX Listing Rules or NASDAQ Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party;

(j)	words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender;

(k)	references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this Deed and a reference to this Deed includes any schedule, exhibit or annexure to this Deed;

(l)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(m)	a reference to time is to Western Standard Time as observed in Perth, Western Australia;

(n)	if a period of time is specified and dates from a given day or the day of an event, it is to be calculated exclusive of that day;

(o)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(p)	a reference to a payment is to a payment by bank cheque or such other form of cleared funds the recipient otherwise allows in the relevant lawful currency specified;

(q)	a reference to $ or AUD is to the lawful currency of the Commonwealth of Australia;

(r)	a reference to US$ or USD is to United States dollars;

(s)	a reference to a party using or an obligation on a party to use reasonable endeavours or its best endeavours does not oblige that party to:

(i)	pay money:

(A)	in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(B)	in circumstances that are commercially onerous or unreasonable in the context of this Deed;

(ii)	provide other valuable consideration to or for the benefit of any person; or

(iii)	agree to commercially onerous or unreasonable conditions; and

(t)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Deed.

1.3	Business Day

(a)	If anything under this Deed must be done on a day that is not a Business Day, it must be done instead on or by the next Business Day.

(b)	If an act is required to be done on a particular day, it must be done before 5.00pm on that day or it will be considered to have been done on the following day.

1.4	Contra proferentem excluded

No term or condition of this Deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this Deed or a provision of it.

1.5	Parties

(a)	If a party consists of more than one person, this Deed binds each of them separately and any two or more of them jointly.

(b)	An agreement, covenant, obligation, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them separately.

(c)	An agreement, covenant, obligation, representation or warranty on the part of two or more persons binds them jointly and each of them separately.

2.	Agreement to propose and implement Schemes

2.1	EUR to propose and implement Schemes

EUR agrees to propose and implement the Schemes in accordance with Part 5.1 of the Corporations Act and upon and subject to the terms and conditions of this Deed.

2.2	Bidder to assist

Bidder agrees to assist EUR in proposing and implementing the Schemes in accordance with Part 5.1 of the Corporations Act upon and subject to the terms and conditions of this Deed.

2.3	Nominee

(a)	Bidder may nominate any wholly-owned subsidiary of Bidder (Bidder Nominee) to acquire the Scheme Shares under the Share Scheme and the Scheme Options under the Option Scheme by providing a written notice which sets out the details of Bidder Nominee to EUR on or before the date that is 10 Business Days before the First Court Date.

(b)	If Bidder nominates the Bidder Nominee to acquire the Scheme Shares under the Share Scheme and the Scheme Options under the Option Scheme, then:

(i)	references in this Deed to Bidder acquiring the Scheme Shares under the Share Scheme and the Scheme Options under the Option Scheme are to be read as references to Bidder Nominee doing so;

(ii)	other references in this Deed to Bidder are to be read as references to Bidder or the Bidder Nominee, other than to the extent those provisions relate to the New Bidder Shares which will always be Bidder Shares or New Bidder Warrants, as the case may be (and not shares or options in the Bidder Nominee);

(iii)	the parties must procure that the Scheme Shares transferred under the Share Scheme and the Scheme Options transferred under the Option Scheme are transferred to Bidder Nominee, rather than Bidder;

(iv)	Bidder must procure that Bidder Nominee complies with the relevant obligations of Bidder under this Deed and under the Schemes; and

(v)	any such nomination will not relieve Bidder of its obligations under this Deed and under the Share Scheme Deed Poll or the Option Scheme Deed Poll, including the obligation to provide, or cause to be provided, the Scheme Consideration in accordance with the terms of the Schemes, provided that Bidder will not be in breach of this Deed for failing to perform an obligation of Bidder if that obligation is fully discharged by Bidder Nominee.

3.	Conditions precedent

3.1	Conditions precedent to Share Scheme

Subject to this clause , the Share Scheme will not become Effective, and the respective obligations of the parties in relation to the Share Scheme are not binding, until each of the following Conditions is satisfied or waived (by the applicable party) to the extent and in the manner set out in this clause.

CONDITION		PARTY RESPONSIBLE	PARTY ENTITLED TO WAIVE
(a)	ASIC and ASX approvals: before 8.00am on the Second Court Date, ASIC and ASX issue or provide such consents, approvals, modifications or waivers as are necessary or which Bidder and EUR agree are desirable to implement the Share Scheme, either unconditionally or on conditions that do not impose unduly onerous obligations upon either party (acting reasonably), and such consent, approval or other act has not been withdrawn, cancelled or revoked as at 8:00am on the Second Court Date.	In respect of each agreed consent, waiver or approval, the party who has the legal obligation to obtain it.	None

(b)	Other approvals: before 8:00am on the Second Court Date all Regulatory Approvals other than those referred to in clause which are required by law, or by any Government Agency, or which the parties agree are desirable, to implement the Share Scheme have been issued or received (as applicable) either unconditionally or on conditions that do not impose unduly onerous obligations upon either party (acting reasonably) and such Regulatory Approvals remain in full force and effect in all respects and have not been withdrawn, cancelled or revoked as at 8:00am on the Second Court Date.	In respect of each agreed consent, waiver or approval, the party who has the legal obligation to obtain it.	None

(c)	No restraints: no judgment, order, decree, statute, law, ordinance, rule or regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Government Agency of competent jurisdiction remains in effect as at 8.00am on the Second Court Date that prohibits, materially restricts, makes illegal or restrains the completion of the Share Scheme.	None	None

(d)	EUR Shareholder approval: EUR Shareholders (other than Excluded Shareholders) approve the Share Scheme at the Share Scheme Meeting by the Requisite Majorities under the Corporations Act.	EUR	None

(e)	Option Scheme approval: EUR Optionholders (other than Excluded Optionholders) approve the Option Scheme at the Option Scheme Meeting by the Requisite Majorities under the Corporations Act.	EUR	None

CONDITION		PARTY RESPONSIBLE	PARTY ENTITLED TO WAIVE
(f)	NASDAQ Notice: before the Record Date, Bidder shall have notified NASDAQ of the issuance of the New Bidder Shares.	Bidder	None

(g)	Security Cancellation Deeds: before 8.00am on the Second Court Date, EUR and each EUR Unlisted Optionholder and each holder of an EUR Performance Right (as applicable) has entered into a Security Cancellation Deed in respect of any EUR Unlisted Options and EUR Performance Rights held by the relevant holder which are on issue.	EUR and Bidder	EUR and Bidder

(h)	Minimum Cash Condition: the aggregate of EUR Group’s Net Cash and Cash Equivalents plus the amount of any Velta Loans (up to the Permitted Balance) is equal to or greater than the Minimum Cash Amount as at 8:00am on the date of the Second Court Date.	EUR	Bidder

(i)	Independent Expert’s Report: the Independent Expert’s Report concludes that each of the Share Scheme and the Option Scheme are in the respective best interests of EUR Shareholders and EUR Optionholders (as applicable) before the time the Scheme Booklet is lodged with ASIC, and the Independent Expert does not adversely change its conclusion or withdraw its Independent Expert Report prior to 8:00am on the Second Court Date.	EUR	None

(j)	Court approval of the Share Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Share Scheme, in a manner that satisfies section 3(a)(10) of the Securities Act with respect to the New Bidder Shares issued or procured to be issued under the Share Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties acting reasonably.	EUR and Bidder	None

(k)	Court approval of the Option Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Option Scheme, in a manner that satisfies section 3(a)(10) of the Securities Act with respect to the New Bidder Shares to be issued or procured to be issued under the Option Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties acting reasonably.	EUR and Bidder	None

CONDITION		PARTY RESPONSIBLE	PARTY ENTITLED TO WAIVE
(l)	Millstone Agreements: before 8.00am on the Second Court Date, the Millstone Agreements have been amended, novated or otherwise varied in writing so as to release EUR and each other EUR Group Member from all obligations to issue any securities (including EUR Shares or any other equity securities) under or in connection with the Millstone Agreements, and the Bidder has agreed to assume such obligations to issue these securities based on the Share Scheme Transaction Ratio and terms acceptable to the Bidder (acting reasonably).	EUR and Bidder	Bidder

(m)	Related Party Resolutions: EUR Shareholders approve the Related Party Resolutions by simple majority at the EUR General Meeting.	EUR	EUR

(n)	No EUR Prescribed Event: from the date of this Deed until 8:00am on the Second Court Date, no EUR Prescribed Event occurs.	EUR	Bidder

(o)	No Bidder Prescribed Event: from the date of this Deed until 8:00am on the Second Court Date, no Bidder Prescribed Event occurs.	Bidder	EUR

(p)	No EUR Material Adverse Change: from the date of this Deed until 8:00am on the Second Court Date, no EUR Material Adverse Change occurs.	EUR	Bidder

(q)	No Bidder Material Adverse Change: from the date of this Deed until 8:00am on the Second Court Date, no Bidder Material Adverse Change occurs.	Bidder	EUR

(r)	No breach of EUR Representations and Warranties: the EUR Representations and Warranties are true and correct in all material respects as at the date of this Deed and as at 8:00am on the Second Court Date.	EUR	Bidder

(s)	No breach of Bidder Representations and Warranties: the Bidder Representations and Warranties are true and correct in all material respects as at the date of this Deed and as at 8:00am on the Second Court Date.	Bidder	EUR

3.2	Conditions precedent to the Option Scheme

Subject to this clause , the Option Scheme will not become Effective, and the respective obligations of the parties in relation to implementation of the Option Scheme are not binding, until each of the following Conditions is satisfied or waived to the extent and in the manner set out in this clause :

CONDITION		PARTY RESPONSIBLE	PARTY ENTITLED TO WAIVE
(a)	Court approval of the Option Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Option Scheme in a manner that satisfies section 3(a)(10) of the Securities Act with respect to the New Bidder Shares to be issued or procured to be issued under the Option Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties acting reasonably.	EUR and Bidder	None

(b)	ASX waiver: before 8:00am on the Second Court Date, the ASX grants a waiver from ASX Listing Rule 6.23 in relation to the Option Scheme (if required) or, if ASX Listing Rule 6.23 applies and ASX does not grant a waiver, EUR Shareholders giving any necessary approvals under ASX Listing Rule 6.23 in relation to the Option Scheme (if required).	EUR	EUR and Bidder

(c)	EUR Optionholder approval: EUR Optionholders (other than Excluded Optionholders) approve the Option Scheme at the Option Scheme Meeting by the Requisite Majorities under the Corporations Act.	EUR	None

(d)	Share Scheme is Effective: the Share Scheme becoming Effective.	EUR and Bidder	None

3.3	Reasonable endeavours

Each of EUR and Bidder agree to use reasonable endeavours (other than waiver) to procure that:

(a)	each of the Conditions for which it is a party responsible (as noted in clauses and):

(i)	is satisfied as soon as practicable after the date of this Deed; and

(ii)	continues to be satisfied at all times until the last time it is to be satisfied (as the case may be); and

(b)	there is no occurrence within its control or the control of any of its subsidiaries that would prevent any of the Conditions in clauses and being or remaining satisfied.

3.4	Regulatory matters

Without limiting clause, each party:

(a)	applying for Regulatory Approvals: must promptly apply for all Regulatory Approvals and provide each other party with a copy of those applications (provided that any commercially sensitive information may be redacted from the copy provided);

(b)	Regulatory Approvals process: must take all reasonable steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information at the earliest practicable time;

(c)	representation: has the right to be represented and make submissions at any meeting with any Regulatory Authority relating to a Regulatory Approval; and

(d)	Consultation: must, to the extent reasonable and practicable to do so, consult with the other party in advance in relation to all material communications (whether written or oral, and whether direct or via a Representative) with any Regulatory Authority relating to any Regulatory Approval and:

(i)	provide the other party with drafts of any material written communications to be sent to a Regulatory Authority and make any amendments as the other party reasonably requires; and

(ii)	provide copies of any material written communications sent to or received from a Regulatory Authority to the other party promptly upon despatch or receipt (as the case may be),

in each case to the extent it is reasonable to do so; and

(e)	Regulatory Authority: must promptly consider in good faith any undertakings or conditions proposed by the relevant Regulatory Authority to the extent they are:

(i)	reasonably necessary to obtain the relevant Regulatory Approval;

(ii)	do not require any divestiture, hold separate order or similar agreements by Bidder Group or EUR Group (as applicable); and

(iii)	could not reasonably be expected to have a material adverse effect on the assets and liabilities (taken as a whole), financial condition, business or results of operations of Bidder Group (taken as a whole) or EUR Group (taken as a whole), and provided that any such undertakings and conditions are contingent upon the implementation of the Schemes.

3.5	Waiver

(a)	Where the third column of the table in clauses and opposite a Condition states ‘none’, that Condition may not be waived. Each other Condition is only for the benefit of, and may only be waived:

(i)	if one party is specified in the third column of the table opposite that Condition, that party; and

(ii)	if both parties are specified in the third column of the table opposite that Condition, the parties jointly.

(b)	A party entitled to waive, or to join in the waiver of, a breach or non-fulfilment of a Condition may do so in its absolute discretion.

(c)	If a waiver by a party of a Condition is itself made subject to a condition and the other party accepts that condition, the terms of that condition apply accordingly. If the other party does not accept a conditional waiver of a Condition, that Condition has not been waived.

(d)	If a party waives the breach or non-fulfilment of a Condition, that waiver precludes the party from suing another party for any breach of this Deed that resulted in the breach or non-fulfilment of the Condition.

(e)	Unless specified in the waiver, a waiver of the breach or non- fulfilment of any Condition will not constitute a waiver of breach or non-fulfilment of:

(i)	any other Condition resulting from events or circumstances giving rise to the breach or non-fulfilment of the first Condition; or

(ii)	that Condition resulting from any other event or circumstance.

(f)	Any waiver must be in writing.

3.6	Notices in relation to Conditions

Each party must:

(a)	notice of satisfaction: as soon as reasonably practicable notify the other of satisfaction of a Condition and must keep the other informed of any material development of which it becomes aware that may lead to the breach or non-fulfilment of a Condition;

(b)	notice of failure: immediately give written notice to the other of a breach or non-fulfilment of a Condition, or of any event which will, or is reasonably likely to, prevent a Condition being satisfied; and

(c)	Scheme Meeting or Second Court Date: where it considers that a Condition (which the other party is responsible for satisfying) may not be satisfied by before the Share Scheme Meeting, Option Scheme Meeting or the Second Court Date, promptly give the other party notice.

3.7	Schemes voted down because of Headcount Test

If the Share Scheme or the Option Scheme is not approved at the relevant Scheme Meeting by reason only of the non-satisfaction of the Headcount Test and EUR and Bidder consider, acting reasonably, that the splitting by a holder of Scheme Shares or Scheme Options into two or more parcels may have caused or contributed to the Headcount Test not having been satisfied then EUR must:

(a)	apply for an order of the Court contemplated by section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test and seek Court approval of the Share Scheme or the Option Scheme (as applicable) under section 411(4)(b) of the Corporations Act, notwithstanding that the Headcount Test has not been satisfied; and

(b)	make such submissions to the Court and file such evidence as counsel engaged by EUR to represent it in Court proceedings related to the Share Scheme or the Option Scheme (as applicable), in consultation with Bidder, considers is reasonably required to seek to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Corporations Act by making an order to disregard the Headcount Test.

3.8	Consultation on failure of Condition

If:

(a)	there is an act, failure to act or occurrence which will prevent a Condition being satisfied by the time or date specified in this deed for the satisfaction of the Condition (and the breach or non-fulfilment which would otherwise occur has not already been waived in accordance with this Deed); or

(b)	if it becomes more likely than not that the Scheme will not become Effective on or before the End Date,

then a party to whom clause  does not apply may by notice to the other party require that the parties must consult, acting reasonably and in good faith, with a view to determining whether:

(c)	the Scheme may proceed by way of alternative means or methods;

(d)	to extend the relevant time for satisfaction of the Conditions or to adjourn or change the date of an application to the Court; or

(e)	to extend the End Date.

3.9	Failure to agree

If:

(a)	the parties are required to consult under clause and are unable to reach agreement under clause within 5 Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date); or

(b)	the parties are required to consult under clause but clause applies to one of the parties and the party to whom clause does not apply notifies the other party that it elects not to require consultation under clause, then:

(c)	subject to clause , a party to whom clause does not apply may terminate this Deed (and that termination will be in accordance with clause); or

(d)	if a Condition may be waived and exists for the benefit of one party only, that party only may waive that Condition or terminate this Deed (and that termination will be in accordance with clause),

in each case before 8.00am on the Second Court Date.

3.10	Exception

A party will not be entitled to require consultation under clause  or terminate this Deed under clause  if the relevant Condition has not been satisfied or agreement cannot be reached as a result of a breach of this Deed by that party or a deliberate act or omission of that party in breach of this Deed.

4.	Transaction steps

4.1	Share Scheme

EUR must propose a members’ scheme of arrangement under which:

(a)	all the EUR Shares held by Scheme Shareholders will be transferred to Bidder; and

(b)	each Scheme Shareholder will be entitled to receive the Scheme Consideration.

4.2	Share Scheme Consideration

(a)	The Scheme Consideration to be provided in respect of each Scheme Share is as described in the Share Scheme.

(b)	Each Scheme Shareholder is entitled to receive the Scheme Consideration in respect of each Scheme Share held by that Scheme Shareholder, in accordance with the terms of this Deed, the Share Scheme and the Share Scheme Deed Poll.

(c)	Bidder covenants in favour of EUR (in its own right and on behalf of the Scheme Shareholders) that, in consideration for the transfer of each Scheme Share held by a Scheme Shareholder under the terms of the Share Scheme to Bidder, Bidder, will:

(i)	accept that transfer;

(ii)	provide Scheme Shareholders, for each Scheme Share held, the Share Scheme Consideration in accordance with the terms of this Deed and the Share Scheme and the Share Scheme Deed Poll by issuing or procuring the issue of the New Bidder Shares as the Share Scheme Consideration (based on the Share Scheme Transaction Ratio).

4.3	Option Scheme

EUR must propose a creditors’ scheme of arrangement under which:

(a)	all the EUR Listed Options held by Scheme Optionholders will be exercised or converted into EUR Shares;

(b)	each EUR Share issued on exercise or conversion of an EUR Listed Option will be transferred to Bidder; and

(c)	each Scheme Optionholder will be entitled to receive the Option Scheme Consideration.

4.4	Option Scheme Consideration

(a)	The Option Scheme Consideration to be provided in respect of each Scheme Option is as described in the Option Scheme.

(b)	Each Scheme Optionholder is entitled to receive the Option Scheme Consideration in respect of each Scheme Option held by that Scheme Optionholder, in accordance with the terms of this deed, the Option Scheme and the Option Scheme Deed Poll.

(c)	Bidder covenants in favour of EUR (in its own right and on behalf of the Scheme Optionholders) that in consideration for the transfer of each EUR Share issued on exercise or conversion of the EUR Listed Options under the terms of the Option Scheme to Bidder, Bidder, will:

(i)	accept that transfer; and

(ii)	provide to each Scheme Optionholder, the Option Scheme Consideration in accordance with the terms of this Deed, the Option Scheme and the Option Scheme Deed Poll by issuing or procuring the issue of the New Bidder Shares as the Option Scheme Consideration.

4.5	New Bidder Shares – registration and notices

(a)	On the Business Day after the Implementation Date, Bidder must instruct the Transfer Agent to enter into the Bidder Share Register the name of each Scheme Participant who is to receive New Bidder Shares in accordance with the Schemes.

(b)	After the satisfaction of the obligation in clause , Bidder must:

(i)	on the Implementation Date, procure that the Transfer Agent records in the Bidder Share Register each Scheme Participant who is issued New Bidder Shares under the Schemes and issues New Bidder Shares to the Sale Agent in accordance with clause ; and

(ii)	as soon as reasonably practicable thereafter and in any event within three (3) Business Days after the Implementation Date despatch, or cause to be despatched, to each Scheme Participant who is to receive Bidder Shares under the Schemes, a holding statement or confirmation advice in the name of that Scheme Participant representing the number of New Bidder Shares issued to that Scheme Participant, provided that if the Scheme Participant or EUR has provided an email address for electronic delivery of the holding statement or confirmation advice to that Scheme Participant to Bidder, Bidder must procure that the holding statement or confirmation advice is emailed to the Scheme Participant’s email address within two (2) Business Days after the Implementation Date, in in lieu of despatch of the mailed holding statement.

4.6	Fractional entitlements

If the number of Scheme Shares or Scheme Options held by a Scheme Participant at the Record Date is such that the aggregate entitlement of the Scheme Participant to Scheme Consideration comprising New Bidder Shares includes a fractional entitlement to a Bidder Share, then the entitlement will be rounded as follows:

(a)	if the fractional entitlement is less than 0.500 of a Bidder Share, it will be rounded down to the nearest whole number of Bidder Shares; and

(b)	if the fractional entitlement is 0.500 of a Bidder Share or more, it will be rounded up to the nearest whole number of Bidder Shares.

4.7	Ineligible Shareholders, Small Shareholders and Electing Holders

(a)	Bidder has no obligation under the Share Scheme or Option Scheme to issue, and will not issue, any New Bidder Shares to:

(i)	any Ineligible Shareholder or Ineligible Optionholder;

(ii)	any Small Shareholder or Small Optionholder; or

(iii)	any Electing Holder,

and instead, Bidder must:

(iv)	on the Implementation Date, issue to the Sale Agent the New Bidder Shares to which any person referred to in clause would otherwise have been entitled;

(v)	procure that as soon as reasonably practicable after the Implementation Date and in any event within 25 Business Days the Sale Agent sells the New Bidder Shares issued to it in such manner, at such price and on such other terms as the Sale Agent determines in good faith;

(vi)	procure that the Sale Agent, as soon as reasonably practicable after settlement of the sale of the Sale Shares and in any event within 10 Business Days remits the Sale Proceeds to Bidder; and

(vii)	within 10 Business Days after all of the Sale Proceeds have been remitted to Bidder by the Sale Agent in accordance with clause (following the last sale of such New Bidder Shares), pay or cause to be paid each person referred to in clause an amount in Australian dollars equal to the proportion of the Sale Proceeds received by Bidder pursuant to clause to which that person is entitled to receive in accordance with the Share Scheme or Option Scheme (as applicable) in full satisfaction of their entitlement to receive Scheme Consideration.

(b)	Bidder must appoint the Sale Agent on terms reasonably acceptable to EUR at least 5 Business Days prior to the Scheme Meetings.

(c)	None of EUR, Bidder or the Sale Agent give any assurance as to the price that will be achieved for the sale of New Bidder Shares in accordance with this clause and the sale of New Bidder Shares will be at the risk of the Ineligible Shareholder, Ineligible Optionholder, Small Shareholder, Small Optionholder or Electing Holder (as applicable). No interest will be paid on the Sale Proceeds.

4.8	Ranking

All New Bidder Shares issued under this clause  must, on their issue, rank equally with all other Bidder Shares on issue at the Effective Date and be fully paid and free from any Encumbrance.

4.9	Excluded EUR Shareholders

(a)	Bidder represents that any Bidder Group Member who holds EUR Shares or EUR Listed Options on the Record Date consents to be excluded from the operation of the Share Scheme or Option Scheme (as applicable).

(b)	If any Bidder Group Member holds or acquires any EUR Shares or EUR Listed Options after the date of this Deed, Bidder must notify EUR in writing of such acquisition and the relevant Bidder Group Member, and that that entity will not be a “Scheme Participant” for the purposes of this Deed and will be excluded from the operation of the relevant Scheme.

4.10	EUR convertible securities

(a)	EUR and Bidder must take all action necessary to ensure that there are no outstanding EUR Unlisted Options or EUR Performance Rights on issue on or after the Implementation Date.

(b)	Without limiting clause , EUR must, as soon as possible after the date of this deed, take all action necessary to cause all issued and outstanding EUR Unlisted Options and EUR Performance Rights to:

(i)	be exercised or converted in accordance with their terms by no later than the Business Day before the Record Date; or

(ii)	if any EUR Unlisted Options or EUR Performance Rights have not been exercised or converted in accordance with clause , cause the cancellation of the relevant EUR Unlisted Options and EUR Performance Rights in accordance with the terms of the Security Cancellation Deeds.

4.11	No amendments to Schemes without consent

EUR must not consent to any modification of, or amendment to, or making or imposition by the Court of any condition in respect of, the Schemes without the prior consent of Bidder, such consent not to be unreasonably withheld.

4.12	Securities Act Exemption

The parties agree that the Schemes will be carried out with the intention, and the parties will use their commercially reasonable efforts to ensure, that the New Bidder Shares issued or procured to be issued under the Schemes will be issued or procured to be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption from registration and to facilitate Bidder’s compliance with United States securities laws, the parties agree that the Schemes will be carried out on the following basis:

(a)	the Schemes will be subject to approval of the Court;

(b)	the Court will be advised prior to the First Court Date of the intention of the parties to rely on the exemption from registration requirements provided by Section 3(a)(10) of the Securities Act with respect to the issue or procurement of the New Bidder Shares pursuant to the Schemes, based on the Court’s approval of the Schemes, and that its approval of the Schemes is to be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Schemes to all persons who are entitled to receive Scheme Consideration pursuant to the Schemes;

(c)	EUR shall request that the orders of the Court on the First Court Date specify that each person entitled to receive Scheme Consideration pursuant to the Schemes will have the right to appear before the Court at the hearing of the Court to give approval of the Scheme;

(d)	EUR will file evidence with the Court and make an argument regarding the fairness of the Schemes, in order to satisfy the test for approval by the Court;

(e)	EUR will, following the First Court Date, ensure that each Scheme Participant and any other person entitled to receive Scheme Consideration pursuant to the Schemes will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval of the Schemes and providing them with sufficient information necessary to exercise such right;

(f)	the Scheme Booklet will state that each Scheme Participant and any other person entitled to receive Scheme Consideration pursuant to the Schemes will have the right to appear before the Court so long as they enter an appearance within a reasonable time;

(g)	the Scheme Booklet will include a statement substantially to the effect that the New Bidder Shares to be issued or procured to be issued under the Schemes have not been registered under the Securities Act and shall be issued or procured to be issued in reliance on the exemption from registration under Section 3(a)(10) of the Securities Act and that certain restrictions on resale under United States securities laws, including Rule 144 under the Securities Act, may be applicable with respect to securities issued to holders that are (or have been in the 90 days immediately prior to the issuance of the New Bidder Shares) affiliates (as defined in Rule 405 of the Securities Act) of Bidder; and

(h)	EUR will request that the orders of the Court on the Second Court Date expressly state that the Schemes are approved by the Court as being procedurally and substantively fair to all persons entitled to receive Scheme Consideration pursuant to the Schemes and include a statement to substantially the following effect: “This Order will serve as a basis for reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of the New Bidder Shares pursuant to the Schemes.

4.13	Australian Tax rollover

The Bidder:

(a)	acknowledges that each Scheme Shareholder and Scheme Optionholder who is an Australian resident who holds their Scheme Shares or Scheme Options on capital account is expected to make all necessary elections to seek capital gains tax roll over relief as contained in subdivision 124-M of the Income Tax Assessment Act 1997 (Cth); and

(b)	undertakes that it will not make a choice to deny roll over relief to the Scheme Shareholders or Scheme Optionholders under subsection 124-795(4) of the Income Tax Assessment Act 1997 (Cth); and

(c)	if section 124 - 782 of the Income Tax Assessment Act 1997 (Cth) applies to a Scheme Shareholder or Scheme Optionholder which has chosen to apply for tax roll-over relief under 124-M of the Income Tax Assessment Act 1997 (Cth), undertakes that it will:

(i)	jointly choose to obtain the tax rollover relief with the Scheme Shareholder or Scheme Optionholder for the purposes of meeting the conditions under subsection 124-780(3) of the Income Tax Assessment Act 1997 (Cth); and

(ii)	request that the relevant Scheme Shareholder or Scheme Optionholder inform the Bidder in writing of that Scheme Shareholder or Scheme Optionholder’s tax cost base of its EUR Shares immediately prior to Effective Date or any other date as required for the purposes of meeting the conditions under subsection 124-780(3)(e) of the Income Tax Assessment Act 1997 (Cth).

4.14	Class Ruling

(a)	Bidder acknowledges that EUR may choose to seek a class ruling from the Australian Taxation Office (Class Ruling) confirming the tax treatment of the Transaction, including the availability of scrip-for-scrip rollover in relation to the Share Scheme and Option Scheme.

(b)	In respect of the Class Ruling, Bidder must (at its own cost) promptly provide EUR with such assistance and information as may reasonably be requested by EUR for the purposes of obtaining the Class Ruling.

(c)	Notwithstanding any obligations of confidentiality between the parties, EUR is permitted to take all steps reasonably necessary to obtain a Class Ruling.

4.15	Quotation and Listing

Bidder will use best endeavours to procure that the New Bidder Shares (other than those that constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act) comprising the Scheme Consideration are quoted and listed for trading on NASDAQ from the first Business Day after the Implementation Date (or such later date as NASDAQ may require).

4.16	Adjustment to Scheme Consideration

(a)	Without limiting the parties’ respective obligations under clauses and , if, at any time before the Implementation Date, EUR or Bidder:

(i)	converts all or any of its shares into a larger or smaller number of shares; or

(ii)	reduces its share capital in any way; or

(iii)	reclassifies, combines, splits or repurchases directly or indirectly any of its shares,

then: (a) if the relevant action is taken by Bidder, the Floor Price, the Ceiling Price and the methodology for calculating the Scheme VWAP shall be equitably adjusted; or (b) if the relevant action is taken by EUR, the Maximum Share Scheme Transaction Ratio and the Minimum Share Scheme Transaction Ratio shall be equitably adjusted, in each case so that the economic effect of the Transaction is the same as if the relevant action had not occurred.

(b)	Nothing in this clause shall be construed to permit Bidder or EUR to take any action that is prohibited by the terms of this Deed.

4.17	ASX waiver

(a)	As soon as reasonably practicable after the date of this Deed, EUR must use its reasonable endeavours to procure that ASX grants:

(i)	a waiver from ASX Listing Rule 6.23 in respect of the Option Scheme; and

(ii)	a waiver from ASX Listing Rule 6.23 in respect of the proposed treatment of the EUR Unlisted Options and EUR Performance Rights as contemplated by this Deed,

if and to the extent required by ASX.

(b)	If any waiver referred to in clause is required but not obtained on or before the date the Regulator’s Draft is provided to ASIC, EUR agrees to seek any approvals that are required from the EUR Shareholders under ASX Listing Rule 6.23 in relation to the Transaction on the same date on which the Option Scheme Meeting is held.

4.18	Share splitting

If Bidder is of the opinion (acting reasonably) that two or more Scheme Shareholders (each of whom holds a number of Scheme Shares that results in rounding in accordance with the application of the Share Scheme Transaction Ratio) have, before the Record Date, been party to share splitting or division in an attempt to obtain unfair advantage by reference to such rounding, Bidder may give notice to those Scheme Shareholders:

(a)	setting out their names and registered addresses as shown in the EUR Share Register;

(b)	stating that opinion; and

(c)	attributing the Scheme Shares held by all of them to one of them as specifically identified in the notice,

and, after such notice has been given, the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares will, for the purposes of the Scheme and Share Scheme Deed Poll, be taken to hold all of those Scheme Shares and each of the other Scheme Shareholders whose names and registered addresses are set out in the notice will, for the purposes of the Scheme and Share Scheme Deed Poll, be taken to hold no Scheme Shares. Bidder, in complying with the other provisions of the Scheme and Share Scheme Deed Poll relating to it in respect of the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of the Scheme and Share Scheme Deed Poll.

5.	Implementation

5.1	Timetable

(a)	Subject to clause , each party must use all reasonable endeavours to ensure that the Scheme is implemented in accordance with the Timetable.

(b)	Failure by a party to meet any timeframe or deadline set out in the Timetable will not constitute a breach of clause to the extent that such failure is due to circumstances and matters outside of the party’s control, including any action or omission by a Government Agency.

(c)	If any date in the Timetable is not able to be achieved due to events outside the control of the parties, the parties must consult in good faith with a view to amending the Timetable to the extent required to permit the Schemes to be implemented as soon as practicable and in any event before the End Date.

5.2	EUR’s obligations

EUR must take all necessary steps to implement the Schemes as soon as reasonably practicable and without limiting the foregoing use reasonable endeavours to ensure that each step in the Timetable is met by the relevant date set out beside that step (and must consult with Bidder on a regular basis about its progress in that regard), including doing any acts it is authorised and able to do, on behalf of EUR Shareholders and EUR Optionholders, and including each of the following:

(a)	EUR Independent Board recommendation for Announcement: include a statement in the Announcement (on the basis of statements made to EUR by each member of the EUR Independent Board) that each member of the EUR Independent Board:

(i)	unanimously considers that the Share Scheme and the Option Scheme are in the best interests of EUR Shareholders and EUR Optionholders, respectively;

(ii)	unanimously recommends that:

(A)	EUR Shareholders vote in favour of the Share Scheme and approve the Share Scheme; and

(B)	EUR Optionholders vote in favour of the Option Scheme and approve the Option Scheme; and

(iii)	(if they hold or control any EUR Shares or EUR Listed Options) will vote (or will procure the voting of) all EUR Shares and EUR Listed Options held or controlled by or on their behalf in favour of the Share Scheme and the Option Scheme, in each case subject to there being no Superior Proposal and subject to the Independent Expert concluding and continuing to conclude that the Share Scheme and the Option Scheme is in the best interests of EUR Shareholders (other than Excluded Shareholders) and EUR Optionholders (other than Excluded Optionholders);

(b)	Prepare EUR Shareholder engagement policy: as soon as practicable after the date of this Deed, prepare a EUR Shareholder engagement policy and consult with Bidder as to the content of that policy prior to engaging with EUR Shareholders in connection with the Schemes;

(c)	Preparation of Scheme Booklet: prepare and despatch the Scheme Booklet in accordance with all applicable laws and in particular with the Corporations Act, the Corporations Regulations, RG60 and the Listing Rules, and which will include a statement to the effect that it is Bidder’s intention to rely on the exemption from registration provided by Section 3(a)(10) of the Securities Act with respect to the issue or procurement of the New Bidder Shares pursuant to the Schemes, based on the Court’s approval of the Schemes under section 411(4)(b) of the Corporations Act;

(d)	Prepare information regarding the merged Bidder-EUR entity: prepare and promptly provide to Bidder any information regarding the EUR Group that Bidder reasonably requires or requests in order to prepare information regarding merged Bidder-EUR entity for inclusion in the Scheme Booklet;

(e)	Consultation with Bidder in relation to Scheme Booklet: consult with Bidder as to the content and presentation of the Scheme Booklet (save to the extent such content and presentation is prescribed by the Corporations Act) including:

(i)	providing to Bidder drafts of the Scheme Booklet and the Independent Expert’s Report for the purpose of enabling Bidder to review and comment on those draft documents. In relation to the Independent Expert’s Report, Bidder’s review is to be limited to a factual accuracy review;

(ii)	taking all comments made by Bidder, received within a reasonable time, into account and in good faith when producing revised draft(s) of the Scheme Booklet;

(iii)	providing to Bidder a revised draft of the Scheme Booklet within a reasonable time before the Regulator’s Draft is finalised and to enable Bidder to review the Regulator’s Draft before the date of its submission; and

(iv)	obtaining written approval from Bidder for the form and content in which the Bidder Information appears in the Scheme Booklet prior to lodging the Regulator’s Draft with ASIC;

(f)	Accuracy of EUR Information: confirming to Bidder that EUR has reasonable grounds to believe, and does believe, that the EUR Information in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(g)	EUR Independent Board recommendation in Scheme Booklet: include in the Scheme Booklet a statement by the EUR Independent Board:

(i)	unanimously recommending that:

(A)	EUR Shareholders (other than Excluded Shareholders) vote in favour of the Share Scheme at the Share Scheme Meeting; and

(B)	EUR Optionholders (other than Excluded Optionholders) vote in favour of the Option Scheme at the Option Scheme Meeting; and

(ii)	(if they hold any EUR Shares or EUR Listed Options) that each member of the EUR Independent Board will vote, or procure the voting of any EUR Shares and EUR Listed Options held or controlled by or on their behalf at the date of this Deed in favour of the Schemes at the Scheme Meetings, in each case in the absence of a Superior Proposal or unless there has been a change of recommendation permitted by clause ;

(h)	Update Scheme Booklet: promptly update the Scheme Booklet with any information that arises after the Scheme Booklet has been dispatched and until the date of the Scheme Meetings that is necessary to ensure that the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(i)	Opt-in Notice: send an Opt-in Notice with the Scheme Booklet dispatched to each EUR Shareholder and EUR Optionholder;

(j)	Section 411(17)(b) statement: apply to ASIC for the production of:

(i)	indication of intent letters stating that it does not intend to appear before the Court on the First Court Date; and

(ii)	statements under section 411(17)(b) of the Corporations Act that ASIC has no objection to the Schemes;

(k)	Court directions: apply to the Court for orders pursuant to section 411(1) of the Corporations Act directing EUR to convene the Scheme Meetings;

(l)	Apply for ASX and ASIC relief: use its reasonable endeavours to obtain all waivers, exemptions and modifications from ASX and ASIC as may be required to facilitate implementation of the Share Scheme and the Option Scheme;

(m)	Scheme Meetings: convene the Scheme Meetings to agree to the Schemes in accordance with orders made by the Court pursuant to section 411(1) of the Corporations Act;

(n)	EUR General Meeting: convene the EUR General Meeting to approve the Related Party Resolutions on the same date and immediately following the Scheme Meetings;

(o)	Representation: procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b);

(p)	Court documents: consult with Bidder in relation to the content of the documents required for the purpose of each of the Court hearings held for the purpose of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Schemes (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, comments from Bidder and its Representatives on those documents;

(q)	Court approvals: subject to all Conditions (other than the Conditions in clauses 3.1(j) (Court approval of the Share Scheme), 3.1(k) (Court approval of the Option Scheme), 3.2(b) (Court approval of the Option Scheme), and 3.2(e) (Share Scheme is Effective)) being satisfied or waived in accordance with this Deed, apply to the Court for orders approving the Schemes as agreed to by the EUR Shareholders and the EUR Optionholders (other than Excluded Shareholders and Excluded Optionholders) at the Scheme Meetings;

(r)	Certificate: at the hearing on the Second Court Date provide to the Court (through its counsel) a certificate confirming (in respect of matters within EUR’s knowledge) whether or not the Conditions (other than the Conditions in clauses 3.1(j) (Court approval of the Share Scheme), 3.1(k) (Court approval of the Option Scheme), 3.2(b) (Court approval of the Option Scheme), and 3.2(e) (Share Scheme is Effective)) have been satisfied or waived in accordance with this Deed. A draft of such certificate shall be provided by EUR to Bidder by 4:00pm on the Business Day prior to the Second Court Date;

(s)	Lodge copy of Court order: lodge with ASIC an office copy of the Court order in accordance with section 411(10) of the Corporations Act approving the Schemes (if made) on the day such office copy is received (or such later date as agreed in writing by Bidder);

(t)	Share Scheme Consideration: close the EUR Share Register as at the Record Date and determine entitlements to the Share Scheme Consideration in accordance with the Share Scheme and the Share Scheme Deed Poll;

(u)	Option Scheme Consideration: close the EUR Listed Option Register as at the Record Date and determine entitlements to the Option Scheme Consideration in accordance with the Option Scheme and the Option Scheme Deed Poll;

(v)	Share Scheme Consideration registration: subject to Bidder having issued the Share Scheme Consideration in accordance with the Share Scheme and the Share Scheme Deed Poll, register all transfers of Scheme Shares held by Scheme Shareholders to Bidder on or as soon as practicable after the Implementation Date;

(w)	Transfer of EUR Shares issued on exercise of Scheme Options: subject to Bidder having issued the Option Scheme Consideration in accordance with the Option Scheme and the Option Scheme Deed Poll, the EUR Shares issued on exercise or conversion of the Scheme Options, together with all rights and entitlements attaching to them as at the Implementation Date, must be transferred to Bidder in which case, EUR must promptly execute proper instruments for the transfer of, and register all transfers of, those EUR Shares to Bidder in accordance with the Option Scheme;

(x)	Share Scheme transfer: promptly execute proper instruments for the transfer of, and register all transfers of, Scheme Shares to Bidder in accordance with the Share Scheme;

(y)	Shareholder information: provide all necessary information, or procure that the EUR Registry provides all necessary information, in each case in a form reasonably requested by Bidder, about the Schemes, and Scheme Participants to Bidder and its Representatives which Bidder reasonably requires, including in order to:

(i)	canvass agreement to the Schemes by Scheme Participants (including the results of directions by EUR to Scheme Participants under Part 6C.2 of the Corporations Act);

(ii)	to meet its obligations under this Deed to ensure that the New Bidder Shares to be issued or procured to be issued on completion of the Schemes are issued or procured to be issued in compliance with Section 3(a)(10) of the Securities Act; or

(iii)	facilitate the provision by, or on behalf of, Bidder of the Scheme Consideration.

EUR must comply with any reasonable request of Bidder for EUR to give directions to Scheme Participants pursuant to Part 6C.2 of the Corporations Act from time to time for one of the purposes referred to in (i) or (ii) above;

(z)	Proxy information: between the date commencing 5 Business Days after the Scheme Booklet is sent and the day prior to the Scheme Meetings, on a daily basis or otherwise as reasonably requested by Bidder, provide Bidder with details of proxies received in relation to the resolutions to be considered at the Scheme Meetings;

(aa)	ASIC and ASX review: keep Bidder informed of any matters raised by ASIC or ASX in relation to the Scheme Booklet or the Transaction, and use reasonable endeavours to take into consideration in resolving such matters any issues raised by Bidder;

(bb)	Independent Expert: promptly appoint the Independent Expert in connection with the preparation of the Independent Expert’s Report, and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report for inclusion in the Scheme Booklet (including any updates to such report) and any other materials to be prepared by the Independent Expert for inclusion in the Scheme Booklet (including any updates thereto);

(cc)	Other experts: provide all assistance and information reasonably requested by any experts appointed by EUR and/or Bidder in connection with the Schemes;

(dd)	Compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including, without limitation, doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws; or is otherwise exempt therefrom);

(ee)	EUR Prescribed Event: ensure that no EUR Prescribed Event occurs between the date of this Deed and 8:00am on the Second Court Date;

(ff)	ASX listing: must use its best endeavours to ensure that EUR continues to be listed on the ASX, and that the EUR Shares continue to be quoted on ASX, until the close of business on the Implementation Date, including making appropriate applications to ASX and ASIC; and

(gg)	Other things necessary: promptly do all other things reasonably within its power to lawfully give effect to the Schemes and the orders of the Court approving the Schemes.

5.3	Bidder’s obligations

Bidder must take all necessary steps to implement the Schemes as soon as is reasonably practicable and without limiting the foregoing use reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step (and consult with EUR on a regular basis about its progress in that regard), including doing each of the following:

(a)	Bidder Information for Scheme Booklet:

(i)	prepare and promptly provide to EUR the Bidder Information for inclusion in the Scheme Booklet, including information regarding the Bidder Group required by all applicable laws and in particular by the Corporations Act, the Corporations Regulations, RG60, the ASX Listing Rule and the Securities Act;

(ii)	consent to the inclusion of Bidder Information in the Scheme Booklet; and

(iii)	confirm to EUR that Bidder has reasonable grounds to believe, and does believe, that the Bidder Information in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(b)	Assist Independent Expert: subject to the Independent Expert entering reasonable confidentiality arrangements with Bidder, provide any information reasonably requested by the Independent Expert in connection with the Independent Expert’s Report;

(c)	Update Bidder Information: use reasonable endeavours to promptly provide EUR with any Bidder Information that Bidder becomes aware of after the Scheme Booklet has been dispatched and until the date of the Scheme Meetings that is necessary to ensure that the Bidder Information in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(d)	Review of Scheme Booklet: review the drafts of the Scheme Booklet prepared by EUR and provide comments promptly on those drafts in good faith;

(e)	Share Scheme Deed Poll: by no later than the Business Day prior to the First Court Date, enter into the Share Scheme Deed Poll;

(f)	Option Scheme Deed Poll: by no later than the Business Day prior to the First Court Date, enter into the Option Scheme Deed Poll;

(g)	Scheme Share transfer: if the Share Scheme and Option Scheme become Effective, accept a transfer of the Scheme Shares and EUR Shares issued on exercise or conversion of the Scheme Options as contemplated by clauses and ;

(h)	Experts: up to and including the Implementation Date and subject to obligations of confidentiality owed to third parties and undertakings to Government Agencies, provide EUR with reasonable access during normal business hours to information and personnel of Bidder that EUR reasonably requests for the purpose of preparation of the Scheme Booklet and implementation of the Schemes;

(i)	Compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including, without limitation, doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt therefrom);

(j)	Bidder Scheme Consideration: if the Schemes become Effective, provide the Scheme Consideration in the manner and amount contemplated by clauses , and the terms of the Share Scheme and Option Scheme;

(k)	Bidder Prescribed Event: ensure that no Bidder Prescribed Event occurs between the date of this Deed and 8:00am on the Second Court Date;

(l)	NASDAQ listing: must use its best endeavours to ensure that Bidder continues to be listed on the NASDAQ and comply with the NASDAQ Listing Rules, and that the Bidder Shares continue to be quoted on NASDAQ (including, for the avoidance of doubt, following the Implementation Date), including making appropriate notifications to NASDAQ and the SEC as and when required; and

(m)	Other things necessary: promptly do all other things reasonably within its power to give effect to the Schemes.

5.4	Conduct of business of EUR

(a)	Subject to clause and without limiting any other obligations of EUR under this Deed, from the date of this Deed up to and including the Implementation Date, EUR must conduct its businesses, and must cause each member of the EUR Group to conduct their respective businesses, in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of this Deed, and must:

(i)	not, and must ensure that each member of the EUR Group does not, sell, transfer, encumber or otherwise dispose of any Bidder Shares held by EUR or any EUR Group Member during the period from the date of this Deed to the Implementation Date, without the prior written consent of the Bidder;

(ii)	not, and must ensure that each member of the EUR Group does not, in relation to any officers, directors, other executives or employees of EUR or a EUR Group Member:

(A)	enter into or amend any employment, consulting, severance or similar agreement or arrangement;

(B)	increase their remuneration; or

(C)	accelerate their rights to compensation or benefits of any kind,

in each case other than as required or permitted under this clause ;

(iii)	not, and must ensure that each member of the EUR Group does not, pay any of its directors or employees a termination or retention payment other than in accordance with contractual arrangements in effect on the date of this Deed and which have been Fairly Disclosed to Bidder prior to the date of this Deed;

(iv)	not, and must ensure that each member of the EUR Group does not, waive any non-compete rights against EUR Group executives;

(v)	not, and must ensure that each member of the EUR Group does not, enter into any enterprise bargaining agreement or industrial instrument other than in the ordinary course of business;

(vi)	not, and must ensure that each member of the EUR Group does not, make any purchases under or otherwise implement the buy-back announced on 1 April 2026 during the period from the date of this Deed to the Implementation Date;

(vii)	not enter or agree to enter and must ensure that each member of the EUR Group does not enter or agree to enter into any agreement in respect of the employment or engagement of a person as a senior executive unless:

(A)	the agreement includes a probationary period of at least three months;

(B)	the agreement does not include any change of control or termination or bonus provision which would be triggered by the Schemes;

(C)	Bidder is provided with a reasonable opportunity to interview the prospective employee or consultant; and

(D)	EUR takes into consideration any reasonable comments of Bidder prior to determining whether to enter into such agreement; and

(viii)	make all reasonable efforts to:

(A)	maintain the granted EUR Tenements in good standing;

(B)	preserve and maintain the value of businesses and assets within the EUR Group;

(C)	maintain and preserve their relationships with customers, suppliers, licensors, licensees and others having business dealings with EUR and any other member of the EUR Group (including, using reasonable endeavours to obtain consents from third parties to any change of control provisions which Bidder reasonably requests in contracts or arrangements to which a member of the EUR Group is a party); and

(D)	not enter into any material lines of business or other activities in which the EUR Group is not engaged as at the date of this Deed.

(ix)	not, and must ensure that each member of the EUR Group does not, enter into any agreement that contains a change of control consent right, fee or unilateral termination right that would be exercisable on the Transaction being implemented, in respect of which the implementation of the Transaction is reasonably likely to give rise to an adverse financial impact, without the prior written consent of Bidder.

(b)	Nothing in clause restricts the ability of EUR to take any action which:

(i)	is required by or expressly acknowledged by this Deed or the Schemes, including in response to any Competing Proposal in accordance with clause ;

(ii)	has been agreed to in writing by Bidder; or

(iii)	has been Fairly Disclosed in:

(A)	the EUR Diligence Materials; or

(B)	public filings of EUR with ASX and ASIC before the date of this Deed;

(iv)	required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) provided that the response does not have a EUR Material Adverse Change;

(v)	required by any applicable law or regulation, or by an order, injunction or undertaking of a court or Government Agency, or by generally accepted accounting standards or generally accepted accounting principles or any contractual obligation of any member of the EUR (but only to the extent such contract was entered into, and a copy of which was Fairly Disclosed to Bidder, prior to the date of this Deed).

5.5	Conduct in relation to Velta Acquisition

From the date of this Deed up to and including the Implementation Date:

(a)	EUR must not, without the prior written consent of Bidder in its absolute discretion:

(i)	make any investment or funding to Velta or complete the Velta Acquisition or any phase thereof;

(ii)	terminate or abandon the Velta Acquisition or enter into any agreement in connection with the Velta Acquisition;

(iii)	vary or amend (or agree to vary or amend), or waive any rights under, the terms of the Velta Acquisition or any agreement entered into in connection with the Velta Acquisition, including any change to the aggregate consideration, the number of EUR shares to be issued, the conditions precedent to completion, the timetable for completion or any indemnity or warranty given by EUR in connection with the Velta Acquisition; or

(iv)	enter into any definitive agreement with Velta.

(b)	EUR must keep Bidder reasonably informed of material developments in respect of the Velta Acquisition, including by providing Bidder with:

(i)	prompt written notice of the satisfaction (or waiver) of any condition to completion of the Velta Acquisition;

(ii)	any correspondence between EUR and Velta (or their respective representatives); and

(iii)	prompt written notice of any material adverse change in the business, assets, financial position or prospects of Velta that comes to the EUR’s attention.

(c)	For the purposes of determining whether the Minimum Cash Condition is satisfied, the following amounts will be included in the calculation of EUR Group’s Cash Equivalents:

(i)	the aggregate outstanding principal amount of the Velta Loans (together with any capitalised or accrued interest); and

(ii)	any cash held by Velta or its subsidiaries, to the extent that the Velta Acquisition has completed prior to the Implementation Date and Velta has become a wholly-owned subsidiary of EUR.

(d)	If the Velta Acquisition completes prior to the Implementation Date with Bidder’s consent under clause , the parties agree to negotiate in good faith any consequential adjustments to the Minimum Cash Condition to reflect the completion of the Velta Acquisition, including the conversion of Velta Loans from receivables to intra-group balances and any transaction costs associated with the Velta completion.

5.6	Conduct of business of Bidder

(a)	Subject to clause and without limiting any other obligations of Bidder under this Deed, from the date of this Deed up to and including the Implementation Date, Bidder must conduct its businesses, and must cause each member of the Bidder Group to conduct their respective businesses, in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of this Deed, and must:

(i)	not, and must ensure that each member of the Bidder Group does not, enter into any enterprise bargaining agreement or industrial instrument other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this Deed and which have been fully and fairly disclosed in writing to EUR prior to the date of this Deed;

(ii)	not incur any financial indebtedness exceeding $1,000,000 or issue any debt securities, other than pursuant to advances under its credit facilities in existence as at the date of this Deed where the funds drawn are used in the ordinary course of business;

(iii)	not enter, vary or terminate any contract, joint venture, partnership or other commitment which is material in the context of the business of Bidder Group as a whole;

(iv)	make all reasonable efforts to:

(A)	maintain the granted Bidder Tenements in good standing;

(B)	preserve and maintain the value of businesses and assets within the Bidder Group;

(C)	maintain and preserve their relationships with customers, suppliers, licensors, licensees and others having business dealings with Bidder and any other member of the Bidder Group; and

(D)	not enter into any material lines of business or other activities in which the Bidder Group is not engaged as at the date of this Deed.

(b)	Nothing in clause restricts the ability of Bidder to take any action which:

(i)	is required by or expressly acknowledged by this Deed or the Schemes;

(ii)	has been agreed to in writing by EUR; or

(iii)	has been Fairly Disclosed in the Bidder Diligence Materials or public filings of Bidder with NASDAQ since 31 December 2025 and before the date of this Deed.

5.7	Bidder and EUR Board and management changes

(a)	EUR represents and warrants to Bidder that it has been advised by each EUR Director (other than the EUR Continuing Directors) that they will on the Implementation Date:

(i)	resign from their office as a EUR Director by providing to the EUR Board their resignation in writing (such resignation to include a statement to the effect that the outgoing director has no claim outstanding against any member of the EUR Group); and

(ii)	resign from their office as a director of the relevant subsidiary of EUR by providing to the board of the relevant subsidiary of EUR their resignation in writing (such resignation to include a statement to the effect that the outgoing director has no claim outstanding against any member of the EUR Group).

and EUR must procure that such changes to the EUR Board and the boards of EUR subsidiaries occur on the Implementation Date.

(b)	With effect from the Implementation Date, the composition of the Bidder Board shall remain unchanged from its composition as constituted immediately prior to the Implementation Date.

(c)	The obligations in clauses and are subject to and conditional on:

(i)	the Scheme Consideration having been provided in full to the Scheme Participants in accordance with the Schemes; and

(ii)	the receipt by Bidder of signed consents to act as directors of the relevant entity from those persons nominated by Bidder.

5.8	EUR Independent Board recommendation

(a)	Subject to clause , the EUR Independent Board must unanimously recommend that EUR Shareholders (other than Excluded Shareholders) and EUR Optionholders (other than Excluded Optionholders) vote in favour of:

(i)	the Share Scheme and the Option Scheme, as applicable; and

(ii)	the resolutions relevant to EUR Shareholders and EUR Optionholders in the Scheme Booklet,

at the Scheme Meetings in each case in the absence of a Superior Proposal and subject to the Independent Expert concluding (and continuing to conclude) that the Share Scheme and the Option Scheme are in the respective best interests of EUR Shareholders and EUR Optionholders (as applicable).

(b)	The EUR Independent Board collectively and the members of the EUR Independent Board individually, must not:

(i)	withdraw or modify, change, revise or qualify its, his or her recommendation in favour of the Schemes; or

(ii)	support or endorse a Competing Proposal, or recommend that EUR Shareholders accept or vote in favour of a Competing Proposal,

unless:

(iii)	the Independent Expert provides an Independent Expert’s Report which concludes (and continues to conclude) that the Share Scheme or the Option Scheme are not in the best interests of EUR Shareholders or EUR Optionholders; or

(iv)	EUR has received a Competing Proposal which is a Superior Proposal, provided that clause has been complied with; or

(v)	the change, withdrawal, modification or qualification occurs because of a requirement or request by a court or Government Agency that one or more members of the EUR Independent Board abstain or withdraw from making a recommendation that EUR Shareholders and EUR Optionholders vote in favour of the Share Scheme and/or Option Scheme after the date of this Deed, and EUR has complied with its obligations under clause .

(c)	The EUR Board collectively and the members of the EUR Board individually must not support or endorse a Competing Proposal or recommend that EUR Shareholders accept or vote in favour of a Competing Proposal unless clause , or applies and EUR has complied with its obligations under clause 11.

(d)	For the purposes of this clause , customary qualifications and explanations contained in the Scheme Booklet and any public announcements by EUR in relation to a recommendation to vote in favour of the Schemes to the effect that the recommendation is made:

(i)	in the absence of a Superior Proposal;

(ii)	in respect of any public announcement issued before the issue of the Scheme Booklet, ’subject to the Independent Expert concluding in its Independent Expert’s Report (and continuing to conclude) that the Share Scheme and Option Scheme are in the best interests of EUR Shareholders and EUR Optionholders’; and

(iii)	in respect of the Scheme Booklet and any public announcements issued at the time of or after the issue of the Scheme Booklet, ’subject to the Independent Expert continuing to conclude that the Share Scheme and Option Scheme are in the best interests of EUR Shareholders and EUR Optionholders’, will not be regarded as a failure to make, or a change, withdrawal, modification or qualification of, a recommendation in favour of the Schemes.

(e)	Subject to clause , before the EUR Independent Board changes, revises, qualifies, modifies or withdraws its recommendation in accordance with clause or before the EUR Independent Board (or EUR Board, as applicable) supports, endorses or recommends a Competing Proposal in respect of EUR, or recommends that EUR Shareholders accept or vote in favour of a Competing Proposal in respect of EUR:

(i)	the EUR Independent Board must notify Bidder in writing as soon as reasonably possible and in any event at least 2 Business Days before it takes such action; and

(ii)	the parties must consult in good faith for 4 Business Days after the date on which the notification in clause is given to consider and determine whether the recommendation in place at that time can be maintained. The EUR Independent Board’s recommendation in favour of the Schemes cannot be withdrawn, modified or changed until the end of the consultation period and EUR must use all reasonable endeavours to ensure that the EUR Independent Board (or EUR Board, as applicable) does not publicly make any statement inconsistent with that recommendation until the end of the consultation period.

(f)	EUR and the EUR Independent Board are not required to comply with clause where EUR has already complied with its obligations under clause in relation to the matters giving rise to the proposed change of recommendation.

5.9	Conduct of Court proceedings

(a)	EUR and Bidder are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	This Deed does not give EUR or Bidder any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent.

(c)	EUR and Bidder must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this Deed.

5.10	Responsibility statements

The Scheme Booklet will contain a responsibility statement to the effect that:

(a)	Bidder is responsible for the Bidder Information contained in the Scheme Booklet; and

(b)	EUR is responsible for the EUR Information contained in the Scheme Booklet.

5.11	Appeal process

If the Court refuses to make orders convening the Scheme Meetings or approve the Schemes, EUR and Bidder must appeal the Court’s decision to the fullest extent possible except to the extent that:

(a)	the parties agree otherwise; or

(b)	an independent senior counsel of the Western Australia bar advises that, in their opinion, an appeal would have no reasonable prospect of success before the End Date,

in which case either party may terminate this Deed in accordance with clause .

5.12	No partnership or joint venture

Subject to this Deed, nothing in this clause requires either party to act at the direction of the other. The business of each party will continue to operate independently from the other until the Implementation Date. The parties agree that nothing in this deed constitutes the relationship of a partnership or a joint venture between the parties.

6.	Access to information

(a)	Between the date of this Deed and the Implementation Date, each party must, and must cause each of its subsidiaries to, promptly afford the other party and its Representatives reasonable access to information (subject to any existing confidentiality obligations owed to third parties), premises or such senior executives of any member of the other party’s corporate group (being the Bidder Group or EUR Group, as applicable) as reasonably requested, at mutually convenient times and afford the other party reasonable co-operation for the sole purpose of:

(i)	keeping each party informed as to the status and conduct of the business of the other party (including, without limitation, in relation to proposed and completed drilling, communications with Government Agencies, regulatory compliance and compliance with applicable securities laws, actual or potential breaches or disputes with joint venture partners or regulators, feasibility or other study updates, permit application status etc);

(ii)	implementation of the Schemes and the performance of its obligations under this Deed, provided that nothing in this clause will require EUR to provide information concerning EUR’s directors and management’s consideration of the Schemes, any Competing Proposal, or any Potential Competing Proposal; or

(iii)	any other purpose agreed between the parties,

provided that:

(iv)	such requests do not result in unreasonable disruptions to the party’s business; and

(v)	the party may provide its records to the other party at a place other than at the party’s business premises.

(b)	Bidder must provide, and must cause other members of Bidder Group to provide:

(i)	EUR and its Representatives with reasonable access (at times mutually agreeable to the parties) to Bidder’s auditors, accountants, books and records (including financial reports, audited or otherwise) for the purpose of preparation of the financial statements (including pro forma statements for the merged EUR-Bidder entity, if any) for inclusion in the Scheme Booklet (and any updates);

(ii)	EUR, its Representatives, and any qualified persons appointed by EUR with reasonable access (at times mutually agreeable to the parties) to Bidder’s properties and technical and scientific information on Bidder’s properties for the purpose of preparation of any technical report required to support disclosure in the Scheme Booklet; and

(iii)	EUR and its Representatives with reasonable access (at times mutually agreeable to the parties) to inspect the assets, premises, books and records of, and to have reasonable access to the senior management of, Bidder Group.

(c)	EUR must provide, and must cause other members of EUR Group to provide:

(i)	Bidder and its Representatives with reasonable access (at times mutually agreeable to the parties) to EUR’s auditors, accountants, books and records (including financial reports, audited or otherwise) for the purpose of preparation of the financial statements (including pro forma statements for the merged EUR-Bidder entity, if any) for inclusion in the Scheme Booklet (and any updates);

(ii)	Bidder, its Representatives, and any qualified persons appointed by Bidder with reasonable access (at times mutually agreeable to the parties) to EUR’s properties and technical and scientific information on EUR’s properties for the purpose of preparation of any technical report required to support disclosure in the Scheme Booklet; and

(iii)	Bidder and its Representatives with reasonable access (at times mutually agreeable to the parties) to inspect the assets, premises, books and records of, and to have reasonable access to the senior management of, the EUR Group.

7.	Representations and warranties

7.1	Bidder Representations and Warranties

Bidder represents and warrants to EUR (in its own right and separately as trustee or nominee for each of the other EUR Interested Parties) each of the Bidder Representations and Warranties.

7.2	Qualifications on Bidder Representations and Warranties

The Bidder Representations and Warranties under clause  and are subject to matters which:

(a)	are expressly provided for in this Deed;

(b)	have been Fairly Disclosed in:

(i)	the Bidder Diligence Materials; or

(ii)	Bidder’s public filings with the SEC in the twelve months before the date of this Deed; or

(c)	are within the actual knowledge of EUR, which for these purposes is taken to include (and be limited to) the facts, matters and circumstances of which a EUR Director (other than a Common Director) is actually aware as at the date of this Deed.

7.3	Awareness of Bidder Representations and Warranties

Where a Bidder Representation and Warranty is given ‘to the best of the Bidder Directors’ knowledge’, or ’so far as the Bidder Directors are aware’ or with a similar qualification as to the awareness or knowledge of the Bidder Directors, the Bidder Directors will be deemed to know or be aware of a particular fact, matter or circumstance if any Bidder Director is actually aware of that fact, matter or circumstance as at the date of this Deed or would reasonably be expected to be aware of that fact, matter or circumstance if, on the date the Bidder Representation and Warranty is given, they had made due and reasonable enquiries as to the accuracy of the Bidder Representation and Warranty.

7.4	EUR Representations and Warranties

EUR represents and warrants to Bidder (in its own right and separately as trustee or nominee for each of the other Bidder Interested Parties) each of the EUR Representations and Warranties.

7.5	Qualifications on EUR Representations and Warranties

The EUR Representations and Warranties under clause  and are subject to matters which:

(a)	are expressly provided for in this Deed;

(b)	have been Fairly Disclosed in the EUR Diligence Materials;

(c)	would have been known to Bidder if it (or its Representatives) had conducted searches in respect of EUR Group:

(i)	on EUR’s ASX market announcements platform;

(ii)	of the PPSR, on 7 May 2026;

(iii)	any public record maintained by ASIC, on 7 May 2026; or

(iv)	any public record maintained by the High Court of Australia, the Federal Court of Australia or the Supreme Court of Western Australia, on 7 May 2026; or

(d)	are within the actual knowledge of Bidder, which for these purposes is taken to include (and be limited to) the facts, matters and circumstances of which a Bidder Director is actually aware as at the date of this Deed.

7.6	Awareness of EUR Representations and Warranties

Where a EUR Representation and Warranty is given ‘to the best of the EUR Directors’ knowledge’, or ’so far as the EUR Directors are aware’ or with a similar qualification as to the awareness or knowledge of the EUR Directors, the EUR Directors will be deemed to know or be aware of a particular fact, matter or circumstance if any EUR Director is actually aware of that fact, matter or circumstance as at the date of this Deed or would reasonably be expected to be aware of that fact, matter or circumstance if, on the date the EUR Representation and Warranty is given, they had made due and reasonable enquiries as to the accuracy of the EUR Representation and Warranty.

7.7	Timing of representation and warranties

Each representation and warranty made or given under clauses  or is given:

(a)	at the date of this Deed;

(b)	at 8:00am on the Second Court Date; and

(c)	where expressed to be given at a particular time, at that time.

8.	Releases

8.1	EUR directors and officers

(a)	Bidder releases its respective rights, and agrees with EUR that it will not make a claim, against a EUR Interested Party (other than EUR and its Related Bodies Corporate) in connection with:

(i)	any breach of any representations, covenants and warranties of EUR or any member of the EUR Group in this Deed; or

(ii)	any disclosures containing any statement which is false or misleading whether in content or by omission,

except where the EUR Interested Party has not acted in good faith or has engaged in wilful misconduct, wilful concealment or fraud.

(b)	This clause is subject to any statutory restriction and will (if and to the extent required) be read down accordingly.

(c)	EUR receives and holds the benefit of this clause to the extent it relates to each EUR Interested Party as agent for and on behalf of each of them.

8.2	Bidder directors and officers

(a)	EUR releases its rights, and agrees with Bidder that it will not make a claim, against any person who is a Bidder Interested Party (other than Bidder and its Related Bodies Corporate) as at the date of this Deed in connection with:

(i)	any breach of any representations, covenants and warranties of Bidder or any member of the Bidder Group in this Deed; or

(ii)	any disclosure containing any statement which is false or misleading whether in content or by omission,

except where the Bidder Interested Party has not acted in good faith or has engaged in wilful misconduct, wilful concealment or fraud.

(b)	This clause is subject to any statutory restriction and will (if and to the extent required) be read down accordingly.

(c)	Bidder receives and holds the benefit of this clause to the extent it relates to each Bidder Interested Party as agent for and on behalf of each of them.

9.	Public announcement

9.1	Confidentiality

Each party agrees that it is bound by the terms of the confidentiality deed between Bidder and EUR dated 5 February 2026 (Confidentiality Deed) notwithstanding execution of this Deed, and must procure that it and its Representatives comply with the terms of the Confidentiality Deed (to the extent required by the Confidentiality Deed) except that the terms of this Deed will prevail over the Confidentiality Deed to the extent of any inconsistency. The rights and obligations of the parties under the Confidentiality Deed survive execution of this Deed.

9.2	Announcement of Transaction

Immediately after the execution of this Deed, EUR and Bidder must issue a joint public announcement in a form agreed to in writing between them, which must include a statement to the effect that it is Bidder’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the Securities Act with respect to the issue or procurement of the issue of the New Bidder Shares pursuant to the Schemes, based on the Court’s approval of the Schemes under section 411(4)(b) of the Corporations Act.

9.3	Public announcements

Subject to clause , no public announcement or disclosure of the Transaction or any other transaction that is the subject of this Deed or the Schemes may be made other than in a form approved by each party (such consent not to be unreasonably withheld, conditioned or delayed), but each party must use all reasonable endeavours to provide such approval as soon as practicable, except where:

(a)	the announcement is being made in connection with a Competing Proposal or Superior Proposal for EUR, a change in recommendation of the EUR Independent Board or in connection with a dispute between the parties regarding the Schemes;

(b)	the announcement is being made in connection with a Competing Proposal or Superior Proposal for Bidder, or in connection with a dispute between the parties regarding the Schemes; or

(c)	the public announcement or disclosure contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this clause .

9.4	Required disclosure

Where a party is required by applicable law, the Listing Rules or by ASX, ASIC or the Court to make any announcement or to make any disclosure in connection with the Transaction or any other transaction the subject of this Deed or the Schemes, it must use reasonable endeavours, to the extent reasonably practicable and lawful, to consult with the other party prior to making the relevant disclosure.

9.5	Scheme VWAP announcement

Promptly after the end of the Scheme VWAP Period, and in any event by no later than 9.00am on the Business Day immediately following the last day of the Scheme VWAP Period, EUR must announce to ASX, and Bidder must announce (or procure the announcement of) in the United States in accordance with the NASDAQ Listing Rules and the Exchange Act, the Scheme VWAP and the resulting Share Scheme Transaction Ratio, in each case calculated in accordance with clause 1.1.

EUR must promptly notify the EUR Registry, and (if appointed at that time) the Sale Agent, of the Scheme VWAP and Share Scheme Transaction Ratio announced under this clause for the purposes of determining Small Shareholders and Small Optionholders under this Deed.

This clause does not limit a party’s obligations under clause.

10.	Deeds of indemnity, access and insurance

(a)	Subject to the Schemes becoming Effective and the Transaction completing, Bidder undertakes in favour of EUR and each other person who is a EUR Interested Party that it will:

(i)	for a period of 7 years from the Implementation Date, ensure that the constitutions of EUR and each other member of the EUR Group continue to contain such rules as are contained in those constitutions at the date of this deed that provide for each company to indemnify each of its previous directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a member of the EUR Group;

(ii)	procure that EUR and each member of the EUR Group complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time; and

(iii)	procure that EUR and each other member of the EUR Group maintains all run-off insurance put in place before the Implementation Date and continues to pay all premiums and other costs of such insurance for the full period (of up to 7 years from the Implementation Date) agreed or arranged on or prior to the Implementation Date and does not permit such insurance to be used for purposes contrary to such agreements or arrangements.

(b)	The provisions contained in this clause are subject to any Corporations Act restriction and will be read down accordingly.

11.	Exclusivity obligations

11.1	No existing discussions

EUR represents and warrants to Bidder that, as at the date of this Deed:

(a)	it is not a party to any agreement, arrangement or understanding with a Third Party entered into for the purpose of facilitating a Competing Proposal;

(b)	it and each of its Representatives has ceased, and is not currently party to, any discussions, negotiations or other communications with any Third Party in relation to a Competing Proposal or a Potential Competing Proposal;

(c)	it has ceased to provide or make available any non-public information in relation to it to a Third Party where such information was provided for the purpose of facilitating a Competing Proposal, and has enforced all rights it has to call for the immediate return and/or destruction of that non-public information; and

(d)	it has agreed not to waive the provisions of any confidentiality or standstill agreement with any Third Party.

11.2	No shop restriction

During the Exclusivity Period, EUR must not, and must procure that each of its respective Representatives do not, directly or indirectly:

(a)	solicit, invite, encourage or initiate any Competing Proposal or any Potential Competing Proposal with any Third Party; or

(b)	assist, encourage, procure or induce any person to do any of the things referred to in clause on its behalf.

11.3	No talk restriction

Subject to clause , during the Exclusivity Period, EUR must not, and must procure that each of its respective Representatives do not, directly or indirectly:

(a)	enter into, facilitate, participate in or continue any negotiations or discussions with any Third Party in relation to a Competing Proposal or Potential Competing Proposal;

(b)	negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding a Competing Proposal or Potential Competing Proposal;

(c)	communicate to any person an intention to do anything referred to in the preceding paragraphs of this clause ; or

(d)	assist, encourage, procure or induce any person to do any of the things referred to in the preceding paragraphs of this clause on its behalf,

even if the Competing Proposal or Potential Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by EUR or any of its respective Representatives or has been publicly announced.

11.4	No due diligence restriction

Subject to clause , during the Exclusivity Period, EUR must not, and must procure that each of its respective Representatives do not, directly or indirectly:

(a)	solicit, initiate, invite, encourage, facilitate or permit any Third Party to undertake due diligence investigations in respect of EUR or any member of EUR Group or any of their respective businesses, affairs or operations;

(b)	make available to any Third Party, or cause or permit any Third Party (other than a Government Agency that has the right to obtain that information and has sought it) to receive, any non-public information relating to EUR or any of its Related Entities that may reasonably be expected to assist such Third Party in formulating, developing or finalising a Competing Proposal or a Potential Competing Proposal; or

(c)	assist, encourage, procure or induce any person to do any of the things referred to in the preceding paragraphs of this clause on its behalf.

11.5	Notification obligations

(a)	During the Exclusivity Period, EUR must as soon as possible, and in any event within 1 Business Day, notify Bidder in writing if it or any of its Representatives become aware of:

(i)	any offer or request to do any of the things referred to in clauses or ;

(ii)	any approach, inquiry, expression of interest, discussion, proposal or other communication made by any person to it or any of its Representatives, to initiate any discussions or negotiations, or any intention to make such approach, that concerns a Competing Proposal or Potential Competing Proposal; or

(iii)	any request made by any person to it or any of its Representatives, for any non-public information relating to it, its Related Bodies Corporate, or any of their businesses and operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal or Potential Competing Proposal,

in each case whether direct or indirect, whether solicited or unsolicited and whether oral or in writing.

(b)	Subject to clause , a notice given under clause must be accompanied by all material terms and conditions (including price, form of consideration, conditions precedent, proposed deal protection arrangements, timetable and break fee if any) to the extent then known to EUR, the identity of the proponent of the Competing Proposal or Potential Competing Proposal.

(c)	During the Exclusivity Period, EUR must concurrently provide Bidder with:

(i)	in the case of written materials, a copy of; or

(ii)	in any other case, a written statement of or reasonable access to,

any non-public information regarding the operations of EUR Group made available by it to any person in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal or Potential Competing Proposal and which has not previously been provided to Bidder.

(d)	Without limiting clauses , , , and , if, during the Exclusivity Period, a EUR Group Member (or any Representative of a EUR Group Member) provides any information relating to EUR Group to any person in connection with or for the purposes of a Competing Proposal, it must promptly provide to Bidder a complete copy of that information to the extent that the other party has not already received that information.

11.6	Response to Competing Proposal and Counter Proposal

(a)	If EUR is permitted by virtue of clause to engage in activity that would otherwise breach any of clauses or , it must enter into a confidentiality agreement with the person who has made the applicable Competing Proposal or Potential Competing Proposal on customary terms.

(b)	EUR must not and must procure that each of its Representatives do not enter into any agreement, commitment, arrangement or understanding (whether or not in writing) relating to any Competing Proposal (other than a confidentiality agreement contemplated by clause ), the EUR Independent Board does not change, modify or withdraw its recommendation in favour of each Scheme, and the EUR Independent Board (and EUR Board, as applicable) do not support, endorse or recommend a Competing Proposal, or recommend that EUR Shareholders accept or vote in favour of a Competing Proposal in respect of EUR unless each of the following conditions is satisfied:

(i)	the EUR Independent Board (or EUR Board, as applicable) acting in good faith, have determined that the Competing Proposal is a Superior Proposal and that the failure to take an action specified in clause above would likely breach the statutory or fiduciary duties of the members of the EUR Independent Board or EUR Board;

(ii)	EUR has given Bidder written notice (Relevant Notice) of the proposal to enter into the relevant agreement, commitment, arrangement or understanding;

(iii)	EUR has given Bidder all information that would be required by clause together with the identity of the proponent of the Competing Proposal;

(iv)	for at least 4 Business Days after the date of the provision of the information referred to in clauses and , EUR and Bidder have negotiated in good faith, to the extent Bidder wishes to negotiate and make itself reasonably available to negotiate, to enable Bidder to provide an equivalent or superior proposal to the terms of the Competing Proposal; and

(v)	by (but not before) the expiry of any negotiation period under clause , if EUR has received a written proposal to EUR from Bidder to improve the Scheme Consideration or otherwise alter the terms of the Transaction (Bidder Counterproposal) and acting reasonably and in good faith, after receiving written advice from its external legal advisers and advice from financial advisers the EUR Independent Board has determined as soon as reasonably practicable (and in any event within 5 Business Days of receiving the Bidder Counterproposal), that the Bidder Counterproposal would not produce an equivalent or superior outcome for EUR Shareholders (when considered as a whole) as compared to the Competing Proposal, taking into account all terms and conditions and other aspects of:

(A)	the Bidder Counterproposal (including the value and type of consideration, funding, any timing considerations, any conditions precedent or other matters affecting the probability of the Bidder Counterproposal being completed compared to the Competing Proposal or other relevant matters); and

(B)	the Competing Proposal (if applicable).

(c)	If, in accordance with clause , Bidder provides a Bidder Counterproposal, EUR must procure that the EUR Independent Board considers the Bidder Counterproposal and determines, as soon as reasonably practicable (and in any event, within 2 Business Days of receiving the Bidder Counterproposal), whether, acting reasonably and in good faith, after receiving written advice from its external legal advisers and advice from financial advisers, the Bidder Counterproposal would provide an equivalent or superior outcome to EUR Shareholders (when considered as a whole) as compared with the Competing Proposal. Following that determination, EUR must:

(i)	procure that the EUR Independent Board promptly (and in any event within 24 hours) notifies Bidder of the determination in writing, stating reasons for that determination; and

(ii)	if the determination is that:

(A)	the Bidder Counterproposal would provide an equivalent or superior outcome to EUR Shareholders (when considered as a whole) as compared with the Competing Proposal, then:

(I)	for a period of not less than 2 Business Days after EUR delivers to Bidder the notice referred to in clause above (or such other period agreed by the parties), EUR and Bidder must use their best endeavours to agree the transaction documentation required to implement the Bidder Counterproposal as soon as reasonably practicable; and

(II)	EUR must use its best endeavours to procure that the EUR Independent Board unanimously recommends that EUR Shareholders vote in favour of the Bidder Counterproposal subject to the Independent Expert concluding, and continuing to conclude, that the Bidder Counterproposal is in the best interests of EUR Shareholders and there being no further Superior Proposal; or

(B)	the Bidder Counterproposal would not provide an equivalent or superior outcome to EUR Shareholders (when considered as a whole) as compared with the Competing Proposal, then EUR must immediately (and in any event within 1 Business Day) notify Bidder in writing of the determination and the reasons for making the determination.

11.7	Revisions to a Competing Proposal

Any and each successive material modification or variation to any Competing Proposal will be deemed to make that proposal a new Competing Proposal in respect of which EUR or Bidder (as applicable) must separately comply with its obligations under clauses  and .

11.8	Fiduciary exception

(a)	The restrictions in clauses and do not apply to the extent they restrict EUR or any EUR Director from taking or refusing to take any action with respect to a Competing Proposal (in relation to which there has been no contravention of clause ) provided that:

(i)	the Competing Proposal is bona fide and is made by or on behalf of a person that the EUR Directors consider is of sufficient commercial standing to implement the Competing Proposal; and

(ii)	the EUR Directors have determined in good faith after consultation with its external legal advisors that:

(A)	the Competing Proposal is or may reasonably be expected to become a Superior Proposal; and

(B)	having taken written advice from its external legal advisers, failing to take the action or refusing to take the action (as the case may be) with respect to the Competing Proposal would be reasonably likely to constitute a breach of the fiduciary or statutory obligations of the EUR Board.

(b)	EUR must immediately notify Bidder of each action or inaction by it, or its representatives, in reliance on this clause .

11.9	Compliance with law

(a)	If it is finally determined by a court or the Takeovers Panel that the agreement by the parties under this clause or any part of it:

(i)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the members of the EUR Board;

(ii)	constituted, or constitutes, or would constitute, ‘unacceptable circumstances’ within the meaning of the Corporations Act; or

(iii)	was, or is, or would be unlawful for any other reason,

then, to that extent (and only to that extent) EUR will not be obliged to comply with that provision of this clause .

(b)	The parties must not make or cause or permit to be made on their behalf, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause .

11.10	Warranty and representation

EUR represents and warrants to Bidder that it has received legal advice in relation to the operation of this clause .

12.	Reimbursement Fee

12.1	Background to Reimbursement Fee

(a)	Each party acknowledges that, if Bidder enters into this Deed and the Schemes are subsequently not implemented, Bidder will incur significant costs, including those set out in clause .

(b)	In the circumstances referred to in clause , Bidder has requested provision be made for the payment outlined in clause , without which Bidder would not have entered into this Deed or otherwise agreed to implement the Schemes.

(c)	EUR confirms that the EUR Board has acknowledged that:

(i)	it has received legal advice in relation to this Deed and the operation of this clause ;

(ii)	it believes the implementation of the Schemes will provide significant benefits to EUR and Scheme Participants, such that it is reasonable and appropriate for EUR to agree to the Reimbursement Fee in order to secure Bidder’s participation in the Transaction; and

(iii)	the Reimbursement Fee represents a genuine and reasonable pre-estimate of cost and loss that would be suffered by Bidder if this Deed was entered into and the Schemes are subsequently not implemented.

12.2	Payment of the Reimbursement Fee

Subject to clause , EUR must pay the Reimbursement Fee to Bidder, without set-off or withholding, if:

(a)	failure to provide or change of recommendation: Bidder terminates this Deed in accordance with clause ;

(b)	Superior Proposal: if EUR terminates this Deed in accordance with clause 14.1(c);

(c)	Competing Proposal completes: on or before the End Date a Competing Proposal is publicly announced or made (whether or not proposed subject to conditions) and prior to the twelve month anniversary of the End Date, that Competing Proposal completes; or

(d)	material breach: Bidder has validly terminated this Deed in accordance with clause .

12.3	Written demand by Bidder

EUR must pay the Reimbursement Fee to Bidder without withholding or set-off within 10 Business Days after receiving a written demand from Bidder. The demand for payment of the Reimbursement Fee can only be made after the occurrence of an event referred to in clause . The written notice must state the circumstances which give rise to the demand and nominate an account for payment. EUR is only liable to pay the Reimbursement Fee once.

12.4	Nature of payment

The amount payable by EUR under clause  is an amount to compensate Bidder for:

(a)	advisory costs (including costs of advisors other than success fees);

(b)	costs of management and directors’ time;

(c)	out-of-pocket expenses; and

(d)	reasonable opportunity costs incurred by Bidder in pursuing the Schemes or in not pursuing other alternative acquisitions or strategic initiatives which Bidder could have developed to further its business and objectives.

12.5	No Reimbursement Fee if Schemes Effective

No Reimbursement Fee shall be payable by EUR under clause  if the Schemes become Effective, notwithstanding the occurrence of any event in clause . To the extent that the Reimbursement Fee has already been paid and the Schemes become Effective, such amount shall be immediately refunded to EUR by Bidder.

12.6	Compliance with law

(a)	This clause does not impose an obligation on EUR to pay all or any part of the Reimbursement Fee to the extent (and only to the extent) that the obligation to pay the Reimbursement Fee:

(i)	constitutes unacceptable circumstances as declared by the Takeovers Panel; or

(ii)	is held to be unenforceable by one party against another as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted. The parties must take all reasonable steps to ensure that any such determination applies to the minimum extent possible.

(b)	The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause.

12.7	Other Claims

(a)	Where an amount becomes payable to Bidder under clause and is actually paid, the amount of any loss or damage caused in relation to any breach by EUR shall be reduced by the amount paid under clause to Bidder.

(b)	Where an amount has already been paid to Bidder under clause , Bidder must, if it recovers any amount as a result of a claim against EUR pursuant to any other remedies available to Bidder under this Deed, refund an amount to EUR which is equal to the amount recovered by that claim.

12.8	Limitation of liability

(a)	Subject to clause , but otherwise despite anything else in this Deed, the maximum aggregate amount which EUR is required to pay in relation to a breach of this Deed by EUR is the Reimbursement Fee, and in no event will the aggregate liability of EUR under or in connection with a breach of this Deed exceed the Reimbursement Fee.

(b)	The limit in clause will not prevent Bidder from:

(i)	seeking orders from a court of competent jurisdiction for the specific performance by EUR of any obligations under this Deed; or

(ii)	recovering the actual costs it incurs in connection with:

(A)	this Deed and the Schemes (to the extent such costs exceed the Reimbursement Fee) if EUR has breached its obligations to register all transfers of Scheme Shares and Scheme Options to Bidder in accordance with clauses and ;

(B)	liability for fraud or intentional or wilful breach of this Deed; or

(C)	liability in connection with a breach by EUR of clause .

13.	REVERSE REIMBURSEMENT FEE

13.1	Background to Reverse Reimbursement Fee

(a)	Each party acknowledges that, if EUR enters into this Deed and the Schemes are subsequently not implemented, EUR will incur significant costs, including those set out in clause .

(b)	In the circumstances referred to in clause , EUR has requested provision be made for the payment outlined in clause without which EUR would not have entered into this Deed or otherwise agreed to implement the Schemes.

(c)	Bidder confirms that the Bidder Board has acknowledged that:

(i)	it has received legal advice in relation to this Deed and the operation of this clause ;

(ii)	it believes the implementation of the Schemes will provide significant benefits to Bidder and its shareholders, such that it is reasonable and appropriate for Bidder to agree to the Reverse Reimbursement Fee in order to secure EUR’s participation in the Transaction; and

(iii)	the Reverse Reimbursement Fee represents a genuine and reasonable pre-estimate of cost and loss that would be suffered by EUR if this Deed was entered into and the Schemes are subsequently not implemented.

13.2	Payment of the Reverse Reimbursement Fee

Subject to clause , Bidder must pay the Reverse Reimbursement Fee to EUR without set off or withholding if:

(a)	material breach: EUR validly terminates this Deed in accordance with clause ; or

(b)	failure to pay Scheme Consideration: Bidder does not pay the aggregate Scheme Consideration in accordance with the terms and conditions of this Deed, the Share Scheme, Option Scheme, Share Scheme Deed Poll or Option Scheme Deed Poll.

13.3	Written demand by EUR

Bidder must pay the Reverse Reimbursement Fee to EUR without withholding or set-off within 10 Business Days after receiving a written demand from EUR. The demand for payment of the Reverse Reimbursement Fee can only be made after the occurrence of an event referred to in clause . The written notice must state the circumstances which give rise to the demand and nominate an account for payment. Bidder is only liable to pay the Reverse Reimbursement Fee once.

13.4	Nature of payment

The amount payable by Bidder to EUR under clause  is an amount to compensate EUR for:

(a)	advisory costs (including costs of advisors other than success fees);

(b)	costs of management and directors’ time;

(c)	out-of-pocket expenses; and

(d)	reasonable opportunity costs incurred by EUR in pursuing the Schemes or in not pursuing other alternative acquisitions or strategic initiatives which EUR could have developed to further its business and objectives.

13.5	Compliance with law

(a)	This clause does not impose an obligation on Bidder to pay all or any part of the Reverse Reimbursement Fee to the extent (and only to the extent) that the obligation to pay the fee:

(i)	constitutes unacceptable circumstances as declared by the Takeovers Panel or another Government Agency; or

(ii)	is held to be unenforceable by one party against another as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted. The parties must take all reasonable steps to ensure that any such determination applies to the minimum extent possible.

(b)	The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause .

13.6	Other Claims

Where an amount becomes payable to EUR under clause  and is actually paid, the amount of any loss or damage caused in relation to any breach by Bidder shall be reduced by the amount paid under clause  to EUR.

13.7	Limitation of liability

(a)	Subject to clause , but otherwise despite anything else in this Deed, the maximum aggregate amount which Bidder is required to pay in relation to a breach of this Deed by Bidder is an amount equal to the Reverse Reimbursement Fee, and in no event will the aggregate liability of Bidder under or in connection with a breach of this Deed exceed the Reverse Reimbursement Fee.

(b)	The limit in clause will not prevent EUR from:

(i)	seeking orders from a court of competent jurisdiction for the specific performance by Bidder of any obligations under this Deed; or

(ii)	recovering the actual costs it incurs in connection with:

(A)	this deed and the Schemes (to the extent such costs exceed the Reverse Reimbursement Fee) if Bidder has breached its obligations to provide the Scheme Consideration in accordance with clauses and and the Schemes; or

(B)	liability for fraud or intentional or wilful breach of this Deed.

14.	Termination

14.1	When a party may terminate

This Deed may be terminated:

(a)	End Date: by either party, if the Schemes have not become Effective on or before the End Date, unless the failure of the Scheme to become Effective is due to a failure of the party seeking to terminate this Deed to perform or observe its obligations, covenants or agreements under this Deed;

(b)	Lack of support: by Bidder at any time prior to 8.00am on the Second Court Date if the EUR Independent Board:

(i)	fails to recommend the Schemes in the manner described in clauses and ; or

(ii)	withdraws or changes its recommendation to the Scheme Participants that they vote in favour of the resolutions to approve either Scheme (including making any public statement to such effect);

(c)	Superior Proposal: by EUR at any time prior to 8.00am on the Second Court Date if:

(i)	a Competing Proposal is received; and

(ii)	the EUR Independent Board (or EUR Board, as applicable) publicly announces that it has determined that the Competing Proposal is a Superior Proposal,

provided there has not been a breach of any obligation in any material respect under clause  by EUR;

(d)	material breach:

(i)	by Bidder if EUR is in breach of this Deed (including a breach of a EUR Representation and Warranty) and that breach is material in the context of the Transaction and is not remedied by EUR within 10 Business Days (or such shorter period ending at 5:00pm on the Business Day before the Second Court Date) of EUR receiving written notice from Bidder of the details and relevant circumstances of the breach and stating its intention to terminate this Deed; provided that Bidder is not itself in breach of this Deed in any material respect; or

(ii)	by EUR if Bidder is in breach of this Deed (including a Bidder Representation and Warranty) and that breach is material in the context of the Transaction and is not remedied by Bidder within 10 Business Days (or such shorter period ending at 5:00pm on the Business Day before the Second Court Date) of Bidder receiving written notice from EUR of the details and relevant circumstances of the breach and stating its intention to terminate this Deed; provided that EUR is not itself in breach of this Deed in any material respect;

(e)	Consultation or appeal failure: in accordance with and pursuant to:

(i)	clause ;

(ii)	clause ; or

(iii)	clause ;

(f)	Permanent restraint: by either party, if any court of competent jurisdiction or other Government Agency has issued a final and non-appealable order, decree, ruling or injunction (other than a temporary restraining order) permanently restraining, enjoining or otherwise prohibiting the consummation of either Scheme or the Transaction, provided that the party seeking to terminate this Deed pursuant to this clause has not breached this Deed in any manner that has been the proximate cause of or has directly resulted in the issuance of such order, decree, ruling or injunction; or

(g)	agreement: if agreed to in writing by EUR and Bidder.

14.2	Effect of termination

If this Deed is terminated by either party in accordance with this Deed, except if the termination results from a breach by either party of its obligations under this Deed, this Deed will become void and have no effect, without any liability or obligation on the part of any party, other than in relation to rights and obligations that accrued prior to termination and other than in relation to the provisions of this clause  and:

(a)	clause (Reimbursement Fee)

(b)	clause (Reverse Reimbursement Fee)

(c)	clause (Duty, costs and expenses)

(d)	clause (GST)

(e)	clause (No merger)

(f)	clause (Notices)

(g)	clause (Governing law and jurisdiction),

which will remain in force after termination.

14.3	Termination

Where a party has a right to terminate this Deed, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other party stating that it terminates this Deed and the provision under which it is terminating the Deed.

15.	Duty, Costs and Expenses

15.1	Stamp duty

(a)	Bidder must pay all stamp duty, registration fees and any fines and penalties with respect to stamp duty in respect of this Deed, the Schemes or the steps to be taken under this Deed or the Schemes.

(b)	Bidder indemnifies EUR against any liability arising from its failure to comply with clause .

15.2	Costs and expenses

Except as otherwise provided in this Deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this Deed and the proposed, attempted or actual implementation of this Deed and the Transaction.

16.	GST

(a)	Any consideration or amount payable under this Deed, including any non-monetary consideration (as reduced in accordance with clause if required) (Consideration) is exclusive of GST.

(b)	If GST is or becomes payable on a Supply made under or in connection with this Deed, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST laws.

(c)	The Additional Amount payable under clause is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)	If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause :

(i)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

(ii)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(iii)	the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

(e)	Despite any other provision in this Deed if an amount payable under or in connection with this Deed (whether by way of reimbursement or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred.

(f)	Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

(g)	Any term starting with a capital letter that is not defined in this Deed has the same meaning as the term has in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

17.	WITHHOLDING

(a)	Bidder agrees that it will seek Declarations from Scheme Participants regarding their tax residency in relation to the potential application of Subdivision 14-D of Schedule 1 of the Tax Administration Act 1953 to the Transaction, if and to the extent required. Bidder acknowledges and agrees that it shall not pay any amounts to the Commissioner of Taxation with respect to a Scheme Participant where the Scheme Shareholder or Scheme Optionholder provides a Declaration to Bidder prior to the Implementation Date and Bidder does not know or reasonably suspect that the Declaration is false.

(b)	EUR agrees that it will use reasonable endeavours to assist Scheme Participants to apply for and to obtain a Foreign Resident Capital Gains Withholding (FRCGW) Rate Variation from the ATO if required. Bidder acknowledges and agrees that it will reduce the FRCGW Amount (defined below) with respect to a Scheme Shareholder or Scheme Optionholder where that Scheme Shareholder or Scheme Optionholder provides a FRCGW Variation Notice to Bidder prior to the Implementation Date and Bidder does not know or reasonably suspect the Variation to be false or invalid.

(c)	EUR agrees that Bidder may approach the ATO to obtain clarification as to the application of Subdivision 14-D to the Schemes and will provide all information and assistance that Bidder reasonably requires in making any such approach.

(d)	If Bidder determines (in its reasonable opinion acting in good faith) that it is required by Subdivision 14-D to pay amounts (each being a FRCGW Amount) to the Commissioner of Taxation in respect of the acquisition of the Scheme Shares and Scheme Options from certain Scheme Shareholders or Scheme Optionholders (as applicable) (each being a FRCGW Holder), Bidder shall be entitled to deduct or withhold from the Scheme Consideration otherwise payable to the FRCGW Holder the number of New Bidder Shares required to be sold in order to satisfy the FRCGW Amount (taking into account potential fluctuations in the price of the New Bidder Shares, if reasonable) and to issue those New Bidder Shares to the Sale Agent for the purposes of sale on the Implementation Date.

(e)	Bidder will remit to the Commissioner of Taxation so much of the sale proceeds received under clause as is required to comply with Subdivision 14-D of Schedule 1 of the Tax Administration Act 1953 to the extent those sale proceeds are derived from the sale of New Bidder Shares to which a FRCGW Holder would otherwise be entitled under the Share Scheme and Option Scheme.

(f)	The aggregate sum payable to the FRCGW Holders will not be increased to reflect the amount remitted to the Commissioner under clause or otherwise deducted by Bidder in accordance with clause and the Scheme, and the net aggregate sum payable to those FRCGW Holders will be taken to be in full satisfaction of their entitlement to the Scheme Consideration.

(g)	For the purposes of this clause :

(i)	Declaration means a declaration provided by a Scheme Participant in accordance with section 14-225 and section 14-210(3) of Schedule 1 to the Taxation Administration Act;

(ii)	Variation means a notice of variation as granted by the Commissioner of Taxation under subsection 14-235(2) of Schedule 1 to the Taxation Administration Act; and

(iii)	Subdivision 14-D means Subdivision 14-D of Schedule 1 to the Taxation Administration Act.

18.	General

18.1	No representations on reliance

(a)	Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Deed, except for representations or inducements expressly set out in this Deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this Deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

(b)	Each party acknowledges and confirms that it does not enter into this Deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Deed.

(c)	Each party acknowledges and confirms that clauses and do not prejudice any rights a party may have in relation to information which has been filed by the other party with ASIC or ASX or NASDAQ or the SEC (as the case may be).

18.2	No merger

The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

18.3	Consents

Any consent referred to in, or required under, this Deed from any party may not be unreasonably withheld, unless this Deed expressly provides for that consent to be given in that party’s absolute discretion.

18.4	Notices

(a)	Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party under this Deed:

(i)	must be in legible writing and in English;

(ii)	if the recipient is EUR, addressed in accordance with the following details or as specified to the sender by EUR by notice:

Address:	32 Harrogate Street, West Leederville WA 6007
Attention:	Melissa Chapman
Email:

With a copy to be sent to:

Address:	Steinepreis Paganin Level 14, QV1 Building 250 St Georges Terrace PERTH WA 6000
Attention:	Mark Foster
Email:

if the recipient is Bidder, addressed in accordance with the following details or as specified to the sender by Bidder by notice:

Address	712 Fifth Ave, 11th floor, New York, NY 10019
Attention:	John Thomas, General Counsel
Email

With a copy to be sent to: Nova Legal

Address:	Level 2, 50 Kings Park Road, West Perth WA 6005
Attention:	Frank Knezovic
Email:

With a copy to be sent to: Cleary Gottlieb Steen & Hamilton LLP

Address:	One Liberty Plaza, New York, NY 10006
Attention:	James Hu; Aaron Meyers; Jonathan Mendes de Oliveira
Email:

(iii)	must be signed by an officer of or under the common seal of the sender; and

(iv)	any such notice or communication is regarded as being given by the sender and received by the addressee:

(A)	if by delivery in person, when delivered to the addressee;

(B)	if by post, on delivery to the addressee; or

(C)	if by email, when the email (including any attachment) comes to the attention of the addressee,

but if the delivery or receipt is on a day which is not a Business Day or is after 5.00 pm (addressee’s time) it is regarded as received at 9.00 am on the following Business Day.

(b)	Any such notice or other communication can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(c)	This clause does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

18.5	Service of process

Without preventing any other mode of service:

(a)	any documents in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of Notices under clause ; and

(b)	Bidder irrevocably appoints Nova Legal as its agent for the service of process agent in Australia in relation to any matter arising out of this Deed, and agrees that any document may be served on Bidder by being delivered to or left for Bidder at the following address:

Nova Legal
Level 2
50 Kings Park Road,
West Perth WA 6005

(c)	If the person appointed pursuant to clause ceases to be able to act as process agent, Bidder undertakes to appoint a new process agent in the jurisdiction referred to in clause and deliver to EUR within 2 Business Days a copy of a written acceptance of appointment by process agent, upon receipt of which the new appointment becomes effective for the purposes of this Deed. Bidder must inform EUR in writing of any change in the address of its process agent within 2 Business Days of the change.

18.6	Waivers

Without limiting any other provision of this Deed, the parties agree that:

(a)	failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this Deed by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this Deed;

(b)	a waiver given by a party under this Deed is only effective and binding on that party if it is given or confirmed in writing by that party; and

(c)	no waiver of a breach of a term of this Deed operates as a waiver of another breach of that term or of a breach of any other term of this Deed.

18.7	Amendment

This Deed may only be amended in writing signed by each of the parties.

18.8	Assignment

No party may assign, novate or otherwise transfer any of its rights or obligations under this Deed without the prior written consent of the other party.

18.9	Acknowledgement

Each party acknowledges that the remedy of damages may be inadequate to protect the interests of Bidder for a breach of clause  and that Bidder is entitled to seek and obtain without limitation injunctive relief if EUR breaches clause .

18.10	No third party beneficiary

This Deed is binding on, and enures solely for the benefit of, each party and their respective permitted successors and assigns. Nothing in this Deed confers, or is intended to confer, any third party beneficiary rights on any other person, except on the Bidder Interested Parties and the EUR Interested Parties to the extent set out in clauses and .

18.11	Further Acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by the other party to give effect to this Deed.

18.12	Remedies cumulative

Except as provided in this deed and permitted by law, the rights, powers and remedies provided in this deed are cumulative with, and not exclusive of, the rights, powers and remedies provided by law independently of this Deed.

18.13	Entire deed

This Deed and the Confidentiality Deed constitutes the entire understanding of the parties with respect to the subject matter and replaces all other agreements (whether written or oral) between the parties.

18.14	US Securities Law Acknowledgement

Each party acknowledges that it is aware that the United States securities laws prohibit any person who is in possession of material, non-public information concerning the other party from purchasing or selling securities of that party or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Each party agrees that it will not, and will use its reasonable endeavours to ensure that its Representatives will not, purchase or sell any securities of the other party, or communicate material, non-public information concerning the other party to any person, in violation of United States securities laws.

18.15	Counterparts

(a)	This Deed may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument. Electronic signatures are taken to be valid and binding to the same extent as original signatures.

(b)	In this clause , electronic signature means a digital signature or a visual representation of a person’s handwritten signature or mark, which is placed on a physical or electronic copy of this Deed, by electronic or mechanical means.

(c)	The parties consent to this Deed being signed by or on behalf of a party by an electronic signature.

(d)	Where this Deed is electronically signed by or on behalf of a party, the party warrants and agrees that the electronic signature has been used to identify the person signing and to indicate that the party intends to be bound by the electronic signature.

(e)	This Deed may be electronically signed in any number of counterparts, which together will constitute the one document.

(f)	Each party consents to the exchange of counterparts of this Deed by delivery by email or such other electronic means as may be agreed in writing.

(g)	Each party must upon request, promptly deliver a physical counterpart of this Deed with the handwritten signature or signatures of the party and all written evidence of the authority of a person signing on their behalf, but a failure to comply with the request does not affect the validity of this Deed.

19.	GOVERNING LAW AND JURISDICTION

19.1	Jurisdiction

(a)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating to this Deed.

(b)	Each party also irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where the venue falls within clause .

19.2	Governing Law

This Deed is governed by and will be construed in accordance with the laws of Western Australia.

Schedule 1 – Tenements

1.	EUR Tenements

TENEMENT REFERENCE	LOCATION	INTEREST
1/22 (1/22/LB)	Bretstein-Lachtal, Austria	100%
2/22 (2/22/LB)	Bretstein-Lachtal, Austria	100%
3/22 (3/22/LB)	Bretstein-Lachtal, Austria	100%
4/22 (4/22/LB)	Bretstein-Lachtal, Austria	100%
5/22 (5/22/LB)	Bretstein-Lachtal, Austria	100%
6/22 (6/22/LB)	Bretstein-Lachtal, Austria	100%
7/22 (7/22/LB)	Bretstein-Lachtal, Austria	100%
8/22 (8/22/LB)	Bretstein-Lachtal, Austria	100%
9/22 (9/22/LB)	Bretstein-Lachtal, Austria	100%
10/22 (10/22/LB)	Bretstein-Lachtal, Austria	100%
11/22 (11/22/LB)	Bretstein-Lachtal, Austria	100%
12/22 (12/22/LB)	Bretstein-Lachtal, Austria	100%
13/22 (13/22/LB)	Bretstein-Lachtal, Austria	100%
14/22 (14/22/LB)	Bretstein-Lachtal, Austria	100%
15/22 (15/22/LB)	Bretstein-Lachtal, Austria	100%
16/22 (16/22/LB)	Bretstein-Lachtal, Austria	100%
17/22 (17/22/LB)	Bretstein-Lachtal, Austria	100%
18/22 (18/22/LB)	Bretstein-Lachtal, Austria	100%
19/22 (19/22/LB)	Bretstein-Lachtal, Austria	100%
20/22 (20/22/LB)	Bretstein-Lachtal, Austria	100%
21/22 (21/22/LB)	Bretstein-Lachtal, Austria	100%
22/22 (22/22/LB)	Bretstein-Lachtal, Austria	100%
23/22 (23/22/LB)	Bretstein-Lachtal, Austria	100%
24/22 (24/22/LB)	Bretstein-Lachtal, Austria	100%
25/22 (25/22/LB)	Bretstein-Lachtal, Austria	100%
26/22 (26/22/LB)	Bretstein-Lachtal, Austria	100%
27/22 (27/22/LB)	Bretstein-Lachtal, Austria	100%
28/22 (28/22/LB)	Bretstein-Lachtal, Austria	100%
29/22 (29/22/LB)	Bretstein-Lachtal, Austria	100%
30/22 (30/22/LB)	Bretstein-Lachtal, Austria	100%
31/22 (31/22/LB)	Bretstein-Lachtal, Austria	100%
32/22 (32/22/LB)	Bretstein-Lachtal, Austria	100%
33/22 (33/22/LB)	Bretstein-Lachtal, Austria	100%
34/22 (34/22/LB)	Bretstein-Lachtal, Austria	100%
35/22 (35/22/LB)	Bretstein-Lachtal, Austria	100%

TENEMENT REFERENCE	LOCATION	INTEREST
36/22 (36/22/LB)	Bretstein-Lachtal, Austria	100%
37/22 (37/22/LB)	Bretstein-Lachtal, Austria	100%
38/22 (38/22/LB)	Bretstein-Lachtal, Austria	100%
39/22 (39/22/LB)	Bretstein-Lachtal, Austria	100%
40/22 (40/22/LB)	Bretstein-Lachtal, Austria	100%
41/22 (41/22/LB)	Bretstein-Lachtal, Austria	100%
42/22 (42/22/LB)	Bretstein-Lachtal, Austria	100%
43/22 (43/22/LB)	Bretstein-Lachtal, Austria	100%
44/22 (44/22/LB)	Bretstein-Lachtal, Austria	100%
45/22 (45/22/LB)	Bretstein-Lachtal, Austria	100%
46/22 (46/22/LB)	Bretstein-Lachtal, Austria	100%
47/22 (47/22/LB)	Bretstein-Lachtal, Austria	100%
48/22 (48/22/LB)	Bretstein-Lachtal, Austria	100%
49/22 (49/22/LB)	Bretstein-Lachtal, Austria	100%
50/22 (50/22/LB)	Bretstein-Lachtal, Austria	100%
51/22 (51/22/LB)	Bretstein-Lachtal, Austria	100%
52/22 (52/22/LB)	Bretstein-Lachtal, Austria	100%
53/22 (53/22/LB)	Bretstein-Lachtal, Austria	100%
54/22 (54/22/LB)	Bretstein-Lachtal, Austria	100%
55/22 (55/22/LB)	Bretstein-Lachtal, Austria	100%
56/22 (56/22/LB)	Bretstein-Lachtal, Austria	100%
57/22 (57/22/LB)	Bretstein-Lachtal, Austria	100%
58/22 (58/22/LB)	Bretstein-Lachtal, Austria	100%
59/22 (59/22/LB)	Bretstein-Lachtal, Austria	100%
60/22 (60/22/LB)	Bretstein-Lachtal, Austria	100%
61/22 (61/22/LB)	Bretstein-Lachtal, Austria	100%
62/22 (62/22/LB)	Bretstein-Lachtal, Austria	100%
63/22 (63/22/LB)	Bretstein-Lachtal, Austria	100%
64/22 (64/22/LB)	Bretstein-Lachtal, Austria	100%
65/22 (65/22/LB)	Bretstein-Lachtal, Austria	100%
66/22 (66/22/LB)	Bretstein-Lachtal, Austria	100%
67/22 (67/22/LB)	Bretstein-Lachtal, Austria	100%
68/22 (68/22/LB)	Bretstein-Lachtal, Austria	100%
69/22 (69/22/LB)	Bretstein-Lachtal, Austria	100%
70/22 (70/22/LB)	Bretstein-Lachtal, Austria	100%
71/22 (71/22/LB)	Bretstein-Lachtal, Austria	100%
72/22 (72/22/LB)	Bretstein-Lachtal, Austria	100%

TENEMENT REFERENCE	LOCATION	INTEREST
73/22 (73/22/LB)	Bretstein-Lachtal, Austria	100%
74/22 (74/22/LB)	Bretstein-Lachtal, Austria	100%
75/22 (75/22/LB)	Bretstein-Lachtal, Austria	100%
76/22 (76/22/LB)	Bretstein-Lachtal, Austria	100%
77/22 (77/22/LB)	Bretstein-Lachtal, Austria	100%
78/22 (78/22/LB)	Bretstein-Lachtal, Austria	100%
79/22 (79/22/LB)	Bretstein-Lachtal, Austria	100%
80/22 (80/22/LB)	Bretstein-Lachtal, Austria	100%
81/22 (81/22/LB)	Bretstein-Lachtal, Austria	100%
82/22 (82/22/LB)	Bretstein-Lachtal, Austria	100%
83/22 (83/22/LB)	Bretstein-Lachtal, Austria	100%
84/22 (84/22/LB)	Bretstein-Lachtal, Austria	100%
85/22 (85/22/LB)	Bretstein-Lachtal, Austria	100%
86/22 (86/22/LB)	Bretstein-Lachtal, Austria	100%
87/22 (87/22/LB)	Bretstein-Lachtal, Austria	100%
88/22 (88/22/LB)	Bretstein-Lachtal, Austria	100%
89/22 (89/22/LB)	Bretstein-Lachtal, Austria	100%
90/22 (90/22/LB)	Bretstein-Lachtal, Austria	100%
91/22 (91/22/LB)	Bretstein-Lachtal, Austria	100%
92/22 (92/22/LB)	Bretstein-Lachtal, Austria	100%
93/22 (93/22/LB)	Bretstein-Lachtal, Austria	100%
94/22 (94/22/LB)	Bretstein-Lachtal, Austria	100%
95/22 (95/22/LB)	Bretstein-Lachtal, Austria	100%
96/22 (96/22/LB)	Bretstein-Lachtal, Austria	100%
97/22 (97/22/LB)	Bretstein-Lachtal, Austria	100%
98/22 (98/22/LB)	Bretstein-Lachtal, Austria	100%
99/22 (99/22/LB)	Bretstein-Lachtal, Austria	100%
100/22 (100/22/LB)	Bretstein-Lachtal, Austria	100%
101/22 (101/22/LB)	Bretstein-Lachtal, Austria	100%
102/22 (102/22/LB)	Bretstein-Lachtal, Austria	100%
103/22 (103/22/LB)	Bretstein-Lachtal, Austria	100%
104/22 (104/22/LB)	Bretstein-Lachtal, Austria	100%
105/22 (105/22/LB)	Bretstein-Lachtal, Austria	100%
106/22 (106/22/LB)	Bretstein-Lachtal, Austria	100%
107/22 (107/22/LB)	Bretstein-Lachtal, Austria	100%
108/22 (108/22/LB)	Bretstein-Lachtal, Austria	100%
109/22 (109/22/LB)	Bretstein-Lachtal, Austria	100%

TENEMENT REFERENCE	LOCATION	INTEREST
110/22 (110/22/LB)	Bretstein-Lachtal, Austria	100%
111/22 (111/22/LB)	Bretstein-Lachtal, Austria	100%
112/22 (112/22/LB)	Bretstein-Lachtal, Austria	100%
113/22 (113/22/LB)	Bretstein-Lachtal, Austria	100%
114/22 (114/22/LB)	Bretstein-Lachtal, Austria	100%
115/22 (115/22/LB)	Bretstein-Lachtal, Austria	100%
116/22 (116/22/LB)	Bretstein-Lachtal, Austria	100%
117/22 (117/22/LB)	Bretstein-Lachtal, Austria	100%
118/22 (118/22/LB)	Bretstein-Lachtal, Austria	100%
119/22 (119/22/LB)	Bretstein-Lachtal, Austria	100%
120/22 (120/22/LB)	Bretstein-Lachtal, Austria	100%
121/22 (121/22/LB)	Bretstein-Lachtal, Austria	100%
122/22 (122/22/LB)	Bretstein-Lachtal, Austria	100%
123/22 (123/22/LB)	Bretstein-Lachtal, Austria	100%
124/22 (124/22/LB)	Bretstein-Lachtal, Austria	100%
125/22 (125/22/LB)	Bretstein-Lachtal, Austria	100%
126/22 (126/22/LB)	Bretstein-Lachtal, Austria	100%
127/22 (127/22/LB)	Bretstein-Lachtal, Austria	100%
128/22 (128/22/LB)	Bretstein-Lachtal, Austria	100%
129/22 (129/22/LB)	Bretstein-Lachtal, Austria	100%
130/22 (130/22/LB)	Bretstein-Lachtal, Austria	100%
131/22 (131/22/LB)	Bretstein-Lachtal, Austria	100%
132/22 (132/22/LB)	Bretstein-Lachtal, Austria	100%
133/22 (133/22/LB)	Bretstein-Lachtal, Austria	100%
134/22 (134/22/LB)	Bretstein-Lachtal, Austria	100%
135/22 (135/22/LB)	Bretstein-Lachtal, Austria	100%
136/22 (136/22/LB)	Bretstein-Lachtal, Austria	100%
137/22 (137/22/LB)	Bretstein-Lachtal, Austria	100%
138/22 (138/22/LB)	Bretstein-Lachtal, Austria	100%
139/22 (139/22/LB)	Bretstein-Lachtal, Austria	100%
140/22 (140/22/LB)	Bretstein-Lachtal, Austria	100%
141/22 (141/22/LB)	Bretstein-Lachtal, Austria	100%
142/22 (142/22/LB)	Bretstein-Lachtal, Austria	100%
143/22 (143/22/LB)	Bretstein-Lachtal, Austria	100%
144/22 (144/22/LB)	Bretstein-Lachtal, Austria	100%
145/22 (145/22/LB)	Bretstein-Lachtal, Austria	100%
146/22 (146/22/LB)	Bretstein-Lachtal, Austria	100%

TENEMENT REFERENCE	LOCATION	INTEREST
147/22 (147/22/LB)	Bretstein-Lachtal, Austria	100%
148/22 (148/22/LB)	Bretstein-Lachtal, Austria	100%
149/22 (149/22/LB)	Bretstein-Lachtal, Austria	100%
150/22 (150/22/LB)	Bretstein-Lachtal, Austria	100%
151/22 (151/22/LB)	Bretstein-Lachtal, Austria	100%
152/22 (152/22/LB)	Bretstein-Lachtal, Austria	100%
153/22 (153/22/LB)	Bretstein-Lachtal, Austria	100%
154/22 (154/22/LB)	Bretstein-Lachtal, Austria	100%
155/22 (155/22/LB)	Bretstein-Lachtal, Austria	100%
156/22 (156/22/LB)	Bretstein-Lachtal, Austria	100%
157/22 (157/22/LB)	Bretstein-Lachtal, Austria	100%
158/22 (158/22/LB)	Bretstein-Lachtal, Austria	100%
159/22 (159/22/LB)	Bretstein-Lachtal, Austria	100%
160/22 (160/22/LB)	Bretstein-Lachtal, Austria	100%
161/22 (161/22/LB)	Bretstein-Lachtal, Austria	100%
162/22 (162/22/LB)	Bretstein-Lachtal, Austria	100%
163/22 (163/22/LB)	Bretstein-Lachtal, Austria	100%
164/22 (164/22/LB)	Bretstein-Lachtal, Austria	100%
165/22 (165/22/LB)	Bretstein-Lachtal, Austria	100%
166/22 (166/22/LB)	Bretstein-Lachtal, Austria	100%
167/22 (167/22/LB)	Bretstein-Lachtal, Austria	100%
168/22 (168/22/LB)	Bretstein-Lachtal, Austria	100%
169/22 (169/22/LB)	Bretstein-Lachtal, Austria	100%
170/22 (170/22/LB)	Bretstein-Lachtal, Austria	100%
171/22 (171/22/LB)	Bretstein-Lachtal, Austria	100%
172/22 (172/22/LB)	Bretstein-Lachtal, Austria	100%
173/22 (173/22/LB)	Bretstein-Lachtal, Austria	100%
174/22 (174/22/LB)	Bretstein-Lachtal, Austria	100%
175/22 (175/22/LB)	Bretstein-Lachtal, Austria	100%
176/22 (176/22/LB)	Bretstein-Lachtal, Austria	100%
177/22 (177/22/LB)	Bretstein-Lachtal, Austria	100%
178/22 (178/22/LB)	Bretstein-Lachtal, Austria	100%
179/22 (179/22/LB)	Bretstein-Lachtal, Austria	100%
180/22 (180/22/LB)	Bretstein-Lachtal, Austria	100%
181/22 (181/22/LB)	Bretstein-Lachtal, Austria	100%
182/22 (182/22/LB)	Bretstein-Lachtal, Austria	100%
183/22 (183/22/LB)	Bretstein-Lachtal, Austria	100%

TENEMENT REFERENCE	LOCATION	INTEREST
184/22 (184/22/LB)	Bretstein-Lachtal, Austria	100%
185/22 (185/22/LB)	Bretstein-Lachtal, Austria	100%
186/22 (186/22/LB)	Bretstein-Lachtal, Austria	100%
187/22 (187/22/LB)	Bretstein-Lachtal, Austria	100%
188/22 (188/22/LB)	Bretstein-Lachtal, Austria	100%
189/22 (189/22/LB)	Bretstein-Lachtal, Austria	100%
190/22 (190/22/LB)	Bretstein-Lachtal, Austria	100%
191/22 (191/22/LB)	Bretstein-Lachtal, Austria	100%
192/22 (1/22/KL)	Klementkogel, Austria	100%
193/22 (2/22/KL)	Klementkogel, Austria	100%
194/22 (3/22/KL)	Klementkogel, Austria	100%
195/22 (4/22/KL)	Klementkogel, Austria	100%
196/22 (5/22/KL)	Klementkogel, Austria	100%
197/22 (6/22/KL)	Klementkogel, Austria	100%
198/22 (7/22/KL)	Klementkogel, Austria	100%
199/22 (8/22/KL)	Klementkogel, Austria	100%
200/22 (9/22/KL)	Klementkogel, Austria	100%
201/22 (10/22/KL)	Klementkogel, Austria	100%
202/22 (11/22/KL)	Klementkogel, Austria	100%
203/22 (12/22/KL)	Klementkogel, Austria	100%
204/22 (13/22/KL)	Klementkogel, Austria	100%
205/22 (14/22/KL)	Klementkogel, Austria	100%
206/22 (15/22/KL)	Klementkogel, Austria	100%
207/22 (16/22/KL)	Klementkogel, Austria	100%
208/22 (17/22/KL)	Klementkogel, Austria	100%
209/22 (18/22/KL)	Klementkogel, Austria	100%
210/22 (19/22/KL)	Klementkogel, Austria	100%
211/22 (20/22/KL)	Klementkogel, Austria	100%
212/22 (21/22/KL)	Klementkogel, Austria	100%
213/22 (22/22/KL)	Klementkogel, Austria	100%
214/22 (1/22/WG)	Wildbachgraben, Austria	100%
215/22 (2/22/WG)	Wildbachgraben, Austria	100%
216/22 (3/22/WG)	Wildbachgraben, Austria	100%
217/22 (4/22/WG)	Wildbachgraben, Austria	100%
218/22 (5/22/WG)	Wildbachgraben, Austria	100%
219/22 (6/22/WG)	Wildbachgraben, Austria	100%
220/22 (7/22/WG)	Wildbachgraben, Austria	100%

TENEMENT REFERENCE	LOCATION	INTEREST
221/22 (8/22/WG)	Wildbachgraben, Austria	100%
222/22 (9/22/WG)	Wildbachgraben, Austria	100%
223/22 (10/22/WG)	Wildbachgraben, Austria	100%
224/22 (11/22/WG)	Wildbachgraben, Austria	100%
225/22 (12/22/WG)	Wildbachgraben, Austria	100%
226/22 (13/22/WG)	Wildbachgraben, Austria	100%
227/22 (14/22/WG)	Wildbachgraben, Austria	100%
228/22 (15/22/WG)	Wildbachgraben, Austria	100%
229/22 (16/22/WG)	Wildbachgraben, Austria	100%
230/22 (17/22/WG)	Wildbachgraben, Austria	100%
231/22 (18/22/WG)	Wildbachgraben, Austria	100%
232/22 (19/22/WG)	Wildbachgraben, Austria	100%
233/22 (20/22/WG)	Wildbachgraben, Austria	100%
234/22 (21/22/WG)	Wildbachgraben, Austria	100%
235/22 (22/22/WG)	Wildbachgraben, Austria	100%
236/22 (23/22/WG)	Wildbachgraben, Austria	100%
237/22 (24/22/WG)	Wildbachgraben, Austria	100%
238/22 (25/22/WG)	Wildbachgraben, Austria	100%
239/22 (26/22/WG)	Wildbachgraben, Austria	100%
240/22 (27/22/WG)	Wildbachgraben, Austria	100%
241/22 (28/22/WG)	Wildbachgraben, Austria	100%
242/22 (29/22/WG)	Wildbachgraben, Austria	100%
243/22 (30/22/WG)	Wildbachgraben, Austria	100%
244/22 (31/22/WG)	Wildbachgraben, Austria	100%
245/22 (32/22/WG)	Wildbachgraben, Austria	100%
3030	NE Leinster	100%
3285	NE Leinster	100%
3799	NE Leinster	100%
4540	NE Leinster	100%
4541	NE Leinster	100%
4545	NE Leinster	100%
4546	NE Leinster	100%
4536	NE Leinster	100%
4537	NE Leinster	100%
4538	NE Leinster	100%
4539	NE Leinster	100%
4542	NE Leinster	100%

TENEMENT REFERENCE	LOCATION	INTEREST
4543	NE Leinster	100%
4544	NE Leinster	100%
4547	NE Leinster	100%
1597	SW Leinster	100%
1541	SW Leinster	100%
1542	SW Leinster	100%
3213	SW Leinster	100%
3214	SW Leinster	100%
3895	SW Leinster	100%
3896	SW Leinster	100%
4054	SW Leinster	100%
E47/4144 [1]	Western Australia	-
E47/4532 [2]	Western Australia	50%
E47/4534 [2]	Western Australia	50%
E47/4544 [2]	Western Australia	50%
E47/4845 [1,2]	Western Australia	-
E47/4860 [1,2]	Western Australia	-

Notes:

1.	In application, pending grant.
2.	Applied for by John Walley Resources Pty Ltd, which is 50% owned by EUR.

2.	Bidder Tenements

TENEMENT REFERENCE	LOCATION	OWNERSHIP INTEREST
104/96 [1]	Wolfsberg Project, Austria	100%
105/96 [1]	Wolfsberg Project, Austria	100%
106/96 [1]	Wolfsberg Project, Austria	100%
107/96 [1]	Wolfsberg Project, Austria	100%
108/96 [1]	Wolfsberg Project, Austria	100%
109/96 [1]	Wolfsberg Project, Austria	100%
110/96 [1]	Wolfsberg Project, Austria	100%
111/96 [1]	Wolfsberg Project, Austria	100%
112/96 [1]	Wolfsberg Project, Austria	100%
113/96 [1]	Wolfsberg Project, Austria	100%
114/96 [1]	Wolfsberg Project, Austria	100%
115/96 [1]	Wolfsberg Project, Austria	100%
116/96 [1]	Wolfsberg Project, Austria	100%
117/96 [1]	Wolfsberg Project, Austria	100%
118/96 [1]	Wolfsberg Project, Austria	100%
119/96 [1]	Wolfsberg Project, Austria	100%

TENEMENT REFERENCE	LOCATION	OWNERSHIP INTEREST
120/96 [1]	Wolfsberg Project, Austria	100%
121/96 [1]	Wolfsberg Project, Austria	100%
122/96 [1]	Wolfsberg Project, Austria	100%
123/96 [1]	Wolfsberg Project, Austria	100%
124/96 [1]	Wolfsberg Project, Austria	100%
125/96 [1]	Wolfsberg Project, Austria	100%
370/11(611/11) [1]	Wolfsberg Project, Austria	100%
371/11(612/11) [1]	Wolfsberg Project, Austria	100%
372/11(613/11) [1]	Wolfsberg Project, Austria	100%
373/11(614/11) [1]	Wolfsberg Project, Austria	100%
374/11(615/11) [1]	Wolfsberg Project, Austria	100%
375/11(616/11) [1]	Wolfsberg Project, Austria	100%
378/11(619/11) [1]	Wolfsberg Project, Austria	100%
379/11(620/11) [1]	Wolfsberg Project, Austria	100%
380/11(621/11) [1]	Wolfsberg Project, Austria	100%
381/11(622/11) [1]	Wolfsberg Project, Austria	100%
382/11(623/11) [1]	Wolfsberg Project, Austria	100%
383/11(624/11) [1]	Wolfsberg Project, Austria	100%
384/11(625/11) [1]	Wolfsberg Project, Austria	100%
386/11(627/11) [1]	Wolfsberg Project, Austria	100%
387/11(628/11) [1]	Wolfsberg Project, Austria	100%
388/11(629/11) [1]	Wolfsberg Project, Austria	100%
389/11(630/11) [1]	Wolfsberg Project, Austria	100%
390/11(631/11) [1]	Wolfsberg Project, Austria	100%
391/11(632/11) [1]	Wolfsberg Project, Austria	100%
392/11(633/11) [1]	Wolfsberg Project, Austria	100%
394/11(636/11) [1]	Wolfsberg Project, Austria	100%
395/11(637/11) [1]	Wolfsberg Project, Austria	100%
396/11(638/11) [1]	Wolfsberg Project, Austria	100%
397/11(639/11) [1]	Wolfsberg Project, Austria	100%
398/11(640/11) [1]	Wolfsberg Project, Austria	100%
400/11(645/11) [1]	Wolfsberg Project, Austria	100%
401/11(646/11) [1]	Wolfsberg Project, Austria	100%
402/11(647/11) [1]	Wolfsberg Project, Austria	100%
403/11(648/11) [1]	Wolfsberg Project, Austria	100%
408/11(648/11) [1]	Wolfsberg Project, Austria	100%
409/11(641/11) [1]	Wolfsberg Project, Austria	100%

TENEMENT REFERENCE	LOCATION	OWNERSHIP INTEREST
412/11(649/11) [1]	Wolfsberg Project, Austria	100%
Andreas 1 [2]	Wolfsberg Project, Austria	100%
Andreas 2 [2]	Wolfsberg Project, Austria	100%
Andreas 3 [2]	Wolfsberg Project, Austria	100%
Andreas 4 [2]	Wolfsberg Project, Austria	100%
Andreas 5 [2]	Wolfsberg Project, Austria	100%
Andreas 6 [2]	Wolfsberg Project, Austria	100%
Andreas 7 [2]	Wolfsberg Project, Austria	100%
Andreas 8 [2]	Wolfsberg Project, Austria	100%
Andreas 9 [2]	Wolfsberg Project, Austria	100%
Andreas 10 [2]	Wolfsberg Project, Austria	100%
Andreas 11 [2]	Wolfsberg Project, Austria	100%
Andreas I (ext) [2]	Wolfsberg Project, Austria	100%
Andreas II (ext) [2]	Wolfsberg Project, Austria	100%
Barbara 1 [2]	Wolfsberg Project, Austria	100%
Barbara 2 [2]	Wolfsberg Project, Austria	100%
Barbara 3 [2]	Wolfsberg Project, Austria	100%
Barbara 4 [2]	Wolfsberg Project, Austria	100%
Barbara 5 [2]	Wolfsberg Project, Austria	100%
Barbara 6 [2]	Wolfsberg Project, Austria	100%
Barbara I (ext) [2]	Wolfsberg Project, Austria	100%
2020-54 [1]	Tanbreez Project, Greenland	100%

Notes:

1.	Exploration License
2.	Mining License

Schedule 2 – Timetable

EVENT	DATE
EUR submits draft Scheme Booklet to ASIC and ASX	August 2026
First Court Date	September 2026
Scheme Booklet sent to Scheme Participants	September / October 2026
Scheme Meetings	October 2026
Second Court Date	October 2026
Effective Date	October 2026
Record Date	October 2026
Implementation Date	October 2026

*Subject to Court availability.

Note: This is an indicative timetable only and is subject to change, including following regulatory consultation and as may be required by the Court.

Schedule 3 – Bidder Representations and Warranties

Bidder represents and warrants to EUR (in its own right and separately as trustee or nominee for each of the other EUR Interested Parties) that:

(a)	Validly existing: Bidder is a validly existing corporation registered in accordance with the laws of the country in which it was incorporated, and that each Bidder Group Member is a validly existing corporation under the laws of the country in which it was incorporated.

(b)	Authority: The execution and delivery of this Deed has been properly authorised by all necessary corporate action of Bidder.

(c)	Power: Bidder has full corporate power and lawful authority to execute, deliver and perform this Deed in accordance with its terms.

(d)	Deed binding: This Deed is a valid and binding obligation on Bidder enforceable in accordance with its terms, subject to laws generally affecting creditors’ rights and principles of equity.

(e)	No default: This Deed does not conflict with or result in the breach of or a default under:

(i)	Bidder’s constitution; or

(ii)	any writ, order or injunction, judgement, law, rule or regulation to which it is party or by which it is bound.

(f)	Capital structure: Its capital structure including all issued securities as at the date of this Deed is as set out in Item of Schedule 5 and it has not issued or agreed to issue any other securities, options, warrants, rights or instruments which are still outstanding and may convert into Bidder Shares other than under Bidder’s employee incentive scheme or as Fairly Disclosed to EUR prior to the date of this Deed.

(g)	Continuous disclosure: Bidder has complied in all material respects with its continuous disclosure obligations under the Listing Rules and in accordance with the Exchange Act.

(h)	Financial matters:

(i)	The Bidder Financial Statements were prepared in accordance with applicable accounting principles, consistently applied, and fairly present in all material respects the consolidated financial condition of Bidder at the respective dates indicated and the results of operations of Bidder for the periods covered on a consolidated basis.

(ii)	No member of the Bidder Group has any liability (including, without limitation, liabilities to fund any operations or work or exploration program, to give any guarantees or for taxes other than taxes not yet due), whether accrued, absolute, contingent or otherwise, not reflected in the Bidder Financial Statements, except liabilities incurred in the ordinary course of business since 31 December 2025, which liabilities relate to budgeted expenditures disclosed to EUR or would not reasonably be expected to result in a Bidder Material Adverse Change.

(i)	Bidder Diligence Material:

(i)	Bidder has collated and prepared the Bidder Diligence Materials in good faith for the purposes of a due diligence exercise by EUR and with all reasonable care and skill.

(ii)	To the best of the Bidder Directors’ knowledge, the documents contained in the Bidder Diligence Materials do not, as of the date of the relevant document, contain an untrue statement of a material fact or omit to state a material fact required to be stated to prevent the statement made from being false or misleading in the circumstances in which it was made.

(iii)	Bidder has not withheld from the Bidder Diligence Materials any information that has been requested to be disclosed by EUR.

(iv)	Bidder has not intentionally or recklessly withheld from the Bidder Diligence Materials any information that is known, or ought reasonably to be known, to Bidder and which is not publicly available and would reasonably be considered to be material to EUR in light of the Transaction.

(j)	Restrictions on business activities: To the best of the Bidder Directors’ knowledge, there is no agreement, judgment, injunction, order or decree binding on Bidder or any member of the Bidder Group or any business in which the Bidder Group has an interest that has or would be likely to have the effect of prohibiting, restricting or materially impairing after the Effective Date any business of Bidder or any member of the Bidder Group or any business in which the Bidder Group has an interest.

(k)	Approvals: To the best of the Bidder Directors’ knowledge, the members of the Bidder Group have complied in all material respects with all Government Agencies having jurisdiction over them and have all material licences, environmental approvals, permits and other consents necessary for them to conduct their respective business as presently being conducted.

(l)	Compliance with laws: To the best of the Bidder Directors’ knowledge, the members of the Bidder Group have complied in all material respects with the requirements imposed by any applicable mining, environmental, cultural heritage, health, safety and employment laws and regulations with respect to the Bidder Tenements.

(m)	SEC compliance:

(i)	the Bidder has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the Bidder Reporting Documents);

(ii)	as of its date, each Bidder Reporting Document filed or furnished with the SEC complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable; and

(iii)	none of the Bidder Reporting Documents as of the date of their respective filings (or, if amended or superseded by a filing, on the date of such amended or superseding filing) contained an untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(n)	Litigation: To the best of the Bidder Directors’ knowledge:

(i)	there are no material actions, suits, arbitrations, legal or administrative proceedings pending or threatened against any material member of the Bidder Group or any business in which the Bidder Group has an interest;

(ii)	no material member of the Bidder Group or any business in which the Bidder Group has an interest is the subject of any material pending or material threatened investigation; and

(iii)	no material member of the Bidder Group or any business in which the Bidder Group has an interest nor the respective assets, properties or business of Bidder or any material member of the Bidder Group is subject to any judgement, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal.

(o)	Solvency: Neither Bidder nor any other material member of the Bidder Group nor any business in which the Bidder Group has an interest is affected by a Bidder Insolvency Event.

(p)	Scheme Booklet: The Bidder Information in the form consented by Bidder provided for inclusion in the Scheme Booklet will:

(i)	be prepared and provided in good faith and on the understanding that each of the EUR Interested Parties will rely on that information to prepare the Scheme Booklet; and

(ii)	not, at the date of the Scheme Booklet, contain any statement which is materially misleading or deceptive including by way of omission, and will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules, the NASDAQ Listing Rules, the Securities Act, the Exchange Act and all relevant regulatory guides and other guidelines and requirements of ASIC.

(q)	Independent Expert: All information provided by or on behalf of Bidder to the Independent Expert to enable their report to be prepared will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing their report for inclusion in the Scheme Booklet.

(r)	New Bidder Shares: The New Bidder Shares to be issued in accordance with the Transaction will be duly authorised and validly issued, fully paid and free of all Encumbrances and third party rights and will rank equally with all other Bidder Shares then on issue.

Schedule 4 – EUR Representations and Warranties

EUR represents and warrants to Bidder (in its own right and separately as trustee or nominee for each of the other Bidder Interested Parties) that:

(a)	Validly existing: EUR is a validly existing corporation registered under the Corporations Act and each EUR Group Member is a validly existing corporation under the laws of the country in which it was incorporated.

(b)	Authority: The execution and delivery of this Deed has been properly authorised by all necessary corporate action of EUR.

(c)	Power: EUR has full corporate power and lawful authority to execute, deliver and perform this Deed in accordance with its terms.

(d)	Deed binding: This Deed is a valid and binding obligation on EUR enforceable in accordance with its terms, subject to laws generally affecting creditors’ rights and principles of equity.

(e)	No default: This Deed does not conflict with or result in the breach of or a default under:

(i)	EUR’s constitution; or

(ii)	any writ, order or injunction, judgement, law, rule or regulation to which it is party or by which it is bound.

(f)	Capital structure: EUR’s capital structure as at the Amendment Date is as set out in Item of Schedule 5 and it has not issued or agreed to issue any other securities, options, warrants, rights or instruments which are still outstanding or would be issued based on the occurrence of any event, lapse of time or otherwise other than:

(i)	the Velta Reserved Shares; or

(ii)	as Fairly Disclosed in the EUR Diligence Material.

(g)	Continuous disclosure: EUR:

(i)	has complied in all material respects with its continuous disclosure obligations under ASX Listing Rule 3.1; and

(ii)	other than in respect of this Transaction, is not relying on the exceptions in ASX Listing Rule 3.1A to withhold any material information from public disclosure.

(h)	Financial matters:

(i)	The EUR Financial Statements were prepared in accordance with Accounting Standards and fairly present in all material respects the consolidated financial condition of EUR at the respective dates indicated and the results of operations of EUR for the periods covered on a consolidated basis.

(ii)	No member of the EUR Group has any liability (including, without limitation, liabilities to fund any operations or work or exploration program, to give any guarantees or for taxes other than taxes not yet due), whether accrued, absolute, contingent or otherwise, not reflected in the EUR Financial Statements, except liabilities incurred in the ordinary course of business which liabilities relate to budgeted expenditures disclosed to Bidder or would not reasonably be expected to result in a EUR Material Adverse Change.

(i)	EUR Diligence Material:

(i)	EUR has collated and prepared the EUR Diligence Materials in good faith for the purposes of a due diligence exercise by Bidder and with all reasonable care and skill.

(ii)	To the best of the EUR Directors’ knowledge, the documents contained in the EUR Diligence Materials do not, as of the date of the relevant document, contain an untrue statement of a material fact or omit to state a material fact required to be stated to prevent the statement made from being false or misleading in the circumstances in which it was made.

(iii)	EUR has not withheld from the EUR Diligence Materials any information that has been requested to be disclosed by Bidder.

(iv)	EUR has not withheld from the EUR Diligence Materials any information that is known, or ought reasonably to be known, to EUR to be material to Bidder in light of the Transaction and as a purchaser of the EUR Group as a whole.

(j)	Increases to remuneration, and retention and termination payments: Other than as Fairly Disclosed to Bidder prior to the date of this Deed, there is no arrangement or agreement to increase the remuneration of, make any bonus payment, retention payment or termination payment to, or otherwise change the terms and conditions of an existing employment agreement of any EUR Director or any employee of any member of the EUR Group.

(k)	Change of control payments: Other than as Fairly Disclosed to Bidder prior to the date of this Deed, no agreement or arrangement to which any member of the EUR Group is a party contains any provision that would result in any material payment (whether in the form of cash, securities or otherwise), or the acceleration of any material benefit or entitlement, being triggered by the consummation of the Schemes or any change of control of EUR arising from the Transaction.

(l)	Velta Acquisition: Other than as Fairly Disclosed to Bidder prior to the date of this Deed, EUR has not:

(i)	made any investment or funding of Velta;

(ii)	completed the Velta Acquisition or any phase thereof;

(iii)	terminated or abandoned the Velta Acquisition or entered into any agreement in connection with the Velta Acquisition;

(iv)	varied or amended (or agreed to vary or amend), or waived any rights under, the terms of the Velta Acquisition, including any change to the aggregate consideration, the number of EUR shares to be issued, the conditions precedent to completion, the timetable for completion or any indemnity or warranty given by EUR in connection with the Velta Acquisition; or

(v)	entered into any definitive agreement with Velta.

(m)	Restrictions on business activities: To the best of the EUR Directors’ knowledge, there is no agreement, judgment, injunction, order or decree binding on EUR or any member of the EUR Group or any business in which the EUR Group has an interest that has or would be likely to have a EUR Material Adverse Effect.

(n)	Approvals: To the best of the EUR Directors’ knowledge, the members of the EUR Group have complied in all material respects with all Government Agencies having jurisdiction over them and have all material licences, environmental approvals, permits and other consents necessary for them to conduct their respective business as presently being conducted.

(o)	Compliance with laws: To the best of the EUR Directors’ knowledge, the members of the EUR Group have complied in all material respects with the requirements imposed by any applicable mining, environmental, cultural heritage, health, safety and employment laws and regulations with respect to the EUR Tenements.

(p)	Litigation: To the best of the EUR Directors’ knowledge:

(i)	there are no material actions, suits, arbitrations, legal or administrative proceedings pending or threatened against any material member of the EUR Group or any business in which the EUR Group has an interest;

(ii)	no material member of the EUR Group or any business in which the EUR Group has an interest is the subject of any material pending or material threatened investigation; and

(iii)	no material member of the EUR Group or any business in which the EUR Group has an interest nor the respective assets, properties or businesses of EUR or any material member of the EUR Group is subject to any judgement, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal.

(q)	Solvency: Neither EUR nor any other material member of the EUR Group is subject to a EUR Insolvency Event.

(r)	Scheme Booklet: The EUR Information in the Scheme Booklet will:

(i)	be prepared in good faith and not, at the date of the Scheme Booklet, contain any statement which is materially misleading or deceptive, including by way of omission; and

(ii)	comply with all applicable laws and ASIC Regulatory Guides applicable to schemes of arrangement in Australia.

(s)	Independent Expert: All information provided by or on behalf of EUR to the Independent Expert to enable their report to be prepared will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing their report for inclusion in the Scheme Booklet.

(t)	EUR Tenements: the EUR Tenements are:

(i)	listed in item 1 of Schedule 1;

(ii)	registered in the name of a member of the EUR Group; and

(iii)	in good standing, valid and enforceable.

(u)	Millstone Agreements: To the best of the EUR Directors’ knowledge:

(i)	the Millstone Agreements are Fairly Disclosed in the EUR Diligence Materials;

(ii)	no EUR Shares or other securities have been issued by EUR or any EUR Group Member under or in connection with the Millstone Agreements as at the date of this Deed;

(iii)	the Millstone Agreements have not been varied, amended or waived other than as Fairly Disclosed in the EUR Diligence Materials; and

(iv)	no post-completion condition under the Millstone Agreements has been satisfied or triggered as at the date of this Deed that would require EUR or any EUR Group Member to issue any securities.

Schedule 5 – Capital structure details

1.	Bidder details

SECURITY	TOTAL ON ISSUE
CRML Shares	146,888,753
Restricted stock units (RSUs) and performance-vested stock options	13,700,000
Equity incentive plan capacity	4,117,386 Bidder Shares reserved for issuance
Public warrants (CRMLW)	7,660,775
Private warrants (including PIPE-related warrants)	12,429,500

2.	EUR details

SECURITY	TOTAL ON ISSUE
EUR Shares	1,725,640,096
EUR Listed Options (ASX. EUROC)	242,327,782
EUR Unlisted Options (ASX. EURAK)	3,133,250
EUR Performance Rights (ASX. EURAJ)	270,000,000

Note: Each EUR Listed Option, EUR Unlisted Option and EUR Performance Right is exercisable or convertible (as applicable) into one EUR Share.

EXECUTED by the parties as a deed.

EUR

EXECUTED by EUROPEAN LITHIUM LIMITED ACN 141 450 624 in accordance with section 127 of the Corporations Act 2001 (Cth):	) ) ) ) )

Signature of director		Signature of director/company secretary*

Name of director		Name of director/company secretary*

*please delete as applicable

Bidder

SIGNED, SEALED AND DELIVERED for and on behalf of CRITICAL METALS CORP. by its duly authorised representative in the presence of:	) ) ) )

Signature of witness		Signature of authorised representative By executing this deed the representative states that they have received no notice that their authority to do so has been revoked.

Name of witness (please print)		Name of authorised representative (please print)

ANNEXURE A – SHARE SCHEME DEED POLL

EUROPEAN LITHIUM LIMITED

ACN 141 450 624

DEED POLL – SHARE SCHEME

1.	DEFINITIONS AND INTERPRETATION		1

	1.1	Definitions	1
	1.2	Interpretation	1

2.	NATURE OF DEED POLL		1

3.	CONDITIONS PRECEDENT AND TERMINATION		1

	3.1	Conditions precedent	1
	3.2	Termination of deed	2
	3.3	Consequences of termination	2

4.	SHARE SCHEME OBLIGATATIONS		2

	4.1	Undertaking to issue Share Scheme Consideration	2
	4.2	New Bidder Shares to rank equally	2

5.	REPRESENTATIONS AND WARRANTIES		2

6.	CONTINUING OBLIGATIONS		3

7.	NOTICES		3

	7.1	Form	3
	7.2	Manner	3
	7.3	Time	3
	7.4	Initial details	3
	7.5	Changes	4

8.	STAMP DUTY		4

9.	GOVERNING LAW AND JURISDICTION		4

10.	APPOINTMENT OF PROCESS AGENT		4

11.	MISCELLANEOUS		4

	11.1	Exercise rights	4
	11.2	Merger	4
	11.3	Moratorium legislation	5
	11.4	No assignment	5
	11.5	Rights cumulative	5
	11.6	Severability	5
	11.7	Further assurance	5
	11.8	Costs and expenses	5
	11.9	Variation	5
	11.10	Waiver	5

i

DEED POLL

Date

This deed poll is made

by	Critical Metals Corp. of 712 Fifth Ave, 11th floor, New York, NY 10019 (Bidder)

in favour of	each Scheme Shareholder.

recitals

A.	EUR and Bidder are parties to the scheme implementation deed dated 18 May 2026 as amended and restated on 3 July 2026 and [ ] August 2026 (Scheme Implementation Deed).

B.	In the Scheme Implementation Deed, Bidder agreed to make this deed poll.

C.	Bidder is making this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations under the Share Scheme.

D.	Bidder is entering into this deed poll for the purpose of undertaking in favour of Scheme Shareholders to perform its obligations under the Share Scheme and the Scheme Implementation Deed.

This deed poll provides as follows:

1.	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this deed poll are set out below.

EUR means European Lithium Limited (ACN 141 450 624).

Share Scheme means the members’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Shareholders under which Scheme Shareholders will receive the Share Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Unless the context otherwise requires, terms defined in the Share Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Clause 1 of the Share Scheme applies to the interpretation of this deed poll, except that references to ‘this Share Scheme’ are to be read as references to ‘this deed poll’.

2.	Nature of deed poll

Bidder acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms, even though Scheme Shareholders are not party to it; and

(b)	under the Share Scheme, each Scheme Shareholder irrevocably appoints EUR and each of its directors and officers (jointly and each of them severally) as its agent and attorney, inter alia, to enforce this deed poll against Bidder in accordance with its terms.

3.	Conditions precedent and termination

3.1	Conditions precedent

The obligations of Bidder under clause 4 of this deed poll are subject to the Share Scheme becoming Effective.

1

3.2	Termination of deed

The obligations of Bidder under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Scheme Implementation Deed is terminated in accordance with its terms; or

(b)	the Share Scheme is not Effective on or before the End Date,

unless the Bidder and EUR otherwise agree in writing.

3.3	Consequences of termination

If this deed poll is terminated under clause  then, in addition and without prejudice to any other rights, powers, or remedies available to it:

(a)	Bidder is released from any obligation to further perform this deed poll; and

(b)	each Scheme Shareholder retains any rights, power or remedies it has against Bidder in respect of any breach of this deed poll by Bidder which occurred before termination of this deed poll.

4.	Share Scheme OBLIGATATIONS

4.1	Undertaking to issue Share Scheme Consideration

Subject to clause , Bidder undertakes in favour of each Scheme Shareholder to:

(a)	provide or procure the provision of the Share Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Share Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Share Scheme,

subject to and in accordance with the provisions of the Share Scheme.

4.2	New Bidder Shares to rank equally

Bidder covenants in favour of each Scheme Shareholder that the New Bidder Shares which are issued to Scheme Shareholders in accordance with the Share Scheme will:

(a)	rank equally with all existing Bidder Shares on issue as at the Effective Date; and

(b)	be duly and validly issued in accordance with all applicable laws, fully paid and free from any Encumbrances.

5.	Representations and warranties

Bidder represents and warrants that:

(a)	it is a corporation validly existing and registered in accordance with the laws of the country in which it was incorporated;

(b)	it has full legal capacity and power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally) subject to any necessary stamping; and

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any agreement or instrument, any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

(f)	it is not Insolvent (as that term is defined in the Scheme Implementation Deed).

2

6.	Continuing obligations

This deed poll is irrevocable and, subject to clause , remains in full force and effect until Bidder has completely performed its obligations under this deed poll or the earlier termination of this deed poll under clause.

7.	Notices

7.1	Form

Any notice or other communication to or by any party in respect of this deed poll must be:

(a)	in writing and in the English language;

(b)	addressed to Bidder at the address or email address set out in clause below; and

(c)	must be signed by the sender or a person duly authorised by the sender.

7.2	Manner

In addition to any other method of service authorised by law, the notice may be:

(a)	personally served on a party;

(b)	left at the party’s current address for service;

(c)	sent to the party’s current address for service by prepaid ordinary mail or if the address is outside Australia by prepaid airmail; or

(d)	sent by electronic mail to the party’s electronic mail address.

7.3	Time

If a notice is sent or delivered in the manner provided in clause  it must be treated as given to or received by the addressee in the case of:

(a)	delivery in person, when delivered;

(b)	delivery by post:

(i)	in Australia to an Australian address, the second Business Day after posting; or

(ii)	in any other case, on the tenth Business Day after posting; or

(c)	electronic mail, when the sender’s computer reports that the message has been delivered to the electronic mail address of the addressee,

but if the delivery is made after 5:00pm on a Business Day or is after 5:00pm (addressee’s time) it is regarded as received at 9:00am on the following Business Day.

7.4	Initial details

The address for service is initially:

The address for service is initially:

Address	712 Fifth Ave, 11th floor, New York, NY 10019

Attention:	John Thomas, General Counsel

Email

3

With a copy to be sent to:

Address	Level 2, 50 Kings Park Road, West Perth WA 6005

Attention:	Frank Knezovic

Email

and

Address	One Liberty Plaza, New York, NY 10006

Attention:	James Hu; Aaron Meyers

Email

7.5	Changes

A party may from time to time change its address or numbers for service by notice to each other party.

8.	stamp Duty

(a)	Bidder must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this deed poll, the Share Scheme or the steps to be taken under this deed poll or the Share Scheme.

(b)	Bidder indemnifies each Scheme Shareholder against any liability arising from its failure to comply with clause.

9.	Governing law and jurisdiction

(a)	This deed poll is governed by and construed in accordance with the laws of Western Australia.

(b)	Each party irrevocably:

(i)	submits to the non-exclusive jurisdiction of the courts of Western Australia and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating to this deed poll; and

(ii)	waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within paragraph .

10.	Appointment of process agent

Without preventing any method of service allowed under any relevant law, Bidder:

(a)	irrevocably appoints Nova Legal as its process agent to receive any document in an action in connection with this deed poll, and agrees that any such document may be served on Bidder by being delivered to or left for Bidder at the following address: Level 2, 50 Kings Park Road, West Perth WA 6005, and agrees that failure by a process agent to notify Bidder of any document in an action in connection with this deed poll does not invalidate the action concerned; and

(b)	if for any reason the process agent appointed under clause ceases to be able to act as process agent, Bidder agrees to appoint another person as its process agent in Australia and ensure that the replacement process agent accepts its appointment and confirms its appointment to EUR.

Bidder agrees that service of documents on its process agent is sufficient service on it.

11.	Miscellaneous

11.1	Exercise rights

A single or partial exercise or waiver by a party of any right under or relating to this deed poll will not prevent any other exercise of that right or the exercise of any other right.

4

11.2	Merger

If the liability of a party to pay money under this deed poll becomes merged in any deed, judgment, order or other thing, the party liable must pay interest on the amount owing from time to time under that deed, judgment, order or other thing at the higher of the rate payable under this deed poll and that fixed by or payable under that deed, judgment, order or other thing.

11.3	Moratorium legislation

Any law which varies, prevents or prejudicially affects the exercise by a party of any right, power or remedy conferred on it under this deed poll is excluded to the extent permitted by law.

11.4	No assignment

Bidder must not assign, transfer or novate all or any part of its rights or obligations under or relating to this deed poll or grant, declare, create or dispose of any right or interest in it, without the prior written consent of EUR. Any purported dealing in contravention of this clause  is invalid.

11.5	Rights cumulative

The rights, powers and remedies of Bidder and each Scheme Shareholder under this deed poll are cumulative and not exclusive of any rights or remedies provided by law.

11.6	Severability

If a provision of this deed poll is illegal, invalid, unenforceable or void in a jurisdiction it is severed for that jurisdiction and the remainder of this deed poll has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected.

11.7	Further assurance

Bidder agrees to do anything including executing all documents and do all things (on its own behalf or on behalf of each Scheme Shareholder) necessary to give full effect to this document and the Scheme and the transactions contemplated by this document and the Scheme.

11.8	Costs and expenses

Except as otherwise provided in this deed poll, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this deed poll and the proposed, attempted or actual implementation of this deed poll.

11.9	Variation

A provision of this deed poll may not be varied, altered or otherwise amended unless:

(a)	if before the First Court Date, the variation is agreed to in writing by EUR; or

(b)	if on or after the First Court Date, the variation is agreed to in writing by EUR and the Court indicates that the variation would not of itself preclude approval by the Court of the Share Scheme,

in which event Bidder will enter into a further deed poll in favour of each Scheme Shareholder giving effect to the variation, alteration or amendment.

11.10	Waiver

(a)	A party’s waiver of a right under or relating to this deed poll, whether prospectively or retrospectively, is not effective unless it is in writing and signed by that party.

(b)	No other act, omission or delay by a party will constitute a waiver of a right.

5

EXECUTED AS A DEED POLL

SIGNED, SEALED AND DELIVERED for and on	)
behalf of CRITICAL METALS CORP. by its duly	)
authorised representative in the presence of:	)
)

Signature of witness	Signature of authorised representative By executing this deed the representative states that they have received no notice that
their authority to do so has been revoked.

Name of witness (please print)	Name of authorised representative (please print)

6

ANNEXURE B – OPTION SCHEME DEED POLL

EUROPEAN LITHIUM LIMITED
ACN 141 450 624

DEED POLL – OPTION SCHEME

1.	DEFINITIONS AND INTERPRETATION		1

	1.1	Definitions	1
	1.2	Interpretation	1

2.	NATURE OF DEED POLL		1

3.	CONDITIONS PRECEDENT AND TERMINATION		1

	3.1	Conditions precedent	1
	3.2	Termination of deed	2
	3.3	Consequences of termination	2

4.	OPTION SCHEME OBLIGATATIONS		2

	4.1	Undertaking to issue Option Scheme Consideration	2
	4.2	New Bidder Shares to rank equally	2

5.	REPRESENTATIONS AND WARRANTIES		2

6.	CONTINUING OBLIGATIONS		3

7.	NOTICES		3

	7.1	Form	3
	7.2	Manner	3
	7.3	Time	3
	7.4	Initial details	4
	7.5	Changes	4

8.	STAMP DUTY		4

9.	GOVERNING LAW AND JURISDICTION		4

	9.1	Appointment of process agent	4

10.	MISCELLANEOUS		5

	10.1	Exercise rights	5
	10.2	Merger	5
	10.3	Moratorium legislation	5
	10.4	No assignment	5
	10.5	Rights cumulative	5
	10.6	Severability	5
	10.7	Further assurance	5
	10.8	Costs and expenses	5
	10.9	Variation	5
	10.10	Waiver	5

i

DEED POLL

Date

This deed poll is made

by	Critical Metals Corp. of 712 Fifth Ave, 11th floor, New York, NY 10019 (Bidder)

in favour of	each Scheme Optionholder.

RECITALS

A.	EUR and Bidder are parties to the scheme implementation deed dated 18 May 2026 as amended and restated on 3 July 2026 and [ ] August 2026 (Scheme Implementation Deed).

B.	In the Scheme Implementation Deed, Bidder agreed to make this deed poll.

C.	Bidder is making this deed poll for the purpose of covenanting in favour of the Scheme Optionholders to perform its obligations under the Option Scheme.

D.	Bidder enters into this deed poll for the purpose of covenanting in favour of the Scheme Optionholders that it will perform its obligations under the Option Scheme and the Scheme Implementation Deed.

This deed poll provides as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

The meanings of the terms used in this deed poll are set out below.

EUR means European Lithium Limited (ACN 141 450 624).

Option Scheme means the creditors’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Optionholders, under which all of the EUR Listed Options will be exercised or converted into Resulting EUR Shares and transferred to Bidder and the Scheme Optionholders will be entitled to receive the Option Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Unless the context otherwise requires, terms defined in the Option Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Clause 1 of the Option Scheme applies to the interpretation of this deed poll, except that references to ‘this Option Scheme’ are to be read as references to ‘this deed poll’.

2.	NATURE OF DEED POLL

Bidder acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Optionholder in accordance with its terms, even though Scheme Optionholder are not party to it; and

(b)	under the Option Scheme, each Scheme Optionholder irrevocably appoints EUR and each of its directors and officers (jointly and each of them severally) as its agent and attorney, inter alia, to enforce this deed poll against Bidder in accordance with its terms.

3.	CONDITIONS PRECEDENT AND TERMINATION

3.1	Conditions precedent

The obligations of Bidder under clause 4 of this deed poll are subject to the Option Scheme becoming Effective.

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3.2	Termination of deed

The obligations of Bidder under this deed poll to the Scheme Optionholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Scheme Implementation Deed is terminated in accordance with its terms; or

(b)	the Option Scheme is not Effective on or before the End Date,

unless the Bidder and EUR otherwise agree in writing.

3.3	Consequences of termination

If this deed poll is terminated under clause 3.2 then, in addition and without prejudice to any other rights, powers, or remedies available to it:

(a)	Bidder is released from any obligation to further perform this deed poll; and

(b)	each Scheme Optionholder retains any rights, power or remedies it has against Bidder in respect of any breach of this deed poll by Bidder which occurred before termination of this deed poll.

4.	OPTION SCHEME OBLIGATATIONS

4.1	Undertaking to issue Option Scheme Consideration

Subject to clause 3, Bidder undertakes in favour of each Scheme Optionholder to:

(a)	provide or procure the provision of the Option Scheme Consideration to each Scheme Optionholder in accordance with the terms of the Option Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Option Scheme,

subject to and in accordance with the provisions of the Option Scheme.

4.2	New Bidder Shares to rank equally

Bidder covenants in favour of each Scheme Optionholder that the New Bidder Shares which are issued to Scheme Optionholders in accordance with the Option Scheme will:

(a)	rank equally in all respects with all other Bidder Shares then on issue at the Effective Date; and

(b)	be duly and validly issued in accordance with all applicable laws, fully paid and free from any Encumbrances.

5.	REPRESENTATIONS AND WARRANTIES

Bidder represents and warrants that:

(a)	it is a corporation validly existing and registered in accordance with the laws of the country in which it was incorporated;

(b)	it has full legal capacity and power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

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(d)	this deed poll constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally) subject to any necessary stamping; and

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any agreement or instrument, any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

(f)	Bidder is solvent and is not subject to any Bidder Insolvency Event as at the date of this deed poll.

6.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 3, remains in full force and effect until Bidder has completely performed its obligations under this deed poll or the earlier termination of this deed poll under clause 3.2.

7.	NOTICES

7.1	Form

Any notice or other communication to or by any party in respect of this deed poll must be:

(a)	in writing and in the English language;

(b)	addressed to Bidder at the address or email address set out in clause below; and

(c)	must be signed by the sender or a person duly authorised by the sender.

7.2	Manner

In addition to any other method of service authorised by law, the notice may be:

(a)	personally served on a party;

(b)	left at the party’s current address for service;

(c)	sent to the party’s current address for service by prepaid ordinary mail or if the address is outside Australia by prepaid airmail; or

(d)	sent by electronic mail to the party’s electronic mail address.

7.3	Time

If a notice is sent or delivered in the manner provided in clause 7.2 it must be treated as given to or received by the addressee in the case of:

(a)	delivery in person, when delivered;

(b)	delivery by post:

(i)	in Australia to an Australian address, the second Business Day after posting; or

(ii)	in any other case, on the tenth Business Day after posting; or

(c)	electronic mail, when the sender’s computer reports that the message has been delivered to the electronic mail address of the addressee,

but if the delivery is made after 5:00pm on a Business Day or is after 5:00pm (addressee’s time) it is regarded as received at 9:00am on the following Business Day.

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7.4	Initial details

The address for service is initially:

Address	712 Fifth Ave, 11th floor, New York, NY 10019

Attention:	John Thomas, General Counsel

Email:

With a copy to be sent to:

Address	Level 2, 50 Kings Park Road, West Perth WA 6005

Attention:	Frank Knezovic

Email:

and

Address	One Liberty Plaza, New York, NY 10006

Attention:	James Hu; Aaron Meyers

Email:

7.5	Changes

A party may from time to time change its address or numbers for service by notice to each other party.

8.	STAMP DUTY

(a)	Bidder must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this deed poll, the Option Scheme or the steps to be taken under this deed poll or the Option Scheme.

(b)	Bidder indemnifies each Scheme Optionholder against any liability arising from its failure to comply with clause.

9.	GOVERNING LAW AND JURISDICTION

(a)	This deed poll is governed by and construed in accordance with the laws of Western Australia.

(b)	Each party irrevocably:

(i)	submits to the non-exclusive jurisdiction of the courts of Western Australia and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating to this deed poll; and

(ii)	waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within paragraph.

9.1	Appointment of process agent

(a)	Bidder irrevocably appoints Nova Legal as its agent for the service of process in Australia in relation to any matter arising out of this deed poll. If that person ceases to be able to act as such or have an address in Australia, Bidder agrees to appoint a new process agent in Australia and deliver to EUR within 5 Business Days a copy of a written acceptance of appointment by the process agent.

(b)	Bidder agrees that failure by a process agent to notify Bidder of any process will not invalidate the proceedings concerned.

(c)	If this clause applies, Bidder must, before terminating the appointment of a process agent or the process agent ceasing to act, appoint a replacement process agent in Australia and provide notice to EUR of the new appointment within 5 Business Days.

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10.	MISCELLANEOUS

10.1	Exercise rights

A single or partial exercise or waiver by a party of any right under or relating to this deed poll will not prevent any other exercise of that right or the exercise of any other right.

10.2	Merger

If the liability of a party to pay money under this deed poll becomes merged in any deed, judgment, order or other thing, the party liable must pay interest on the amount owing from time to time under that deed, judgment, order or other thing at the higher of the rate payable under this deed poll and that fixed by or payable under that deed, judgment, order or other thing.

10.3	Moratorium legislation

Any law which varies, prevents or prejudicially affects the exercise by a party of any right, power or remedy conferred on it under this deed poll is excluded to the extent permitted by law.

10.4	No assignment

Bidder must not assign, transfer or novate all or any part of its rights or obligations under or relating to this deed poll or grant, declare, create or dispose of any right or interest in it, without the prior written consent of EUR. Any purported dealing in contravention of this clause 10.4 is invalid.

10.5	Rights cumulative

The rights, powers and remedies of Bidder and each Scheme Optionholder under this deed poll are cumulative and not exclusive of any rights or remedies provided by law.

10.6	Severability

If a provision of this deed poll is illegal, invalid, unenforceable or void in a jurisdiction it is severed for that jurisdiction and the remainder of this deed poll has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected.

10.7	Further assurance

Bidder agrees to do anything including executing all documents and do all things (on its own behalf or on behalf of each Scheme Optionholder) necessary to give full effect to this document and the Option Scheme and the transactions contemplated by this document and the Option Scheme.

10.8	Costs and expenses

Except as otherwise provided in this deed poll, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this deed poll and the proposed, attempted or actual implementation of this deed poll.

10.9	Variation

A provision of this deed poll may not be varied, altered or otherwise amended unless:

(a)	if before the First Court Date, the variation is agreed to in writing by EUR; or

(b)	if on or after the First Court Date, the variation is agreed to in writing by EUR and the Court indicates that the variation would not of itself preclude approval by the Court of the Option Scheme,

in which event Bidder will enter into a further deed poll in favour of each Scheme Optionholder giving effect to the variation, alteration or amendment.

10.10	Waiver

(a)	A party’s waiver of a right under or relating to this deed poll, whether prospectively or retrospectively, is not effective unless it is in writing and signed by that party.

(b)	No other act, omission or delay by a party will constitute a waiver of a right.

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EXECUTED AS A DEED POLL

SIGNED, SEALED AND DELIVERED for and on	)
behalf of CRITICAL METALS CORP. by its duly	)
authorised representative in the presence of:	)
)

Signature of witness	Signature of authorised representative By executing this deed the representative states that they have received no notice that their authority to do so has been revoked.

Name of witness (please print)	Name of authorised representative (please print)

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ANNEXURE C – SHARE SCHEME

EUROPEAN LITHIUM LIMITED

ACN 141 450 624

and

SCHEME SHAREHOLDERS

SCHEME OF ARRANGEMENT – SHARE SCHEME

1.	DEFINITIONS AND INTERPRETATION		1

	1.1	Definitions	1
	1.2	Interpretation	4
	1.3	Parties	6

2.	PRELIMINARY		6

	2.1	Preliminary matters	6
	2.2	Scheme Implementation Deed	6
	2.3	Share Scheme Deed Poll	6
	2.4	Effect of the Share Scheme	6
	2.5	Nominee	6

3.	CONDITIONS		7

	3.1	Conditions of the Share Scheme	7
	3.2	Effect of conditions	7
	3.3	Certificate	7
	3.4	Conclusive evidence	8
	3.5	Termination of Scheme Implementation Deed or Share Scheme Deed Poll	8
	3.6	Effective Date	8
	3.7	End Date	8

4.	SHARE SCHEME		8

	4.1	Lodgement of Court order	8
	4.2	Transfer of Scheme Shares	8
	4.3	Transfer documentation	8
	4.4	Provision of Share Scheme Consideration	8
	4.5	Beneficial entitlement by Bidder	9
	4.6	Transfer free from Encumbrances	9
	4.7	Enforcement of Share Scheme Deed Poll	9

5.	SHARE SCHEME CONSIDERATION		9

	5.1	Entitlement to Share Scheme Consideration	9
	5.2	Provision of Share Scheme Consideration	9
	5.3	Status of New Bidder Shares	10
	5.4	Quotation and Listing of New Bidder Shares	10
	5.5	Fractional entitlements	10
	5.6	Joint holdersIn the case of Scheme Shares held in joint names:	10
	5.7	Share splitting	10
	5.8	Scheme Shareholders bound	11
	5.9	Election by Scheme Shareholders	11
	5.10	Provision of Share Scheme Consideration to Ineligible Shareholders, Small Shareholders and Electing Shareholders	11
	5.11	Orders of a Regulatory Authority	13
	5.12	Securities Act Exemption	13

6.	SCHEME SHAREHOLDERS		14

	6.1	Appointment of EUR as attorney and agent	14
	6.2	Appointment of Bidder as attorney in respect of Scheme Shares	14
	6.3	Scheme Shareholder’s consent	14
	6.4	Agreements and warranties by Scheme Shareholders	14

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7.	DEALINGS IN EUR SHARES		15

	7.1	Determination of Scheme Shareholders	15
	7.2	Maintenance of EUR Share Register	15
	7.3	Information to be made available to Bidder	15
	7.4	Instructions and elections	16

8.	QUOTATION OF EUR SHARES		16

	8.1	Suspension of trading	16
	8.2	Termination of quotation	16

9.	NOTICES		16

	9.1	General	16
	9.2	Communications by post	16
	9.3	After hours communications	16
	9.4	Omission to give notice	16

10.	GENERAL		17

	10.1	No liability when acting in good faith	17
	10.2	EUR and Scheme Shareholders bound	17
	10.3	Further assurances	17
	10.4	Alterations and conditions	17
	10.5	GST	17
	10.6	Costs	17
	10.7	Governing law and jurisdiction	17

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THIS SHARE SCHEME is made on                    2026.

BETWEEN

EUR	Name	European Lithium Limited
	ACN	141 450 624
	Address	32 Harrogate Street, West Leederville WA 6007

Scheme Shareholders	Each holder of EUR Shares (other than Excluded Shareholders) recorded in the EUR Share Register as at the Record Date.

RECITALS

A.	EUR and Bidder have entered into the Scheme Implementation Deed, pursuant to which, amongst other things, EUR has agreed to propose the Share Scheme to Scheme Shareholders, and each of EUR and Bidder have agreed to take certain steps to implement the Share Scheme.

B.	If this Share Scheme becomes Effective, then:

(i)	all the Scheme Shares will be transferred to Bidder and the Share Scheme Consideration will be provided to the Scheme Shareholders in accordance with the terms of the Share Scheme; and

(ii)	EUR will enter the name and address of Bidder in the EUR Share Register as the holder of the Scheme Shares.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Share Scheme:

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691).

ASX Listing Rules means the official listing rules of ASX.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532).

ASX Settlement Operating Rules means the settlement rules of the settlement facility operated by ASX Settlement.

Bidder means Critical Metals Corp., a NASDAQ listed company with code ‘CRML’ and with its office at 712 Fifth Ave, 11th floor, New York, NY 10019.

Bidder Group means Bidder and each of its subsidiaries and a reference to a ‘Bidder Group Member’ or a ‘member of Bidder Group’ is to Bidder or any of its subsidiaries.

Bidder Share means a fully paid ordinary share of Bidder.

Bidder Shareholder means each person who is a register holder of a Bidder Share.

Bidder Share Register means the register of Bidder Shareholders maintained by or on behalf of Bidder.

Business Day means a business day as defined in the ASX Listing Rules and, to the extent any action must be taken in relation to Nasdaq or Bidder, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in New York.

Ceiling Price means US$16.00.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement.

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Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of Western Australia or such other Court of competent jurisdiction under the Corporations Act agreed in writing between Bidder and EUR.

Effective means, when used in relation to the Share Scheme, the coming into effect under section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme.

Effective Date means the date on which the Share Scheme becomes Effective.

Electing Shareholder means a Scheme Shareholder (other than an Ineligible Shareholder or a Small Shareholder) who holds equal to or less than 50,000 EUR Shares at the Record Date, and who has validly lodged an Opt-In Notice with EUR on or before the Opt-In Election Time.

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, or title retention or flawed deposit arrangement and any “security interest” as defined in sections 12(1) or 12(2) of the Personal Property Securities Act 2009 (Cth) or any agreement to create any of them or allow them to exist.

End Date means the later of:

(a)	31 December 2026; and

(b)	such other date and time agreed in writing between EUR and Bidder.

EUR means European Lithium Limited (ACN 141 450 624).

EUR Registry means Computershare Investor Services Pty Limited (ACN 078 279 277).

EUR Share means a fully paid ordinary share in the capital of EUR.

EUR Share Register means the register of members of EUR maintained in accordance with the Corporations Act.

EUR Shareholder means a holder of an EUR Share.

Excluded Shareholder means any EUR Shareholder who is a member of Bidder Group or any EUR Shareholder who holds any EUR Shares on behalf of or for the benefit of, any member of Bidder Group.

Exchange Rate means the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4.00pm (Sydney time) reference rate on the second NASDAQ Trading Day before the Record Date.

First Court Date means the first day of the hearing by the Court for an order under section 411(1) of the Corporations Act convening the Share Scheme Meeting is heard.

Floor Price means US$8.00.

Government Agency means any foreign or Australian government or governmental semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian) and for the avoidance of doubt includes ASX, ASIC, the United States Securities and Exchange Commission (SEC), NASDAQ and the Takeovers Panel.

GST has the meaning given to that term in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Implementation Date means the seventh Business Day following the Record Date.

Ineligible Shareholder means a Scheme Shareholder whose address as shown in EUR Share Register is located outside Australia and its external territories or New Zealand unless Bidder is satisfied that it is permitted to allot and issue New Bidder Shares to that Scheme Shareholder pursuant to the Share Scheme by the laws of that place, without having to comply with any governmental approval or other consent or registration, filing or other formality which Bidder regards as unduly onerous.

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Maximum Share Scheme Transaction Ratio means 0.045 New Bidder Shares for every 1 EUR Share held.

Minimum Share Scheme Transaction Ratio means 0.025 New Bidder Shares for every 1 EUR Share held.

Nasdaq means the NASDAQ Stock Market LLC.

NASDAQ Trading Day means a day on which NASDAQ is open for trading.

New Bidder Share means a Bidder Share to be issued to Scheme Shareholders under this Share Scheme.

Opt-In Election Time means 5.00pm on the Business Day that is 2 Business Days before the Record Date, or such other time and date as Bidder and EUR may agree in writing.

Opt-In Notice means a notice in the form set out in or attached to the Scheme Booklet by which a Scheme Shareholder elects to have the New Bidder Shares to which it would otherwise be entitled as Share Scheme Consideration dealt with in accordance with clause 5.10 of this Share Scheme.

Record Date means 5:00pm on the second Business Day after the Effective Date or such other date as EUR and Bidder agree in writing.

Registered Address means the address of the Scheme Shareholder shown in the EUR Share Register.

Requisite Majorities has the meaning given in the Scheme Implementation Deed.

Sale Agent means a person appointed by Bidder, in consultation with EUR, to sell the Sale Shares pursuant to clause .

Sale Shares means the New Bidder Shares to which Ineligible Shareholders and Small Shareholders would have been entitled under the Share Scheme but for the operation of clause 4.7 of the Scheme Implementation Deed.

Scheme Implementation Deed means the scheme implementation deed between EUR and Bidder dated 18 May 2026 as amended and restated on 3 July 2026 and [ ] August 2026.

Scheme Share means an EUR Share held by a Scheme Shareholder.

Scheme Shareholder means a holder of EUR Shares (other than an Excluded Shareholder) recorded in the EUR Share Register as at the Record Date.

Scheme VWAP means the average of the daily volume weighted average price of Bidder Shares traded on NASDAQ during the Scheme VWAP Period, as shown on Bloomberg (or, if Bloomberg is unavailable, as calculated by reference to such other source as the parties agree in writing).

Scheme VWAP Period means the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date of the Share Scheme Meeting, except that if the Share Scheme Meeting is adjourned, postponed or otherwise delayed, means the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date on which the Share Scheme Meeting was originally convened.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme is heard.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

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Share Sale Proceeds means the gross proceeds of sale of the Sale Shares under clause 5.10, less any applicable taxes and charges incurred by Bidder or the Sale Agent in connection with the sale of the Sale Shares under clause 5.10, any conversion from USD to AUD, any conversion from USD to AUD, and the reasonable costs of distribution of the applicable payment to the Small Shareholders, Ineligible Shareholders and Electing Shareholders.

Share Scheme means this members’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Shareholders under which Scheme Shareholders will receive the Share Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Share Scheme Consideration means the consideration to be provided to Scheme Shareholders under the terms of the Share Scheme, for the transfer of their Scheme Shares, comprising New Bidder Shares calculated in accordance with the Share Scheme Transaction Ratio.

Share Scheme Deed Poll means the deed poll executed by Bidder in favour of Scheme Shareholders, under which Bidder covenants in favour of each Scheme Shareholder to perform its obligations under the Share Scheme.

Share Scheme Meeting means the meeting of EUR Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

Share Scheme Order means the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in respect of the Share Scheme.

Share Scheme Transaction Ratio means the number of New Bidder Shares for every 1 EUR Share held, determined as follows:

(a)	if the Scheme VWAP is equal to or less than the Floor Price, the Maximum Share Scheme Transaction Ratio;

(b)	if the Scheme VWAP is greater than the Floor Price and less than the Ceiling Price, the number of New Bidder Shares calculated in accordance with the following formula:

Where:

D means the Minimum Share Scheme Transaction Ratio;

E means the Ceiling Price; and

F means the Scheme VWAP.

(c)	if the Scheme VWAP is equal to or greater than the Ceiling Price, the Minimum Share Scheme Transaction Ratio.

Share Scheme Transfer means for each Scheme Shareholder, a proper instrument of transfer of the Scheme Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Shares.

Small Shareholder means a Scheme Shareholder (other than an Ineligible Shareholder) who, based on their holding of EUR Shares, is entitled to receive less than 35 New Bidder Shares as Scheme Consideration as at 5.00pm on the Record Date.

Takeovers Panel means the Australian Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

1.2	Interpretation

In this Share Scheme:

(a)	headings are for convenience only and do not affect its interpretation;

(b)	no provision of this Share Scheme will be construed adversely to a party because that party was responsible for the preparation of this Share Scheme or that provision;

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(c)	specifying anything after the words “include” or “for example” or similar expressions does not limit what else is included;

and, unless the context otherwise requires:

(d)	the expression person includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e)	a reference to any party includes that party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(f)	a reference to a body, other than a party to this Share Scheme whether statutory or not:

(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or substantially succeed its powers or functions;

(g)	a reference to any document (including this Share Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h)	modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(i)	words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender;

(j)	references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this Share Scheme and a reference to this Share Scheme includes any schedule, exhibit or annexure to this Share Scheme;

(k)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(l)	a reference to time is to Western Standard Time as observed in Perth, Western Australia;

(m)	if a period of time is specified and dates from a given day or the day of an event, it is to be calculated exclusive of that day;

(n)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o)	if an act prescribed under this Share Scheme to be done by a Party on or by a given day is done after 5:00pm on that day, it is taken to be done on the next day;

(p)	where an action is required to be undertaken on a day that is not a Business Day it shall be undertaken on the next Business Day;

(q)	a reference to a payment is to a payment by bank cheque or such other form of cleared funds the recipient otherwise allows in the relevant lawful currency specified;

(r)	a reference to $ or AUD is to the lawful currency of the Commonwealth of Australia;

(s)	a reference to US$ or USD is to United States dollars; and

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(t)	a reference to a Party using or an obligation on a Party to use reasonable endeavours or its best endeavours does not oblige that Party to:

(i)	pay money:

(A)	in the form of an inducement or consideration to a third Party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(B)	in circumstances that are commercially onerous or unreasonable in the context of this Share Scheme;

(ii)	provide other valuable consideration to or for the benefit of any person; or

(iii)	agree to commercially onerous or unreasonable conditions.

1.3	Parties

(a)	If a party consists of more than one person, this Share Scheme binds each of them separately and any two or more of them jointly.

(b)	An agreement, covenant, obligation, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them separately.

(c)	An agreement, covenant, obligation, representation or warranty on the part of two or more persons binds them jointly and each of them separately.

2.	PRELIMINARY

2.1	Preliminary matters

(a)	EUR is a public company limited by shares, registered in Western Australia, Australia and has been admitted to the official list of the ASX. The EUR Shares are quoted for trading on the ASX.

(b)	Bidder is a company incorporated in the British Virgin Islands. The Bidder Shares are officially listed on the NASDAQ.

2.2	Scheme Implementation Deed

Bidder and EUR have agreed, by executing the Scheme Implementation Deed, to implement the terms of the Share Scheme and to perform their respective obligations under the Share Scheme.

2.3	Share Scheme Deed Poll

Bidder has executed the Share Scheme Deed Poll in favour of Scheme Shareholders pursuant to which Bidder has covenanted to perform its obligations under the Share Scheme, including providing to each Scheme Shareholder the Share Scheme Consideration to which the Scheme Shareholder is entitled under the Share Scheme.

2.4	Effect of the Share Scheme

If the Share Scheme becomes Effective:

(a)	Bidder will provide each Scheme Shareholder the Share Scheme Consideration in accordance with the terms of the Share Scheme;

(b)	subject to Bidder’s compliance with its obligations in clause , all of the Scheme Shares will be transferred to Bidder in accordance with clause ; and

(c)	EUR will enter the name and address of Bidder in the EUR Share Register as the holder of the Scheme Shares transferred to Bidder in accordance with the terms of the Share Scheme with the result that EUR will be a wholly owned subsidiary of Bidder.

2.5	Nominee

(a)	Bidder may nominate any wholly-owned subsidiary of Bidder (Bidder Nominee) to acquire the Scheme Shares under the Share Scheme by providing a written notice which sets out the details of Bidder Nominee to EUR on or before the date that is 10 Business Days before the First Court Date.

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(b)	If Bidder nominates the Bidder Nominee to acquire the Scheme Shares under the Share Scheme, then:

(i)	references in this Share Scheme to Bidder acquiring the Scheme Shares under the Share Scheme are to be read as references to Bidder Nominee doing so;

(ii)	other references in this Share Scheme to Bidder are to be read as references to Bidder or the Bidder Nominee, other than to the extent those provisions relate to the New Bidder Shares which will always be New Bidder Shares;

(iii)	the parties must procure that the Scheme Shares transferred under the Share Scheme are transferred to Bidder Nominee, rather than Bidder;

(iv)	Bidder must procure that Bidder Nominee complies with the relevant obligations of Bidder under this Share Scheme; and

(v)	any such nomination will not relieve Bidder of its obligations under this Share Scheme, including the obligation to provide, or cause to be provided, the Share Scheme Consideration in accordance with the terms of the Share Scheme, provided that Bidder will not be in breach of this Share Scheme for failing to perform an obligation of Bidder if that obligation is fully discharged by Bidder Nominee.

3.	CONDITIONS

3.1	Conditions of the Share Scheme

The Share Scheme is conditional and will not come into effect unless and until each of the following conditions is satisfied:

(a)	all of the conditions precedent in clause 3.1 of the Scheme Implementation Deed (other than the condition precedent set out in clause 3.1(j) and 3.1(k) of the Scheme Implementation Deed) having been satisfied or waived in accordance with the terms of the Scheme Implementation Deed as at 8:00am on the Second Court Date;

(b)	neither the Scheme Implementation Deed nor the Share Scheme Deed Poll having been terminated in accordance with their terms;

(c)	the Share Scheme having been approved at the Share Scheme Meeting, with or without modification, by the Requisite Majorities of EUR Shareholders in accordance with section 411(4)(a) of the Corporations Act or, if the Share Scheme is not agreed to by the Requisite Majorities of EUR Shareholders, the Court orders otherwise in accordance with section 411(4)(a) of the Corporations Act;

(d)	the Court having approved the Share Scheme pursuant to section 411(4)(b) of the Corporations Act, without modification or with modifications which are acceptable to both EUR and Bidder or required by the Court under section 411(6) of the Corporations Act; and

(e)	the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to the Share Scheme.

3.2	Effect of conditions

The fulfilment of the conditions in clause  is a condition precedent to the operation of the provisions of clauses , , , and of this Share Scheme.

3.3	Certificate

EUR must provide to the Court on the Second Court Date a certificate which is signed by at least one director of EUR (or such other evidence as the Court may request) confirming whether or not the conditions precedent to the Share Scheme (other than the conditions precedent in clauses 3.1(b) and 3.1(k) have been satisfied or waived, subject to the terms of the Scheme Implementation Deed as at 8:00am on the Second Court Date.

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3.4	Conclusive evidence

The giving of a certificate by EUR in accordance with clause  will, in the absence of manifest error, be conclusive evidence of the matters referred to in the certificate.

3.5	Termination of Scheme Implementation Deed or Share Scheme Deed Poll

Without limiting any rights under the Scheme Implementation Deed, if the Scheme Implementation Deed or Share Scheme Deed Poll is terminated in accordance with its respective terms before 8:00am on the Second Court Date, EUR and Bidder are each released from:

(a)	any further obligation to take steps to implement the Share Scheme; and

(b)	any liability with respect to the Share Scheme,

provided that EUR and Bidder retain the rights they have against each other in respect of any prior breach of the Scheme Implementation Deed.

3.6	Effective Date

The Share Scheme will take effect on the Effective Date.

3.7	End Date

The Share Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

4.	SHARE SCHEME

4.1	Lodgement of Court order

Following the approval of the Share Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, EUR will, as soon as possible after the Share Scheme Order is made, and in any event by 5:00 pm on the first Business Day after the date which the Share Scheme Order is made or such later date as EUR and Bidder may agree in writing, lodge with ASIC an office copy of the Share Scheme Order in accordance with section 411(10) of the Corporations Act.

4.2	Transfer of Scheme Shares

On the Implementation Date, in consideration of and subject to the provision by Bidder of the Share Scheme Consideration, all of the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, will be transferred to Bidder without the need for any further acts by any Scheme Shareholder (other than acts performed by EUR as attorney and agent for Scheme Shareholders under clause ) by:

(a)	EUR duly completing, executing and delivering to Bidder a Share Scheme Transfer for all of the Scheme Shares, executed by EUR as attorney for Scheme Shareholders; and

(b)	Bidder duly executing and delivering the Share Scheme Transfer back to EUR for registration.

4.3	Transfer documentation

As soon as practicable after receipt by EUR of the Share Scheme Transfer duly executed by Bidder as transferee pursuant to clause , but in any event on the Implementation Date, EUR must register Bidder in the EUR Share Register as the holder of all of the Scheme Shares.

4.4	Provision of Share Scheme Consideration

In consideration for the transfer of each Scheme Share to Bidder, Bidder must, on the Implementation Date, issue to each Scheme Shareholder the number of New Bidder Shares due to that Scheme Shareholder as Share Scheme Consideration in accordance with, and subject to, the terms of this Share Scheme and the Share Scheme Deed Poll.

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4.5	Beneficial entitlement by Bidder

From the time of the provision of the Share Scheme Consideration to Scheme Shareholders in accordance with clause , Bidder will be beneficially entitled to the Scheme Shares (together with all rights and entitlements attached to the Scheme Shares) to be transferred to it under the Share Scheme pending the registration of Bidder in the EUR Share Register as the holder of the Scheme Shares.

4.6	Transfer free from Encumbrances

To the extent permitted by law, all Scheme Shares (including any rights and entitlements attaching to those shares) which are transferred to Bidder under this Share Scheme will, at the date of the transfer of them to Bidder, vest in Bidder free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in this Share Scheme.

4.7	Enforcement of Share Scheme Deed Poll

EUR undertakes in favour of each Scheme Shareholder to enforce the Share Scheme Deed Poll against Bidder on behalf of and as agent for the Scheme Shareholders.

5.	SHARE SCHEME CONSIDERATION

5.1	Entitlement to Share Scheme Consideration

(a)	On the Implementation Date, in consideration of the transfer to Bidder of the Scheme Shares, each Scheme Shareholder will be entitled to receive the Share Scheme Consideration in respect of each of their Scheme Shares in accordance with, and subject to the terms of this Share Scheme and the Share Scheme Deed Poll by issuing or procuring to the issue of the New Bidder Shares as the Share Scheme Consideration (based on the Share Scheme Transaction Ratio).

(b)	Bidder intends to rely upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act with respect to the issuance of the New Bidder Shares under this Share Scheme, based on the Court’s approval of this Share Scheme. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act, the Court will be advised prior to the First Court Date of the intention of Bidder to rely on the exemption from registration requirements provided by Section 3(a)(10) of the Securities Act with respect to the issuance of the New Bidder Shares to Scheme Shareholders pursuant to this Share Scheme, based on the Court’s approval of this Share Scheme, and that the Court’s approval of this Share Scheme is to be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of this Share Scheme to all persons who are entitled to receive Share Scheme Consideration pursuant to this Share Scheme.

5.2	Provision of Share Scheme Consideration

Bidder will issue to each Scheme Shareholder (other than Ineligible Shareholders, Small Shareholders and Electing Shareholders) the number of New Bidder Shares due to that Scheme Shareholder as consideration under the Share Scheme:

(a)	before 9.00am (or such later time as Bidder and EUR may agree in writing) on the Implementation Date, by issuing each Scheme Shareholder (other than Ineligible Shareholders) the relevant number of New Bidder Shares for each Scheme Share registered in the Scheme Shareholder’s name, which obligation will be satisfied by causing the name and Registered Address (at the Record Date) of that Scheme Shareholder to be entered into the Bidder Share Register as the holder of New Bidder Shares issued to that Scheme Shareholder; and

(b)	as soon as reasonably practicable and in any event within three (3) Business Days after the Implementation Date, by procuring the dispatch to that Scheme Shareholder, to their Registered Address (as at the Record Date), a holding statement or confirmation advice in the name of that Scheme Shareholder relating to the number of New Bidder Shares issued to that Scheme Shareholder; provided that if the Scheme Shareholder or EUR has provided an email address for electronic delivery of the holding statement to the Scheme Shareholder to Bidder, Bidder must procure that the holding statement or confirmation advice is emailed to the Scheme Shareholder’s email address within two (2) Business Days after the Implementation Date, in addition to despatch of the mailed holding statement.

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5.3	Status of New Bidder Shares

The New Bidder Shares to be issued in accordance with this Share Scheme will:

(a)	be validly issued;

(b)	be fully paid and duly and validly issued in accordance with all applicable laws;

(c)	be free from any Encumbrance; and

(d)	rank equally in all respects with all other Bidder Shares then on issue at the Effective Date.

5.4	Quotation and Listing of New Bidder Shares

Bidder will use best endeavours to procure that the New Bidder Shares (other than those that constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act) comprising the Scheme Consideration are quoted and listed for trading on NASDAQ from the first Business Day after the Implementation Date (or such later date as NASDAQ may require).

5.5	Fractional entitlements

If the number of Scheme Shares held by a Scheme Participant at the Record Date is such that the aggregate entitlement of the Scheme Shareholder to Scheme Consideration comprising Bidder Shares includes a fractional entitlement to a Bidder Share, then the entitlement will be rounded as follows:

(a)	if the fractional entitlement is less than 0.500, it will be rounded down to the nearest whole number of Bidder Shares; and

(b)	if the fractional entitlement is 0.500 or more, it will be rounded up to the nearest whole number of Bidder Shares.

5.6	Joint holders

In the case of Scheme Shares held in joint names:

(a)	any uncertificated holding statements for Bidder Shares to be issued to Scheme Shareholders will be issued in the names of the joint holders and will be forwarded to the holder whose name appears first in the EUR Share Register on the Record Date; and

(b)	any cheque required to be sent under this Share Scheme must be payable to the joint holders and be forwarded to the Registered Address of the holder whose name appears first in the EUR Share Register as at the Record Date or to the joint holders.

5.7	Share splitting

If Bidder is of the opinion (acting reasonably) that two or more Scheme Shareholders (each of whom holds a number of Scheme Shares that results in rounding in accordance with the application of the Share Scheme Transaction Ratio) have, before the Record Date, been party to share splitting or division in an attempt to obtain unfair advantage by reference to such rounding, Bidder may give notice to those Scheme Shareholders:

(a)	setting out their names and registered addresses as shown in the EUR Share Register;

(b)	stating that opinion; and

(c)	attributing the Scheme Shares held by all of them to one of them as specifically identified in the notice,

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and, after such notice has been given, the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares will, for the purposes of the Scheme and Share Scheme Deed Poll, be taken to hold all of those Scheme Shares and each of the other Scheme Shareholders whose names and registered addresses are set out in the notice will, for the purposes of the Scheme and Share Scheme Deed Poll, be taken to hold no Scheme Shares. Bidder, in complying with the other provisions of the Scheme and Share Scheme Deed Poll relating to it in respect of the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of the Share Scheme and Share Scheme Deed Poll.

5.8	Scheme Shareholders bound

Each Scheme Shareholder who is to receive New Bidder Shares under this Share Scheme agrees to:

(a)	become a Bidder Shareholder of Bidder and to accept the Bidder Shares issued to them under this Share Scheme subject to, and to be bound by, Bidder’s constitution or memorandum and articles of association (as applicable), and other constituent documents to the extent applicable to holders of Bidder Shares; and

(b)	have their name and Registered Address entered into the Bidder Share Register.

5.9	Election by Scheme Shareholders

(a)	EUR must provide each Scheme Shareholder with, or procure the provision to each Scheme Shareholder of, an Opt-In Notice in accordance with the terms of the Scheme Implementation Deed.

(b)	If a Scheme Shareholder has provided EUR with a duly completed Opt-In Notice before the Opt-In Election Time, Bidder must procure that the New Bidder Shares that the relevant Electing Shareholder would otherwise be entitled to receive as Scheme Consideration are dealt with in accordance with clause 5.10 of this Share Scheme.

5.10	Provision of Share Scheme Consideration to Ineligible Shareholders, Small Shareholders and Electing Shareholders

(a)	Bidder has no obligation under the Share Scheme to issue, and will not issue, any Bidder Shares to any Ineligible Shareholder, Small Shareholder or Electing Shareholder. Instead, Bidder must use its reasonable endeavor to:

(i)	on the Implementation Date, issue to the Sale Agent the Sale Shares to which any Ineligible Shareholder, Small Shareholder or Electing Shareholder would otherwise have been entitled;

(ii)	procure that as soon as reasonably practicable after the Implementation Date and in any event within 25 Business Days the Sale Agent, acting on behalf of the Bidder and for the benefits of and at the cost of the Ineligible Shareholders, Small Shareholders and Electing Shareholders, sells the Sale Shares issued to it in such manner, at such price and on such other terms as the Sale Agent determines in good faith;

(iii)	procure that the Sale Agent, as soon as reasonably practicable after settlement of the sale of the Sale Shares and in any event within 10 Business Days remits the Share Sale Proceeds to Bidder; and

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(iv)	promptly after all of the Share Sale Proceeds have been remitted to Bidder by the Sale Agent in accordance with clause (following the last sale of such New Bidder Shares) and in any event within 10 Business Days, pay or procure to be paid each Ineligible Shareholder, Small Shareholder or Electing Shareholder an amount in AUD equal to the proportion of the Share Sale Proceeds received by Bidder pursuant to clause to which that Ineligible Shareholder, Small Shareholder or Electing Shareholder is entitled to receive in full satisfaction of their entitlement to receive Share Scheme Consideration, in accordance with the following formula and rounded down to the nearest cent:

Where:

A is the amount in AUD to be paid to the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable);

B is the number of New Bidder Shares attributable to, and that would otherwise have been issued to, that Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) if such EUR Shareholder had not been an Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) and which are instead issued to the Sale Agent;

C is the total number of New Bidder Shares attributable to, and which would otherwise have been issued to, all Ineligible Shareholder, Small Shareholder and Electing Shareholder collectively and which are instead issued to the Sale Agent; and

D is the Share Sale Proceeds.

(b)	Bidder must make, or procure the making of, payments to Ineligible Shareholders, Small Shareholders and Electing Shareholders under clause by either:

(i)	paying, or procuring the payment of, the relevant amount in AUD by electronic means to a bank account nominated by the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) (Bank Account) by an appropriate authority form from that Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) to the Bidder; or

(ii)	if a Bank Account has not been nominated by the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) in accordance with clause :

(A)	if an Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) has, before the Record Date, made a valid election in accordance with the requirements of the Registry to receive dividend payments from EUR by electronic funds transfer to a Bank Account nominated by the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable), paying, or procuring payment of, the relevant amount in AUD by electronic means to such Bank Account in accordance with that election; or

(B)	otherwise dispatching, or procuring the dispatch of, a cheque for the relevant amount in AUD to the Ineligible Shareholder, Small Shareholder or Electing Shareholder by prepaid post to their Registered Address, such cheque being drawn in the name of the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) (or in the case of joint holders, in accordance with the procedures set out in clause ).

(c)	Bidder must appoint the Sale Agent on terms reasonably acceptable to EUR at least 5 Business Days prior to the Share Scheme Meeting.

(d)	None of EUR, Bidder or the Sale Agent give any assurance as to the price that will be achieved for the sale of Bidder Shares in accordance with this clause and the sale of Bidder Shares will be at the risk of the Ineligible Shareholder, Small Shareholder or Electing Shareholder. The Sale Proceeds received by the Ineligible Shareholders, Small Shareholders and the Electing Shareholders will depend on the price at which each relevant Bidder Shares can be sold by the Sale Agent at the relevant time and the amount of any applicable fees, foreign exchange, brokerage, stamp duty and other selling costs, taxes and charges incurred by the Sale Agent in connection with the sales under the Sale Facility. Accordingly, the cash amount received by the Ineligible Shareholders, Small Shareholders or Electing Shareholders may be different than the value of the Share Scheme Consideration they would have received if they were not an Ineligible Shareholders, Small Shareholders or Electing Shareholders.

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(e)	Each Ineligible Shareholder, Small Shareholder and Electing Shareholder appoints EUR as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Shareholders, Small Shareholders or Electing Shareholders.

(f)	Interest will not be paid on the Sale Proceeds. The payment of the Sale Proceeds will be in full satisfaction of the rights of Ineligible Shareholders, Small Shareholders and Electing Shareholders under the Share Scheme.

5.11	Orders of a Regulatory Authority

If written notice is given to EUR (or the EUR Registry) of any order or direction made by a court of competent jurisdiction that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable to that Scheme Shareholder as Share Scheme Consideration in accordance with this clause , then EUR must procure that the provision of that consideration is made in accordance with that order or direction; or

(b)	prevents payment of Share Scheme Consideration to any Scheme Shareholder in accordance with this clause or the payment or issuance of such consideration is otherwise prohibited by applicable law, EUR or Bidder shall be entitled (as applicable):

(i)	where the relevant Scheme Shareholder is an Ineligible Shareholder, to retain an amount, in United States currency, equal to the relevant Scheme Shareholder’s portion of any Share Sale Proceeds; and/or

(ii)	not to issue, or to issue to a trustee or nominee, the Share Scheme Consideration to which the Scheme Shareholder would otherwise be entitled to until such time as provision of the Share Scheme Consideration is permitted by that (or another) order or direction or otherwise by applicable law. To the extent that amounts or New Bidder Shares are so retained or withheld in accordance with this clause, such retained or withheld amounts or New Bidder Shares will be treated for all purposes under this Share Scheme as having been paid or issued to the person in respect of which such retention and withholding was made, provided that such retained or withheld amounts or New Bidder Shares are actually remitted as required by this clause.

5.12	Securities Act Exemption

Bidder and EUR agree that this Share Scheme will be carried out with the intention, and Bidder and EUR will use their commercially reasonable efforts to ensure, that the New Bidder Shares to be issued on completion of this Share Scheme will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act, Bidder and EUR agree that this Share Scheme will be subject to the Court’s approval at a hearing at which all Scheme Shareholders will be entitled to appear and at which the Court will be advised of Bidder’s intention to rely on Section 3(a)(10) of the Securities Act.

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6.	SCHEME SHAREHOLDERS

6.1	Appointment of EUR as attorney and agent

Each Scheme Shareholder will be deemed (without the need for any further act) to have irrevocably authorised and appointed EUR (and each of its directors and officers, jointly and severally) as agent and attorney to do all things and execute all deeds, instruments, transfers and other documents on the part of each Scheme Shareholder that may be necessary to implement and give full effect to this Share Scheme and the transactions contemplated by it, including (without limitation):

(a)	executing any document or doing any other act necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including executing a proper instrument of transfer (including for the purposes of section 1071B of the Corporations Act) of their Scheme Shares in favour of Bidder, which may be a master transfer of some or all Scheme Shares;

(b)	where Scheme Shares are held in a CHESS holding, causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Operating Rules to transfer the Scheme Shares held by the Scheme Shareholder from the CHESS sub-register to the issuer sponsored sub-register operated by EUR and subsequently completing a proper instrument of transfer under clause above; and

(c)	enforcing the Share Scheme Deed Poll against Bidder.

6.2	Appointment of Bidder as attorney in respect of Scheme Shares

Upon the Share Scheme Consideration being issued by Bidder, and until Bidder is registered as the holder of all Scheme Shares in the EUR Share Register, each Scheme Shareholder:

(a)	is deemed to have appointed Bidder as attorney and agent (and directed Bidder in such capacity) to appoint any director, officer, secretary or agent nominated by Bidder as its sole proxy and, where applicable, corporate representative, to attend shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders’ resolution, and no Scheme Shareholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause ); and

(b)	must take all other actions in the capacity of a registered holder of Scheme Shares as Bidder reasonably directs.

6.3	Scheme Shareholder’s consent

Each Scheme Shareholder:

(a)	consents to EUR doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Share Scheme and EUR, as agent of each Scheme Shareholder, may sub-delegate its functions under this clause to any of its directors and officers, severally; and

(b)	agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares to Bidder, in accordance with the Share Scheme.

6.4	Agreements and warranties by Scheme Shareholders

(a)	Each Scheme Shareholder acknowledges and agrees that this Share Scheme binds EUR and all Scheme Shareholders (including those who do not attend the Share Scheme Meeting and those who do not vote, or vote against this Share Scheme, at the Share Scheme Meeting).

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(b)	Each Scheme Shareholder is deemed to have warranted to EUR, in its own right and for the benefit of Bidder, that:

(i)	all of their Scheme Shares (including any rights and entitlements attaching to those shares as at the Implementation Date) which are transferred to Bidder under the Share Scheme will be transferred to Bidder fully paid and free from Encumbrances or other interests of third parties of any kind, whether legal or otherwise and from all other restrictions on transfer; and

(ii)	they have full power and capacity to sell and transfer their Scheme Shares to Bidder (including all rights and entitlements attaching to their Scheme Shares as at the Implementation Date).

(c)	EUR undertakes that it will provide the warranties in clause to Bidder as agent and attorney of each Scheme Shareholder.

7.	DEALINGS IN EUR SHARES

7.1	Determination of Scheme Shareholders

(a)	For the purpose of establishing the persons who are Scheme Shareholders, dealings in Scheme Shares will only be recognised if:

(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the EUR Share Register as the holder of the relevant EUR Shares at the Record Date; and

(ii)	in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received at or before the Record Date at the place where the EUR Share Register is kept.

(b)	EUR must register registrable transmission applications or transfers of the kind referred to in clause by the Record Date.

(c)	EUR will not accept for registration or recognise for any purpose any transmission applications or transfers in respect of EUR Shares received after the Record Date, other than a transfer to Bidder in accordance with the Share Scheme and any subsequent transfer by Bidder, or its successors in title.

(d)	If the Share Scheme becomes Effective, a holder of EUR Shares (and any person claiming through that holder) must not dispose of or purport to agree to dispose of any EUR Shares or any interest in them after the Effective Date and any such disposal will be void and of no legal effect whatsoever.

7.2	Maintenance of EUR Share Register

(a)	For the purpose of determining entitlements to the Share Scheme Consideration, EUR will, until the Share Scheme Consideration has been provided, maintain the EUR Share Register in accordance with the provisions of this clause and the EUR Share Register in this form will solely determine entitlements to the Share Scheme Consideration.

(b)	All certificates and holding statements for Scheme Shares (other than holding statements in favour of Bidder and its successors in title after the Implementation Date) will cease to have any effect from the Record Date as documents of title in respect of those Scheme Shares. Subject to provision of the Share Scheme Consideration by Bidder and registration of the transfer to Bidder of the Scheme Shares as contemplated by clauses and , after the Record Date, each entry current at that date on the EUR Share Register relating to Scheme Shares will cease to be of any effect other than as evidence of entitlement to the Share Scheme Consideration in respect of the Scheme Shares relating to that entry.

7.3	Information to be made available to Bidder

EUR will procure that, as soon as reasonably practicable after the Record Date, details of the names, Registered Addresses and holdings of Scheme Shares of every Scheme Shareholder as shown in the EUR Share Register as at the Record Date are made available to Bidder in such form as Bidder reasonably requires.

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7.4	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Shareholder to EUR that are binding or deemed binding between the Scheme Shareholder and EUR relating to EUR or EUR Shares, including instructions, notifications or elections relating to:

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	payments of dividends on EUR Shares; and

(c)	notices or other communications from EUR (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by Bidder in its sole discretion), by reason of the Share Scheme, to be made by the Scheme Shareholder to Bidder and to be a binding instruction, notification or election to, and accepted by, Bidder in respect of the New Bidder Shares issued to that Scheme Shareholder until that instruction, notification or election is revoked or amended in writing addressed to Bidder at its registry.

8.	Quotation of EUR Shares

8.1	Suspension of trading

(a)	EUR will apply to ASX to suspend trading on the ASX in EUR Shares, with effect from the close of trading on the Effective Date.

(b)	It is expected that suspension of trading in EUR Shares will occur from the commencement of the Business Day following the day on which EUR notifies ASX of this Share Scheme becoming Effective.

8.2	Termination of quotation

After the Implementation Date, EUR will apply for termination of the official quotation of EUR Shares and to have itself removed from the official list of ASX.

9.	NOTICES

9.1	General

Any notice, transfer, transmission, application, direction, demand, consent or other communication (Notice) given or made under this document must be in writing in English and signed by the sender or a person duly authorised by the sender.

9.2	Communications by post

Subject to clause , where a Notice referred to in this document is sent by post to EUR, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at EUR’s registered office or at the EUR Registry.

9.3	After hours communications

If a Notice is given:

(a)	after 5:00pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9:00am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

9.4	Omission to give notice

The accidental omission to give notice of the Share Scheme Meeting or the non-receipt of such notice by any EUR Shareholder will not invalidate the Share Scheme Meeting or the proceedings of the Share Scheme Meeting, unless the Court makes an order to the contrary.

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10.	GENERAL

10.1	No liability when acting in good faith

Without prejudice to either party’s rights under the Scheme Implementation Deed, neither Bidder nor EUR nor any director, officer, secretary or employee of any of those companies will be liable for anything done or omitted to be done in the performance of this Share Scheme or the Share Scheme Deed Poll when the relevant entity or person has acted in good faith.

10.2	EUR and Scheme Shareholders bound

The Share Scheme binds EUR and all Scheme Shareholders (including Scheme Shareholders who do not attend the Share Scheme Meeting, do not vote at that meeting or vote against the Share Scheme) and will, for all purposes, to the extent of any inconsistencies and permitted by law, have effect notwithstanding any provision in the constitution of EUR.

10.3	Further assurances

Subject to clause , EUR will execute all documents and do all acts and things (on its own behalf and on behalf of each EUR Shareholder) necessary or expedient for the implementation of, and performance of its obligations under, the Share Scheme and the Scheme Shareholders consent to EUR executing all such documents and doing all such acts or things.

10.4	Alterations and conditions

If the Court proposes to approve this Share Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, EUR may, by its counsel or solicitors, and with the consent of Bidder, consent to those alterations or conditions on behalf of all persons concerned, including, for the avoidance of doubt, all Scheme Shareholders.

10.5	GST

EUR must pay to the Scheme Shareholders an amount equal to any GST for which the Scheme Shareholders are liable on any supply by the Scheme Shareholders under or in connection with the Share Scheme, without deduction or set off of any other amount.

10.6	Costs

Any costs, and any stamp duty and any related fines, interest or penalties, which are payable on or in respect of this document or on any document referred to in this document will be paid as provided for in the Scheme Implementation Deed. For the avoidance of doubt, Scheme Shareholders do not have to pay any stamp duty, related fines, interest or penalties which are payable on or in respect of this document or any document referred to in this document.

10.7	Governing law and jurisdiction

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Western Australia.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Western Australia and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

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Annexure D – Option Scheme

EUROPEAN LITHIUM LIMITED

ACN 141 450 624

and

SCHEME OPTIONHOLDERS

SCHEME OF ARRANGEMENT – OPTION SCHEME

1.	DEFINITIONS AND INTERPRETATION		1

	1.1	Definitions	1
	1.2	Interpretation	5
	1.3	Parties	6

2.	PRELIMINARY		6

	2.1	Preliminary matters	6
	2.2	Scheme Implementation Deed	6
	2.3	Option Scheme Deed Poll	6
	2.4	Effect of the Option Scheme	7
	2.5	Nominee	7

3.	CONDITIONS		7

	3.1	Conditions of the Option Scheme	7
	3.2	Effect of conditions	8
	3.3	Certificate	8
	3.4	Conclusive evidence	8
	3.5	Termination of Scheme Implementation Deed or Option Scheme Deed Poll	8
	3.6	Effective Date	8
	3.7	End Date	8

4.	OPTION SCHEME		8

	4.1	Lodgement of Court order	8
	4.2	Exercise of Scheme Options and transfer of Resulting EUR Shares	9
	4.3	Transfer documentation	9
	4.4	Provision of Option Scheme Consideration	9
	4.5	Transfer free from Encumbrances	9
	4.6	Enforcement of Option Scheme Deed Poll	9

5.	OPTION SCHEME CONSIDERATION		10

	5.1	Entitlement to Option Scheme Consideration	10
	5.2	Provision of Option Scheme Consideration	10
	5.3	Status of Resulting EUR Shares	10
	5.4	Status of New Bidder Shares	10
	5.5	Quotation and Listing of New Bidder Shares	10
	5.6	Fractional entitlements	11
	5.7	Joint holders	11
	5.8	Scheme Optionholders bound – Resulting EUR Shares	11
	5.9	Scheme Optionholders bound – Bidder Shares	11
	5.10	Election by Scheme Optionholders	11
	5.11	Provision of Option Scheme Consideration to Ineligible Optionholders, Small Optionholders and Electing Optionholders	12
	5.12	Orders of a Regulatory Authority	13
	5.13	Securities Act Exemption	14

6.	SCHEME OPTIONHOLDERS		14

	6.1	Appointment of EUR as attorney and agent	14
	6.2	Appointment of Bidder as attorney in respect of Scheme Options	15
	6.3	Scheme Optionholder’s consent	15
	6.4	Agreements and warranties by Scheme Optionholders	15

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7.	DEALINGS IN EUR LISTED OPTIONS		16

	7.1	Exercise prior to Option Scheme Record Date	16
	7.2	Registration as holder of EUR Options	16
	7.3	Maintenance of EUR Listed Options Register	16
	7.4	Information to be made available to Bidder	16
	7.5	Instructions and elections	17

8.	QUOTATION OF EUR LISTED OPTIONS		17

	8.1	Suspension of Trading	17
	8.2	Termination of Quotation	17

9.	NOTICES		17

	9.1	General	17
	9.2	Communications by post	17
	9.3	After hours communications	17
	9.4	Omission to give notice	17

10.	GENERAL		18

	10.1	No liability when acting in good faith	18
	10.2	EUR and Scheme Optionholders bound	18
	10.3	Further assurances	18
	10.4	Alterations and conditions	18
	10.5	GST	18
	10.6	Costs	18
	10.7	Governing law and jurisdiction	18

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THIS OPTION SCHEME is made on                 2026.

BETWEEN

EUR	Name	European Lithium Limited
	ACN	141 450 624
	Address	32 Harrogate Street, West Leederville WA 6007

Scheme Optionholders	Each holder of EUR Listed Options (other than Excluded Optionholders) recorded in the EUR Listed Options Register as at the Record Date.

RECITALS

A.	EUR and Bidder have entered into the Scheme Implementation Deed, pursuant to which, amongst other things, EUR has agreed to propose the Option Scheme to Scheme Optionholders, and each of EUR and Bidder have agreed to take certain steps to give effect to the Option Scheme.

B.	If this Option Scheme becomes Effective, then:

(a)	all Scheme Options will be exercised or converted and the Resulting EUR Shares will be transferred to Bidder and the Option Scheme Consideration will be provided to the Scheme Optionholders in accordance with the terms of the Option Scheme; and

(b)	EUR will enter the name and address of Bidder in the EUR Share Register as the holder of the Resulting EUR Shares.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Option Scheme:

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691).

ASX Listing Rules means the official listing rules of the ASX.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532).

ASX Settlement Operating Rules means the settlement rules of the settlement facility operated by ASX Settlement.

Bidder means Critical Metals Corp., a NASDAQ listed company with code ‘CRML’ and with its office at 712 Fifth Ave, 11th floor, New York, NY 10019.

Bidder Group means Bidder and each of its subsidiaries and a reference to a ‘Bidder Group Member’ or a ‘member of Bidder Group’ is to Bidder or any of its subsidiaries.

Bidder Share Register means the register of Bidder Shareholders maintained by or on behalf of Bidder.

Business Day means a business day as defined in the ASX Listing Rules and, to the extent any action must be taken in relation to Nasdaq or Bidder, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in New York.

Ceiling Price means US$16.00.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement.

Corporations Act means the Corporations Act 2001 (Cth).

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Court means the Supreme Court of Western Australia or such other Court of competent jurisdiction under the Corporations Act agreed in writing between Bidder and EUR.

Effective means, when used in relation to the Option Scheme, the coming into effect under section 411(10) of the Corporations Act of the order of the Court made under section 411 (4)(b) of the Corporations Act in relation to the Option Scheme.

Effective Date means the date on which the Option Scheme becomes Effective.

Electing Optionholder means a Scheme Optionholder (other than an Ineligible Optionholder or a Small Optionholder) who holds equal to or less than 50,000 EUR Shares at the Record Date, and who has validly lodged an Opt-In Notice with EUR on or before the Opt-In Election Time.

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, or title retention or flawed deposit arrangement and any “security interest” as defined in sections 12(1) or 12(2) of the Personal Property Securities Act 2009 (Cth) or any agreement to create any of them or allow them to exist.

End Date means the later of:

(a)	31 December 2026; and

(b)	such other date and time agreed in writing between EUR and Bidder.

EUR means European Lithium Limited (ACN 141 450 624).

EUR Listed Option means a listed Option with the ASX code EUROC and which are the Scheme Options dealt with in the Option Scheme.

EUR Listed Option Register means a register of holders of EUR Listed Options maintained in accordance with the Corporations Act.

EUR Optionholder means each person who is registered as the holder of a EUR Listed Option.

EUR Registry means Computershare Investor Services Pty Limited (ACN 078 279 277).

EUR Share means a fully paid ordinary share in the capital of EUR.

Exchange Rate means the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4.00pm (Sydney time) reference rate on the second NASDAQ Trading Day before the Record Date.

Excluded Optionholder means any EUR Optionholder who is a member of Bidder Group or any EUR Optionholder who holds EUR Listed Options on behalf of or for the benefit of, any member of Bidder Group.

First Court Date means the first day of the hearing by the Court for an order under section 411(1) of the Corporations Act convening the Scheme Meetings is heard.

Floor Price means US$8.00.

Government Agency means any foreign or Australian government or governmental semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian) and for the avoidance of doubt includes ASX, ASIC, United States Securities and Exchange Commission (SEC), NASDAQ and the Takeovers Panel.

GST has the meaning given to that term in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Implementation Date means the seventh Business Day following the Record Date.

Ineligible Optionholder means a Scheme Optionholder whose address as shown in EUR Listed Option Register is located outside Australia and its external territories or New Zealand unless Bidder is satisfied that it is permitted to allot and issue New Bidder Shares to that Scheme Optionholder pursuant to the Option Scheme by the laws of that place, without having to comply with any governmental approval or other consent or registration, filing or other formality which Bidder regards as unduly onerous.

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Maximum Share Scheme Transaction Ratio means 0.045 New Bidder Shares for every 1 EUR Share held.

Minimum Share Scheme Transaction Ratio means 0.025 New Bidder Shares for every 1 EUR Share held.

Nasdaq means the NASDAQ Stock Market LLC.

NASDAQ Trading Day means a day on which NASDAQ is open for trading.

New Bidder Share means a share in the capital of Bidder to be issued to Scheme Optionholders under the Option Scheme.

Option Conversion Date means two Business Days following the Record Date or such other date as EUR and Bidder agree in writing.

Option Sale Proceeds means the gross proceeds of sale of the Sale Shares under clause 5.11, less any applicable taxes and charges incurred by Bidder or the Sale Agent in connection with the sale of the Sale Shares under clause 5.11, any conversion from USD to AUD and the reasonable costs of distribution of the applicable payment to the Small Optionholders, Ineligible Optionholders and Electing Optionholders.

Opt-In Election Time means 5.00pm on the Business Day that is 2 Business Days before the Record Date, or such other time and date as Bidder and EUR may agree in writing.

Opt-In Notice means a notice in the form set out in or attached to the Scheme Booklet by which a Scheme Optionholder elects to have the New Bidder Shares to which it would otherwise be entitled as Option Scheme Consideration dealt with in accordance with clause 5.11 of this Option Scheme.

Option Scheme means this creditors’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Optionholders, under which all of the EUR Listed Options will be exercised or converted into EUR Shares and transferred to Bidder and the Scheme Optionholders will be entitled to receive the Option Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Option Scheme Consideration means the consideration to be provided to the Scheme Optionholders for each Scheme Option held by such Scheme Optionholder under the terms of the Option Scheme, comprising, for each Scheme Option, that number of New Bidder Shares equal to:

Where:

A means the Share Scheme Transaction Ratio;

B means the exercise price per EUR Listed Option converted into USD at the Exchange Rate; and

C means the Scheme VWAP.

Option Scheme Deed Poll means the deed poll executed by Bidder in favour of Scheme Optionholders, under which Bidder covenants in favour of each Scheme Optionholder to perform its obligations under the Option Scheme.

Option Scheme Exercise Form means a form in the prescribed form to cause the exercise of an EUR Listed Option into a EUR Share, which may be a master exercise of all Scheme Options.

Option Scheme Meeting means the meeting of EUR Optionholders (other than Excluded Optionholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

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Option Scheme Order means the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in respect of the Option Scheme.

Option Scheme Transfer means for each Scheme Optionholder, a proper instrument of transfer of the Resulting EUR Shares issued on exercise or conversion of Scheme Options for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Resulting EUR Shares.

Record Date means 5:00pm on the second Business Day after the Effective Date or such other date as EUR and Bidder agree in writing.

Registered Address means the address of the Scheme Optionholder shown in the EUR Listed Option Register.

Resulting EUR Share means an EUR Share issued on exercise or conversion of Scheme Options in accordance with clause 4.2(a).

Requisite Majorities has the meaning given in the Scheme Implementation Deed.

Sale Agent means a person appointed by Bidder, in consultation with EUR, to sell the Sale Shares pursuant to clause 5.9.

Sale Shares means the New Bidder Shares to which Ineligible Optionholders and Small Optionholders would have been entitled under the Option Scheme but for the operation of clause 4.7 of the Scheme Implementation Deed.

Scheme Implementation Deed means the scheme implementation deed between EUR and Bidder dated 18 May 2026 as amended and restated on 3 July 2026 and [ ] August 2026.

Scheme Option means an EUR Option held by a Scheme Optionholder.

Scheme Optionholder means a holder of EUR Listed Options (other than an Excluded Optionholder) recorded in the EUR Listed Option Register as at the Record Date, or a person who has been issued a Resulting EUR Share.

Scheme VWAP has the meaning given in the Scheme Implementation Deed.

Scheme VWAP Period has the meaning given in the Scheme Implementation Deed.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Option Scheme is heard.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

Share Scheme Transaction Ratio means the number of New Bidder Shares for every 1 EUR Share held, determined as follows:

(a)	if the Scheme VWAP is equal to or less than the Floor Price, the Maximum Share Scheme Transaction Ratio;

(b)	if the Scheme VWAP is greater than the Floor Price and less than the Ceiling Price, the number of New Bidder Shares calculated in accordance with the following formula:

Where:

D means the Minimum Share Scheme Transaction Ratio;

E means the Ceiling Price; and

F means the Scheme VWAP.

(c)	if the Scheme VWAP is equal to or greater than the Ceiling Price, the Minimum Share Scheme Transaction Ratio.

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Small Optionholder means a Scheme Optionholder (other than an Ineligible Optionholder) who, based on their holding of EUR Listed Options, is entitled to receive less than 35 New Bidder Shares as Scheme Consideration as at 5.00pm on the Record Date.

Takeovers Panel means the Australian Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

1.2	Interpretation

In this Option Scheme:

(a)	headings are for convenience only and do not affect its interpretation;

(b)	no provision of this Option Scheme will be construed adversely to a party because that party was responsible for the preparation of this Option Scheme or that provision;

(c)	specifying anything after the words “include” or “for example” or similar expressions does not limit what else is included;

and, unless the context otherwise requires:

(d)	the expression person includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e)	a reference to any party includes that party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(f)	a reference to a body, other than a party to this Option Scheme whether statutory or not:

(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or substantially succeed its powers or functions;

(g)	a reference to any document (including this Option Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h)	a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(i)	words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender;

(j)	references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this Option Scheme and a reference to this Option Scheme includes any schedule, exhibit or annexure to this Option Scheme;

(k)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(l)	a reference to time is to Western Standard Time as observed in Perth, Western Australia;

(m)	if a period of time is specified and dates from a given day or the day of an event, it is to be calculated exclusive of that day;

(n)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

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(o)	if an act prescribed under this Option Scheme to be done by a Party on or by a given day is done after 5:00pm on that day, it is taken to be done on the next day;

(p)	where an action is required to be undertaken on a day that is not a Business Day it shall be undertaken on the next Business Day;

(q)	a reference to a payment is to a payment by bank cheque or such other form of cleared funds the recipient otherwise allows in the relevant lawful currency specified;

(r)	a reference to $ or AUD is to the lawful currency of the Commonwealth of Australia;

(s)	a reference to US$ or USD is to the United States dollars; and

(t)	a reference to a Party using or an obligation on a Party to use reasonable endeavours or its best endeavours does not oblige that Party to:

(i)	pay money:

(A)	in the form of an inducement or consideration to a third Party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(B)	in circumstances that are commercially onerous or unreasonable in the context of this Option Scheme;

(ii)	provide other valuable consideration to or for the benefit of any person; or

(iii)	agree to commercially onerous or unreasonable conditions; and

(u)	a term used but not defined in this Option Scheme has the meaning given to it in the Scheme Implementation Deed, unless the context requires otherwise.

1.3	Parties

(a)	If a party consists of more than one person, this Option Scheme binds each of them separately and any two or more of them jointly.

(b)	An agreement, covenant, obligation, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them separately.

(c)	An agreement, covenant, obligation, representation or warranty on the part of two or more persons binds them jointly and each of them separately.

2.	PRELIMINARY

2.1	Preliminary matters

(a)	EUR is a public company limited by shares, registered in Western Australia, Australia and has been admitted to the official list of the ASX. The EUR Shares are quoted for trading on the ASX.

(b)	Bidder is a company incorporated in the British Virgin Islands. The Bidder Shares are officially listed on the NASDAQ.

2.2	Scheme Implementation Deed

Bidder and EUR have agreed, by executing the Scheme Implementation Deed, to implement the terms of the Option Scheme and to perform their respective obligations under the Option Scheme.

2.3	Option Scheme Deed Poll

Bidder has executed the Option Scheme Deed Poll in favour of Scheme Optionholders pursuant to which Bidder has covenanted to perform its obligations under the Option Scheme, including providing to each Scheme Optionholder the Option Scheme Consideration to which the Scheme Optionholder is entitled under the Option Scheme.

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2.4	Effect of the Option Scheme

If the Option Scheme becomes Effective:

(a)	Bidder will provide to each Scheme Optionholder the Option Scheme Consideration in accordance with the terms of the Option Scheme;

(b)	subject to Bidder’s compliance with its obligations in clause , each Scheme Option will be exercised or converted into an EUR Share and each Resulting EUR Share will be transferred to Bidder in accordance with clause ;

(c)	EUR will remove the names of all Scheme Optionholders from the EUR Listed Option Register; and

(d)	EUR will enter the name and address of Bidder in the EUR Share Register as the holder of the Resulting EUR Shares transferred to Bidder in accordance with the terms of the Option Scheme.

2.5	Nominee

(a)	Bidder may nominate any wholly-owned subsidiary of Bidder (Bidder Nominee) to acquire the Resulting EUR Shares under the Option Scheme by providing a written notice which sets out the details of Bidder Nominee to EUR on or before the date that is 10 Business Days before the First Court Date.

(b)	If Bidder nominates the Bidder Nominee to acquire the Resulting EUR Shares under the Option Scheme, then:

(i)	references in this Option Scheme to Bidder acquiring the Resulting EUR Shares under the Option Scheme are to be read as references to Bidder Nominee doing so;

(ii)	other references in this Option Scheme to Bidder are to be read as references to Bidder or the Bidder Nominee, other than to the extent those provisions relate to the New Bidder Shares which will always be New Bidder Shares;

(iii)	the parties must procure that the Resulting EUR Shares transferred under the Option Scheme are transferred to Bidder Nominee, rather than Bidder;

(iv)	Bidder must procure that Bidder Nominee complies with the relevant obligations of Bidder under this Option Scheme; and

(v)	any such nomination will not relieve Bidder of its obligations under this Option Scheme, including the obligation to provide, or cause to be provided, the Option Scheme Consideration in accordance with the terms of the Option Scheme, provided that Bidder will not be in breach of this Option Scheme for failing to perform an obligation of Bidder if that obligation is fully discharged by Bidder Nominee.

3.	CONDITIONS

3.1	Conditions of the Option Scheme

The Option Scheme is conditional and will not come into effect unless and until each of the following conditions is satisfied:

(a)	all of the conditions precedent in clause 3.2 of the Scheme Implementation Deed (other than the conditions precedent in clause 3.2(b) and 3.2(e) of the Scheme Implementation Deed) having been satisfied or waived in accordance with the terms of the Scheme Implementation Deed as at 8:00am on the Second Court Date;

(b)	neither the Scheme Implementation Deed nor the Option Scheme Deed Poll having been terminated in accordance with their terms;

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(c)	the Option Scheme having been approved at the Option Scheme Meeting, with or without modification, by the Requisite Majorities of EUR Optionholders in accordance with section 411(4)(a) of the Corporations Act or, if the Option Scheme is not agreed to by the Requisite Majorities of EUR Optionholders, the Court orders otherwise in accordance with section 411(4)(a) of the Corporations Act;

(d)	the Court having approved the Option Scheme pursuant to section 411(4)(b) of the Corporations Act, without modification or with modifications which are acceptable to both EUR and Bidder, or required by the Court under section 411(6) of the Corporations Act; and

(e)	the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to the Option Scheme.

3.2	Effect of conditions

The fulfilment of the conditions in clause  is a condition precedent to the operation of the provisions of clauses , , , and of this Option Scheme.

3.3	Certificate

EUR must provide to the Court on the Second Court Date a certificate which is signed by at least one director of EUR (or such other evidence as the Court may request) confirming whether or not the conditions precedent to the Option Scheme (other than the conditions precedent in clause 3.2(b) and 3.2(e)) have been satisfied or waived, subject to the terms of the Scheme Implementation Deed as at 8:00am on the Second Court Date.

3.4	Conclusive evidence

The giving of a certificate by EUR in accordance with clause  will, in the absence of manifest error, be conclusive evidence of the matters referred to in the certificate.

3.5	Termination of Scheme Implementation Deed or Option Scheme Deed Poll

Without limiting any rights under the Scheme Implementation Deed, if the Scheme Implementation Deed or Option Scheme Deed Poll is terminated in accordance with its respective terms before 8:00am on the Second Court Date, EUR and Bidder are each released from:

(a)	any further obligation to take steps to implement the Option Scheme; and

(b)	any liability with respect to the Option Scheme,

provided that EUR and Bidder retain the rights they have against each other in respect of any prior breach of the Scheme Implementation Deed.

3.6	Effective Date

The Option Scheme will take effect on the Effective Date.

3.7	End Date

The Option Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

4.	OPTION SCHEME

4.1	Lodgement of Court order

Following the approval of the Option Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, EUR will, as soon as possible after the Option Scheme Order is made, and in any event by 5:00 pm on the first Business Day after the date which the Option Scheme Order is made or such later date as EUR and Bidder may agree in writing, lodge with ASIC an office copy of the Option Scheme Order in accordance with section 411(10) of the Corporations Act.

8

4.2	Exercise of Scheme Options and transfer of Resulting EUR Shares

The Option Scheme and the provision of the Option Scheme Consideration will be effected in the following sequence:

(a)	on the Option Conversion Date, each Scheme Option will be exercised or converted into an EUR Share without the need for any further acts by any Scheme Optionholder (other than acts performed by EUR as attorney and agent for Scheme Optionholders under clause ) or payment of any consideration (including, for avoidance of doubt, the payment of any exercise price) by any Scheme Optionholder by:

(i)	EUR duly completing, executing and delivering to Bidder an Option Scheme Exercise Form for all of the Scheme Options, executed by EUR as attorney for Scheme Optionholders; and

(ii)	as soon as reasonably practicable after the Option Conversion Date but before the Implementation Date, by procuring the dispatch to that Scheme Optionholder, to their Registered Address (as at the Record Date), a holding statement or confirmation advice in the name of that Scheme Optionholder relating to the number of Resulting EUR Shares issued to that Scheme Optionholder; and

(b)	on the Implementation Date, each Resulting EUR Share, together with all rights and entitlements attaching to a Resulting EUR Share as at the Implementation Date, will be transferred to Bidder without the need for any further acts by any Scheme Optionholder (other than acts performed by EUR as attorney and agent for Scheme Optionholders under clause ) or payment of any consideration by any Scheme Optionholder by:

(i)	EUR duly completing, executing and delivering to Bidder an Option Scheme Transfer for all of the Resulting EUR Shares, executed by EUR as attorney for Scheme Optionholders; and

(ii)	Bidder duly executing and delivering the Option Scheme Transfer back to EUR for registration.

4.3	Transfer documentation

(a)	As soon as practicable after exercise or conversion of the Scheme Options pursuant to clause , but in any event before the Implementation Date, EUR must register the Scheme Optionholders in the EUR Share Register as the holders of their respective number of Resulting EUR Shares.

(b)	As soon as practicable after receipt by EUR of the Option Scheme Transfer duly executed by Bidder as transferee pursuant to clause 4.2(a), but in any event on the Implementation Date, EUR must register Bidder in the EUR Share Register as the holder of all of the Resulting EUR Shares.

4.4	Provision of Option Scheme Consideration

In consideration for the transfer of each Resulting EUR Share to Bidder, Bidder must, on the Implementation Date, issue to each Scheme Optionholder the number of New Bidder Shares due to that Scheme Optionholder as Option Scheme Consideration in accordance with, and subject to, the terms of this Option Scheme and the Option Scheme Deed Poll.

4.5	Transfer free from Encumbrances

To the extent permitted by law, all Resulting EUR Shares (including any rights and entitlements attaching to those EUR Shares) which are transferred to Bidder under this Option Scheme will, at the date of the transfer of them to Bidder, vest in Bidder free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in this Option Scheme.

4.6	Enforcement of Option Scheme Deed Poll

EUR undertakes in favour of each Scheme Optionholder to enforce the Option Scheme Deed Poll against Bidder on behalf of and as agent for the Scheme Optionholders.

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5.	OPTION SCHEME CONSIDERATION

5.1	Entitlement to Option Scheme Consideration

On the Implementation Date, in consideration of the transfer to Bidder of the Resulting EUR Shares, each Scheme Optionholder will be entitled to receive the Option Scheme Consideration in respect of each of their Scheme Options in accordance with, and subject to the terms of this Option Scheme and the Option Scheme Deed Poll by issuing or procuring the issue of the New Bidder Shares as the Option Scheme Consideration.

5.2	Provision of Option Scheme Consideration

Bidder will issue to each Scheme Optionholder (other than Ineligible Optionholders, Small Optionholders and Electing Optionholders) the number of New Bidder Shares due to that Scheme Optionholder as consideration under the Option Scheme:

(a)	before 9.00am (or such later time as Bidder and EUR may agree in writing) on the Implementation Date, by issuing each Scheme Optionholder (other than Ineligible Optionholders, Small Optionholders and Electing Optionholders) that number of New Bidder Shares determined to be the relevant Scheme Optionholder’s Option Scheme Consideration, which obligation will be satisfied by causing the name and Registered Address (at the Record Date) of the Scheme Optionholder to be entered into the Bidder Share Register as the holder of the New Bidder Shares issued to that Scheme Optionholder; and

(b)	as soon as reasonably practicable and in any event within three (3) Business Days after the Implementation Date, by procuring the dispatch to that Scheme Optionholder, to their Registered Address (as at the Record Date), a holding statement or confirmation advice in the name of that Scheme Optionholder relating to the number of New Bidder Shares issued to that Scheme Optionholder as Scheme Consideration, provided that if the Scheme Optionholder or EUR has provided an email address for electronic delivery of the holding statement or confirmation advice to the Scheme Optionholder to Bidder, Bidder must procure that the holding statement or confirmation advice is emailed to the Scheme Participant’s email address, in addition to despatch of the mailed holding statement within two (2) Business Days after the Implementation Date.

5.3	Status of Resulting EUR Shares

The Resulting EUR Shares to be issued in accordance with clause  of this Option Scheme will:

(a)	be validly issued;

(b)	be fully paid and duly and validly issued in accordance with all applicable laws;

(c)	be free from any Encumbrance; and

(d)	rank equally in all respects with all other EUR Shares then on issue at the Effective Date.

5.4	Status of New Bidder Shares

The New Bidder Shares to be issued in accordance with this Option Scheme will:

(a)	be validly issued;

(b)	be fully paid and duly and validly issued in accordance with all applicable laws;

(c)	be free from any Encumbrance; and

(d)	rank equally in all respects with all other Bidder Shares then on issue at the Effective Date.

5.5	Quotation and Listing of New Bidder Shares

Bidder will use best endeavours to procure that the New Bidder Shares (other than those that constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act) comprising the Scheme Consideration are quoted and listed for trading on NASDAQ from the first Business Day after the Implementation Date (or such later date as NASDAQ may require).

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5.6	Fractional entitlements

If the number of Scheme Options held by a Scheme Participant at the Record Date is such that the aggregate entitlement of the Scheme Optionholder to Option Scheme Consideration comprising Bidder Shares includes a fractional entitlement to a Bidder Share, then the entitlement will be rounded as follows:

(a)	if the fractional entitlement is less than 0.500 of a Bidder Share, it will be rounded down to the nearest whole number of Bidder Shares; and

(b)	if the fractional entitlement is 0.500 or more of a Bidder Share, it will be rounded up to the nearest whole number of Bidder Shares.

5.7	Joint holders

In the case of Scheme Options held in joint names:

(a)	any uncertificated holding statements for Bidder Shares to be issued to Scheme Optionholders will be issued in the names of the joint holders and will be forwarded to the holder whose name appears first in the EUR Listed Option Register on the Record Date; and

(b)	any cheque required to be sent under this Option Scheme must be payable to the joint holders and be forwarded to the Registered Address of the holder whose name appears first in the EUR Listed Option Register as at the Record Date or to the joint holders.

5.8	Scheme Optionholders bound – Resulting EUR Shares

Each Scheme Optionholders who is to receive Resulting EUR Shares under clause  of this Option Scheme agrees to:

(a)	become a member of EUR and to accept the Resulting EUR Shares issued to them under this Option Scheme subject to, and to be bound by, EUR’s constitution; and

(b)	have their name and Registered Address entered into the EUR Share Register.

5.9	Scheme Optionholders bound – Bidder Shares

Each Scheme Optionholder who is to receive Bidder Shares under this Option Scheme agrees to:

(a)	become a Bidder Shareholders and to accept the New Bidder Shares issued to them under this Option Scheme subject to, and to be bound by, Bidder’s constitution or memorandum and articles of association (as applicable) and other constituent documents to the extent applicable to Bidder Shareholders; and

(b)	have their name and Registered Address entered into the Bidder Share Register.

5.10	Election by Scheme Optionholders

(a)	EUR must provide each Scheme Optionholder with, or procure the provision to each Scheme Optionholder of, an Opt-In Notice in accordance with the terms of the Scheme Implementation Deed.

(b)	If a Scheme Optionholder provides EUR with a duly completed Opt-In Notice before the Opt-In Election Time, Bidder must procure that the New Bidder Shares that the relevant Electing Optionholder would otherwise be entitled to receive as Scheme Consideration are dealt with in accordance with clause 5.11 of this Option Scheme.

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5.11	Provision of Option Scheme Consideration to Ineligible Optionholders, Small Optionholders and Electing Optionholders

(a)	Bidder has no obligation under the Option Scheme to issue, and will not issue, any New Bidder Shares to any Ineligible Optionholder, Small Optionholder or Electing Optionholder. Instead, Bidder must:

(i)	on the Implementation Date, issue to the Sale Agent the Sale Shares to which any Ineligible Optionholder, Small Optionholder or Electing Optionholder would otherwise have been entitled;

(ii)	procure that as soon as reasonably practicable after the Implementation Date and in any event with 25 Business Days the Sale Agent sells the Sale Shares issued to it in such manner, at such price and on such other terms as the Sale Agent determines in good faith;

(iii)	procure that the Sale Agent, as soon as reasonably practicable after settlement of the sale of the Sale Shares and in any event within 10 Business Days remits the Option Sale Proceeds to Bidder; and

(iv)	promptly after all of the Option Sale Proceeds have been remitted to Bidder by the Sale Agent in accordance with clause 5.10(a)(iii) (following the last sale of such New Bidder Shares) and in any event within 10 Business Days, pay or procure to be paid each Ineligible Optionholder, Small Optionholder or Electing Optionholder an amount in AUD equal to the proportion of the Option Sale Proceeds received by Bidder pursuant to clause 5.10(a)(iii) to which that Ineligible Optionholder, Small Optionholder or Electing Optionholder is entitled to receive in full satisfaction of their entitlement to receive Option Scheme Consideration, in accordance with the following formula and rounded down to the nearest cent:

Where:

A is the amount in AUD to be paid to the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable);

B is the number of New Bidder Shares attributable to, and that would otherwise have been issued to, that Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) if such EUR Optionholder had not been an Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) and which are instead issued to the Sale Agent;

C is the total number of New Bidder Shares attributable to, and which would otherwise have been issued to, all Ineligible Optionholders, Small Optionholders and Electing Optionholders collectively and which are instead issued to the Sale Agent; and

D is the Option Sale Proceeds.

(b)	Bidder must make, or procure the making of, payments to Ineligible Optionholders, Small Optionholders and Electing Optionholders under clause by either:

(i)	paying, or procuring the payment of, the relevant amount in AUD by electronic means to a bank account nominated by the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) (Bank Account) by an appropriate authority form from that Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) to Bidder; or

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(ii)	if a Bank Account has not been nominated by the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) in accordance with clause :

(A)	if an Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) has, before the Record Date, made a valid election in accordance with the requirements of the Registry to receive dividend payments from EUR by electronic funds transfer to a Bank Account nominated by the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable), paying, or procuring payment of, the relevant amount in AUD by electronic means to such Bank Account in accordance with that election; or

(B)	otherwise dispatching, or procuring the dispatch of, a cheque for the relevant amount in AUD to the Ineligible Optionholder, Small Optionholder or Electing Optionholder by prepaid post to their Registered Address, such cheque being drawn in the name of the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) (or in the case of joint holders, in accordance with the procedures set out in clause ).

(c)	Bidder must appoint the Sale Agent on terms reasonably acceptable to EUR at least 5 Business Days prior to the Option Scheme Meeting.

(d)	None of EUR, Bidder or the Sale Agent give any assurance as to the price that will be achieved for the sale of New Bidder Shares in accordance with this clause 5.11 and the sale of New Bidder Shares will be at the risk of the Ineligible Optionholder, Small Optionholder or Electing Optionholder. The Sale Proceeds received by the Ineligible Optionholders, Small Optionholders and the Electing Optionholders will depend on the price at which each relevant Bidder Shares can be sold by the Sale Agent at the relevant time and the amount of any applicable fees, foreign exchange, brokerage, stamp duty and other selling costs, taxes and charges incurred by the Sale Agent in connection with the sales under the Sale Facility. Accordingly, the cash amount received by the Ineligible Optionholders, Small Optionholders or Electing Optionholders may be different than the value of the Option Scheme Consideration they would have received if they were not an Ineligible Optionholders, Small Optionholders or Electing Optionholders.

(e)	Each Ineligible Optionholder, Small Optionholder and Electing Optionholder appoints EUR as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Optionholders, Small Optionholders or Electing Optionholders.

(f)	Interest will not be paid on the Option Sale Proceeds. The payment of the Option Sale Proceeds will be in full satisfaction of the rights of Ineligible Optionholders, Small Optionholders and Electing Optionholders under the Option Scheme.

5.12	Orders of a Regulatory Authority

If written notice is given to EUR (or the EUR Registry) of any order or direction made by a court of competent jurisdiction that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Options held by a particular Scheme Optionholder, which would otherwise be payable to that Scheme Optionholder as Option Scheme Consideration in accordance with this clause , then EUR must procure that the provision of that consideration is made in accordance with that order or direction; or

(b)	prevents payment of Option Scheme Consideration to any Scheme Optionholder in accordance with this clause or the payment or issuance of such consideration is otherwise prohibited by applicable law, EUR or Bidder shall be entitled (as applicable):

(i)	where the relevant Scheme Optionholder is an Ineligible Optionholder, to retain an amount, in Australian currency, equal to the relevant Scheme Optionholder’s portion of any Sale Proceeds; and/or

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(ii)	not to issue, or to issue to a trustee or nominee, the Option Scheme Consideration to which the Scheme Optionholder would otherwise be entitled to, until such time as provision of the Option Scheme Consideration is permitted by that (or another) order or direction or otherwise by applicable law. To the extent that amounts or New Bidder Shares are so retained or withheld in accordance with this clause, such retained or withheld amounts or New Bidder Shares will be treated for all purposes under this Option Scheme as having been paid or issued to the person in respect of which such retention and withholding was made, provided that such retained or withheld amounts or New Bidder Shares are actually remitted as required by this clause.

5.13	Securities Act Exemption

EUR and Bidder acknowledge and agree that the New Bidder Shares to be issued to Scheme Optionholders under this Option Scheme will be issued or procured in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of such exemption and to facilitate Bidder’s compliance with United States securities laws, the parties agree that the Option Scheme will be carried out on the following basis:

(a)	the Option Scheme will be subject to approval of the Court;

(b)	the Court will be advised prior to the First Court Date of the intention of the parties to rely on the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act with respect to the issuance or procurement of the New Bidder Shares to Scheme Optionholders under the Option Scheme, based on the Court’s approval of the Option Scheme, and that its approval of the Option Scheme is to be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Option Scheme to all persons who are entitled to receive Option Scheme Consideration pursuant to the Option Scheme;

(c)	EUR shall request that the orders of the Court on the First Court Date specify that each person entitled to receive Option Scheme Consideration pursuant to the Option Scheme will have the right to appear before the Court at the hearing of the Court to give approval of the Option Scheme;

(d)	EUR will file evidence with the Court and make an argument regarding the fairness of the Option Scheme, in order to satisfy the test for approval by the Court;

(e)	EUR will, following the First Court Date, ensure that each Scheme Optionholder and any other person entitled to receive Option Scheme Consideration pursuant to the Option Scheme will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval of the Option Scheme and providing them with sufficient information necessary to exercise such right; and

(f)	the Scheme Booklet will state that each Scheme Optionholder and any other person entitled to receive Option Scheme Consideration pursuant to the Option Scheme will have the right to appear before the Court so long as they enter an appearance within a reasonable time prior to the Court hearing.

6.	SCHEME OPTIONHOLDERS

6.1	Appointment of EUR as attorney and agent

Each Scheme Optionholder will be deemed (without the need for any further act) to have irrevocably authorised and appointed EUR (and each of its directors and officers, jointly and severally) as agent and attorney to do all things and execute all deeds, instruments, transfers and other documents on the part of each Scheme Optionholder that may be necessary to implement and give full effect to this Option Scheme and the transactions contemplated by it, including (without limitation):

(a)	executing any document or doing any other act necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including:

(i)	executing an option exercise form in respect of their Scheme Options, which may be a master exercise of some or all Scheme Options; and

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(ii)	executing a proper instrument of transfer (including for the purposes of section 1071B of the Corporations Act) of their Resulting EUR Shares in favour of Bidder, which may be a master transfer of some or all Resulting EUR Shares;

(b)	where Resulting EUR Shares or Scheme Options are held in a CHESS holding, causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Operating Rules to transfer the Resulting EUR Shares or Scheme Options held by the Scheme Optionholder from the CHESS sub-register to the issuer sponsored sub-register operated by EUR and subsequently completing a proper instrument of transfer under clause above; and

(c)	enforcing the Option Scheme Deed Poll against Bidder.

6.2	Appointment of Bidder as attorney in respect of Scheme Options

Upon the Option Scheme Consideration being issued by Bidder, and until all Scheme Options are exercised or converted into Resulting EUR Shares and such Resulting EUR Shares transferred to the Bidder, each Scheme Optionholder:

(a)	is deemed to have appointed Bidder as attorney and agent (and directed Bidder in such capacity) to appoint any director, officer, secretary or agent nominated by Bidder as its sole proxy and, where applicable, corporate representative, to attend shareholders’ meetings, exercise the votes attaching to the Scheme Options and Resulting EUR Shares registered in their name and sign any shareholders’ resolution, and no Scheme Optionholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 6.2(a)); and

(b)	must take all other actions in the capacity of a registered holder of Scheme Options and, upon exercise or conversion, the Resulting EUR Shares, as Bidder reasonably directs.

6.3	Scheme Optionholder’s consent

Each Scheme Optionholder:

(a)	consents to EUR doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Option Scheme and EUR, as agent of each Scheme Optionholder, may sub-delegate its functions under this clause to any of its directors and officers, severally;

(b)	agrees to the exercise of their Scheme Options in accordance with this Option Scheme; and

(c)	agrees to the transfer of their Resulting EUR Shares, together with all rights and entitlements attaching to those Resulting EUR Shares to Bidder, in accordance with this Option Scheme.

6.4	Agreements and warranties by Scheme Optionholders

(a)	Each Scheme Optionholder acknowledges and agrees that this Option Scheme binds EUR and all Scheme Optionholders (including those who do not attend the Option Scheme Meeting and those who do not vote, or vote against this Option Scheme, at the Option Scheme Meeting).

(b)	Each Scheme Optionholder is deemed to have warranted to EUR, in its own right and for the benefit of Bidder, that:

(i)	all of their Scheme Options (including any rights and entitlements attaching to those options as at the Implementation Date) will, at the date of exercise or conversion to Resulting EUR Shares, be free from Encumbrances or other interests of third parties of any kind, whether legal or otherwise and from all other restrictions on transfer; and

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(ii)	they have full power and capacity to agree to sell and transfer their Resulting EUR Shares (including all rights and entitlements attaching to their Resulting EUR Shares as at the Implementation Date).

(c)	EUR undertakes that it will provide the warranties in clause to Bidder as agent and attorney of each Scheme Optionholder.

7.	DEALINGS IN EUR Listed OPTIONS

7.1	Exercise prior to Option Scheme Record Date

To establish the identity of the Scheme Optionholders, EUR will not accept as valid, nor recognise for any purpose, any notice of exercise of an EUR Listed Option registered in the name of a EUR Optionholder that is either or both:

(a)	received after 5:00pm on the day which is the Business Day immediately before the Record Date; and

(b)	not in accordance with the terms of grant of the EUR Listed Option.

7.2	Registration as holder of EUR Options

EUR will issue, and register the EUR Optionholder as the holder of, an EUR Share in respect of any valid exercise of an EUR Listed Option registered in the name of the EUR Optionholder permitted by, and received by the time specified in, clause  and in accordance with the terms of grant of the EUR Listed Option, and the EUR Optionholder acknowledges and agrees that, if the Option Scheme becomes Effective and the EUR Optionholder has validly exercised an EUR Listed Option in accordance with the foregoing, the EUR Optionholder will be bound by the terms of the Option Scheme in respect of each such EUR Listed Option and, accordingly, each such EUR Listed Option will be exercised or converted into Resulting EUR Shares and transferred to Bidder in accordance with the terms of the Option Scheme on the Implementation Date.

7.3	Maintenance of EUR Listed Options Register

(a)	For the purpose of determining entitlements to the Option Scheme Consideration, EUR will:

(i)	until the Option Conversion Date, maintain the EUR Listed Option Register in accordance with the provisions of this clause and the EUR Listed Option Register in this form will solely determine entitlements to the Resulting EUR Shares; and

(ii)	following the Option Conversion Date, until the Option Scheme Consideration has been provided, EUR will maintain a register of holders of Resulting EUR Shares and this register in this form will solely determine entitlements to the Option Scheme Consideration.

(b)	All certificates and holding statements for Scheme Options will cease to have any effect from the Record Date as documents of title in respect of those Scheme Options. Subject to provision of the Option Scheme Consideration by Bidder and the transfer of the Resulting EUR Shares as contemplated by clauses , and , after the Record Date, each entry current at that date on the EUR Listed Option Register relating to Scheme Options will cease to be of any effect other than as evidence of entitlement to the Option Scheme Consideration in respect of the Scheme Options relating to that entry.

7.4	Information to be made available to Bidder

EUR will procure that, as soon as reasonably practicable after the Record Date, details of the names, Registered Addresses and holdings of Scheme Options of every Scheme Optionholder as shown in the EUR Listed Option Register as at the Record Date are made available to Bidder in such form as Bidder reasonably requires.

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7.5	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Optionholder to EUR that are binding or deemed binding between the Scheme Optionholder and EUR relating to EUR or EUR Listed Options, including instructions, notifications or elections relating to (if applicable):

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	notices or other communications from EUR (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by Bidder in its sole discretion), by reason of the Option Scheme, to be made by the Scheme Optionholder to Bidder and to be a binding instruction, notification or election to, and accepted by, Bidder in respect of the New Bidder Shares issued to that Scheme Optionholder until that instruction, notification or election is revoked or amended in writing addressed to Bidder at its registry.

8.	quotation of eur Listed options

8.1	Suspension of Trading

(a)	EUR will apply to ASX to suspend trading on the ASX in EUR Listed Options and EUR Shares with effect from the close of trading on the Effective Date.

(b)	It is expected that suspension of trading in EUR Listed Options and EUR Shares will occur from the commencement of the Business Day following the day on which EUR notifies ASX of this Option Scheme becoming Effective.

8.2	Termination of Quotation

After the Implementation Date, EUR will apply for termination of the official quotation of EUR Listed Options and EUR Shares and to have itself removed from the official list of ASX.

9.	NOTICES

9.1	General

Any notice, transfer, transmission, application, direction, demand, consent or other communication (Notice) given or made under this document must be in writing in English and signed by the sender or a person duly authorised by the sender.

9.2	Communications by post

Subject to clause , where a Notice referred to in this document is sent by post to EUR, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at EUR’s registered office or at the EUR Registry.

9.3	After hours communications

If a Notice is given:

(a)	after 5:00pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9:00am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

9.4	Omission to give notice

The accidental omission to give notice of the Option Scheme Meeting or the non-receipt of such notice by any EUR Optionholder will not invalidate the Option Scheme Meeting or the proceedings of the Option Scheme Meeting, unless the Court makes an order to the contrary.

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10.	GENERAL

10.1	No liability when acting in good faith

Without prejudice to either party’s rights under the Scheme Implementation Deed, neither Bidder nor EUR nor any director, officer, secretary or employee of any of those companies will be liable for anything done or omitted to be done in the performance of this Option Scheme or the Option Scheme Deed Poll when the relevant entity or person has acted in good faith.

10.2	EUR and Scheme Optionholders bound

The Option Scheme binds EUR and all Scheme Optionholders (including Scheme Optionholders who do not attend the Option Scheme Meeting, do not vote at that meeting or vote against the Option Scheme) and will, for all purposes, to the extent of any inconsistencies and permitted by law, have effect notwithstanding any provision in the constitution of EUR.

10.3	Further assurances

Subject to clause , EUR will execute all documents and do all acts and things (on its own behalf and on behalf of each EUR Optionholder) necessary or expedient for the implementation of, and performance of its obligations under, the Option Scheme and the Scheme Optionholders consent to EUR executing all such documents and doing all such acts or things.

10.4	Alterations and conditions

If the Court proposes to approve this Option Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, EUR may, by its counsel or solicitors, and with the consent of Bidder, consent to those alterations or conditions on behalf of all persons concerned, including, for the avoidance of doubt, all Scheme Optionholders.

10.5	GST

EUR must pay to the Scheme Optionholders an amount equal to any GST for which the Scheme Optionholders are liable on any supply by the Scheme Optionholders under or in connection with the Option Scheme, without deduction or set off of any other amount.

10.6	Costs

Any costs, and any stamp duty and any related fines, interest or penalties, which are payable on or in respect of this document or on any document referred to in this document will be paid as provided for in the Scheme Implementation Deed. For the avoidance of doubt, Scheme Optionholders do not have to pay any stamp duty, related fines, interest or penalties which are payable on or in respect of this document or any document referred to in this document.

10.7	Governing law and jurisdiction

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Western Australia.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Western Australia and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

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